File Pursuant to Rule 424B(3)
                                                     Registration No. 333-135976


================================================================================



                               [GRAPHIC OMITTED]
                             NEW ASIA BANCORP, INC.
                  MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

                                                               August 11, 2006

Dear New Asia Bancorp Stockholders:

     The board of directors of New Asia Bancorp, Inc. has agreed to a merger of New Asia Bancorp with and into Cathay General Bancorp. The details of the merger are set forth in the Agreement and Plan of Merger, dated as of July 6, 2006, between Cathay General Bancorp and New Asia Bancorp, Inc. Following the merger, Cathay General Bancorp intends to merge New Asia Bank with and into Cathay Bank.

     If we complete the merger, you will be entitled to elect to receive (but subject to proration and adjustment), in consideration for each of your New Asia Bancorp shares, either shares of Cathay common stock with a value of $32.60 (based on the average closing price of Cathay common stock during the ten consecutive trading days preceding the fifth business day prior to the closing), cash in the amount of $32.60 or a combination of shares of Cathay common stock and cash with a value in the aggregate amount of $32.60 (based on the average closing price of Cathay common stock during the ten consecutive trading days preceding the fifth business day prior to the closing). Based on a price per share of Cathay common stock of $35.495, which was the average closing price at the time the Agreement and Plan of Merger was signed, those New Asia Bancorp shareholders receiving Cathay common stock would receive a per share consideration of 0.9184 share of Cathay common stock.

     If Cathay's average closing stock price were $36.807 (which is the average closing price of Cathay common stock from July 28 to August 10, 2006), the most recent practicable date before mailing of this document, those New Asia Bancorp shareholders receiving Cathay common stock would receive 0.8857 shares of Cathay common stock. Because the number of shares of Cathay common stock issuable is dependent on the average closing price at closing and will not be known until immediately prior to the closing, the exact number of shares of Cathay common stock that New Asia Bancorp stockholders will be entitled to receive pursuant to the merger will not be known until that time. Pursuant to the Agreement and Plan of Merger, a minimum of 45% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock and a maximum of 60% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock; however, if the Cathay common stock price at closing is less than $30.92, then 45% of the New Asia Bancorp shares will be converted into the right to receive Cathay common stock and the remainder will be converted into the right to receive cash. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS OF CATHAY COMMON STOCK. Cathay common stock is listed on The NASDAQ Stock Market under the symbol "CATY."

     Your board of directors believes that the terms of the merger are fair and in the best interest of New Asia Bancorp and its stockholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus, including the opinion of its financial advisor, Hovde Financial, Inc.

     THE MERGER CANNOT BE COMPLETED UNLESS YOU APPROVE IT. To be adopted, the proposal to approve the Agreement and Plan of Merger must receive the affirmative vote of not less than a majority of the shares entitled to be cast at a special meeting of New Asia Bancorp stockholders called to consider the merger. The special stockholders' meeting will be held on September 23, 2006 at 10:00 a.m., local time, at 222 W. Cermak Rd., Chicago, IL 60616. Failure to vote will have the same effect as voting against the approval of the Agreement and Plan of Merger. Certain directors and executive officers of New Asia Bancorp who beneficially own and have the right to vote 404,171 shares, or approximately 56% of the shares entitled to be voted at the meeting, have agreed to vote their shares in favor of approval of the Agreement and Plan of Merger.

     Following this letter you will find a formal notice of the special meeting of stockholders and our proxy statement, which also serves as the prospectus for the shares of Cathay common stock to be issued in connection with the merger. The proxy statement/prospectus provides you with detailed information concerning the Agreement and Plan of Merger and the merger and the consideration to be received by New Asia Bancorp stockholders pursuant to the Agreement and Plan of Merger. You may also obtain more information about Cathay from documents that it has filed with the Securities and Exchange Commission. The board of directors of New Asia Bancorp recommends that you vote FOR approval of the Agreement and Plan of Merger.

                      On behalf of the board of directors,
                          Lloyd Gibson
                          President

     PLEASE GIVE CAREFUL ATTENTION TO ALL OF THE INFORMATION ENCLOSED WITH THIS LETTER, INCLUDING THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION OF THE PROXY STATEMENT/PROSPECTUS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 12.

     None of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Securities and Exchange Commission or any state securities commission has approved the securities to be issued by Cathay or determined if the proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of Cathay common stock to be issued in connection with the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency. Such shares are not guaranteed by Cathay and are subject to investment risk, including the possible loss of principal.

     The enclosed proxy statement/ prospectus is dated August 11, 2006 and is first being mailed to stockholders of New Asia Bancorp on or about August 15, 2006.

                             NEW ASIA BANCORP, INC.
                              222 WEST CERMAK ROAD
                                CHICAGO, IL 60616

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD SEPTEMBER 23, 2006

TO THE STOCKHOLDERS OF NEW ASIA BANCORP:

     A special meeting of stockholders of New Asia Bancorp will be held on September 23, 2006 at 10:00 a.m., local time, at 222 W. Cermak Rd., Chicago, IL 60616. The special meeting is for the following purposes:

     AGREEMENT AND PLAN OF MERGER. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 6, 2006, between Cathay General Bancorp and New Asia Bancorp, Inc., under the terms of which New Asia Bancorp will merge with and into Cathay, as more fully described in the accompanying proxy statement/prospectus. The Agreement and Plan of Merger is attached as APPENDIX A to the proxy statement/prospectus that accompanies this notice.

     Holders of record of New Asia Bancorp common stock at the close of business on August 3, 2006, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of such meeting. The affirmative vote of the holders of not less than a majority of the shares entitled to be cast at the New Asia Bancorp special meeting is required to approve the Agreement and Plan of Merger. As of the record date, there were 719,762 shares of New Asia Bancorp common stock outstanding and entitled to vote at the special meeting.

     New Asia Bancorp stockholders have the right to dissent from the merger and obtain payment of the fair value of their shares under the applicable provisions of Delaware law. A copy of the applicable statutes regarding dissenters' rights is attached as APPENDIX B to the accompanying proxy statement/prospectus. For an explanation of your dissenters' rights and how to exercise them, please see the discussion under the heading "The Merger -- Dissenters' Rights."

     YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY USING THE ENCLOSED ENVELOPE. If for any reason you later desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the Agreement and Plan of Merger.

     THE BOARD OF DIRECTORS OF NEW ASIA BANCORP HAS DETERMINED THAT THE AGREEMENT AND PLAN OF MERGER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF NEW ASIA BANCORP AND ITS STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.


                                      BY ORDER OF THE BOARD OF DIRECTORS,




                                      BENJAMIN WONG
                                      CHAIRMAN

Chicago, Illinois
August 11, 2006

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CATHAY FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. You can obtain these documents by requesting them in writing or by telephone from Cathay or from the SEC, at the address and telephone numbers provided in the section entitled "Where You Can Find More Information About Cathay."

     You will not be charged for the documents that you request. IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY, SEPTEMBER 18, 2006 (FIVE BUSINESS DAYS PRIOR TO THE NEW ASIA BANCORP SPECIAL STOCKHOLDERS' MEETING) IN ORDER TO RECEIVE THEM BEFORE THE NEW ASIA BANCORP SPECIAL STOCKHOLDERS' MEETING.

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER....................iii
SUMMARY.......................................................................1
SELECTED HISTORICAL AND COMPARATIVE PER-SHARE DATA............................6
   New Asia Bancorp Historical Selected Financial Data........................6
   Summary Historical Financial Data of New Asia Bancorp......................7
   Cathay Historical Selected Financial Information...........................8
   Comparative Stock Price and Dividend Information...........................8
   New Asia Bancorp Common Stock..............................................9
FORWARD-LOOKING STATEMENTS....................................................9
RISK FACTORS.................................................................12
NEW ASIA BANCORP SPECIAL STOCKHOLDERS' MEETING...............................16
   Proxy Statement-Prospectus................................................16
   Date, Time, Place.........................................................16
   Purpose...................................................................16
   Record Date; Shares Outstanding and Entitled To Vote......................16
   Vote Required.............................................................16
   Voting, Solicitation and Revocation of Proxies............................16
THE MERGER...................................................................17
   Background of the Merger..................................................17
   Cathay's Reasons for the Merger...........................................19
   New Asia Bancorp's Reasons for the Merger; Recommendation of, and Factors
   Considered by, New Asia Bancorp's Board of Directors......................20
   Opinion of New Asia Bancorp's Financial Advisor...........................21
   Structure of the Merger...................................................27
   Merger Consideration......................................................27
   Election Procedure........................................................28
   Allocation Calculation....................................................29
   Regulatory Approvals Required for the Merger..............................30
   Management, Operations and Shareholdings After the Merger.................32
   NASDAQ Listing............................................................32
   Resales of Cathay Common Stock............................................32
   Material United States Federal Income Tax Consequences of the Merger......32
   Accounting Treatment......................................................35
   Dissenters' Rights........................................................35
   Interests of Certain Persons in the Merger................................37
THE MERGER AGREEMENT.........................................................38
   Structure of the Merger...................................................38
   Effective Time............................................................38
   Additional Agreements.....................................................38
   Conditions to the Merger..................................................39
   Nonsolicitation...........................................................40
   Termination...............................................................41
   Termination Fee...........................................................42
   Representations and Warranties............................................42
   Covenants; Conduct of Business Prior to Effective Time....................42
   Cathay Covenants Relating to Employee Matters.............................45
   Additional Covenants......................................................45
   Amendment and Waiver......................................................46
CATHAY CAPITAL STOCK.........................................................46
   Anti-Takeover Provisions in Cathay's Certificate of Incorporation and
   Bylaws....................................................................46
   Purpose and Takeover Defensive Effects of Cathay's Restated Certificate of
   Incorporation and Restated Bylaws.........................................47
COMPARISON OF CATHAY COMMON STOCK WITH NEW ASIA BANCORP COMMON STOCK.........48
   Authorized Capital Stock..................................................48

   Issuance of Common Stock..................................................48
   Liquidation Rights........................................................48
   Preemptive Rights.........................................................49
   Voting Rights.............................................................49
   Stockholder Action Without a Meeting......................................49
   Stockholder Vote on Business Combinations.................................49
   Special Meetings of Stockholders..........................................49
   Dividends.................................................................50
   Amendment of Certificate of Incorporation and Bylaws......................50
   Board of Directors........................................................50
   Nomination to the Board of Directors......................................51
   Dissenters' Rights........................................................51
   Limitation of Personal Liability of Directors and Officers................51
INFORMATION ABOUT CATHAY AND CATHAY BANK.....................................51
   General...................................................................51
   Cathay Bank...............................................................51
   Additional Information Concerning Cathay and Cathay Bank..................52
INFORMATION ABOUT NEW ASIA BANCORP...........................................52
   General...................................................................52
   New Asia Bank.............................................................52
WHERE YOU CAN FIND MORE INFORMATION ABOUT CATHAY.............................52
LEGAL MATTERS................................................................54
EXPERTS......................................................................54
OTHER BUSINESS...............................................................54

Appendix A:    Agreement and Plan of Merger
Appendix B:    Section 262 of Delaware General Corporations Law
Appendix C:    Hovde Financial, Inc. Fairness Opinion, dated July 6, 2006
Appendix D:    Form of Voting Agreement

            QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

WHAT IS THE PURPOSE OF THIS PROXY STATEMENT/PROSPECTUS?

     This document serves both as a proxy statement of New Asia Bancorp and as a prospectus for Cathay common stock. As a proxy statement, it is being provided to you by New Asia Bancorp, because the board of directors of New Asia Bancorp is soliciting your proxy to vote to approve the proposed merger of New Asia Bancorp with and into Cathay. As a prospectus, it is being provided to you by Cathay, because Cathay is offering shares of its common stock in connection with the merger.

WHAT WILL NEW ASIA BANCORP STOCKHOLDERS RECEIVE IN THE MERGER?

     Under the Agreement and Plan of Merger, Cathay will issue, for each share of New Asia Bancorp stock, either shares of Cathay common stock with a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing), cash in the amount of $32.60 or a combination of shares of Cathay common stock and cash with a value in the aggregate amount of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing). The average closing price on which the value of the shares of Cathay common stock will be based may vary from the closing price of Cathay common stock on the date Cathay and New Asia Bancorp announced the merger, on the date that this document was mailed to New Asia Bancorp stockholders, on the date of the special meeting of the New Asia Bancorp stockholders and on the date the merger is completed.

     Because the number of shares of Cathay common stock issuable is dependent on the average closing price of those shares at closing, we cannot calculate the number of shares issuable until then. Based on a price per share of Cathay common stock of $35.495 which was the average closing price at the time the Agreement and Plan of Merger was signed, those New Asia Bancorp shareholders receiving Cathay common stock would receive a per share consideration of 0.9184 shares of Cathay common stock. If Cathay's average closing stock price were $36.807 (which is the average closing price of Cathay common stock from July 28 to August 10, 2006), the most recent practicable date before mailing of this document, those New Asia Bancorp shareholders receiving Cathay common stock would receive 0.8857 shares of Cathay common stock.

     Pursuant to the Agreement and Plan of Merger, a minimum of 45% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock and a maximum of 60% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock; however, if the Cathay common stock price at closing is less than $30.92, then 45% of the New Asia Bancorp shares will be converted into the right to receive Cathay common stock and the remainder will be converted into the right to receive cash.

     Only whole shares of Cathay common stock will be issued in connection with the merger. Accordingly, New Asia Bancorp stockholders will receive cash, without interest, in lieu of any fractional share of Cathay common stock they otherwise would be entitled to receive.

WHAT WILL I RECEIVE IN THE MERGER?

     Under the Agreement and Plan of Merger, unless you provide a notice of dissent, you may elect to receive either:

     o    Cathay common stock for all of your shares,

     o    cash for all of your shares, or

     o Cathay common stock for some of your shares and cash for the rest of your shares.

     The form of merger consideration that you will receive will depend on the elections made by all New Asia Bancorp stockholders. If New Asia Bancorp stockholders elect to receive more of one form of consideration than is available, we will allocate the available amount ratably among the New Asia Bancorp stockholders electing to receive that form of consideration, and those New Asia Bancorp stockholders will receive the other form of consideration for the balance of their New Asia Bancorp shares. Accordingly, you may not receive as much of one form of merger consideration as you elect. Pursuant to the Agreement and Plan of Merger, a minimum of 45% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock, and a maximum of 60% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock; however, if the Cathay common stock price at closing is less than $30.92, then 45% of the New Asia Bancorp shares will be converted into the right to receive Cathay common stock and the remainder will be converted into the right to receive cash. See "The Merger -- Allocation Calculation" for a more detailed discussion of allocation procedures under the Agreement and Plan of Merger.

WILL NEW ASIA BANCORP STOCKHOLDERS BE ABLE TO TRADE IN THE CATHAY COMMON STOCK THAT THEY RECEIVE UPON THE COMPLETION OF THE MERGER?

Yes. The shares of Cathay common stock to be issued in connection with the merger have been registered under the Securities Act of 1933, as amended, and will be listed on The NASDAQ Stock Market under the symbol "CATY." Shares of Cathay common stock received by persons who are not deemed to be "affiliates" of either New Asia Bancorp or Cathay before the merger, or of Cathay after the merger, may be sold without restriction. Shares of Cathay common stock received by persons who are affiliates of New Asia Bancorp or Cathay before the merger may only be sold in compliance with Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. An affiliate is someone who controls, is controlled by or is under common control with the company in question and typically includes directors, executive officers and significant stockholders of New Asia Bancorp.

IF I ELECT TO RECEIVE SHARES OF CATHAY COMMON STOCK, HOW MANY SHARES OF CATHAY COMMON STOCK WILL I RECEIVE FOR MY SHARES OF NEW ASIA BANCORP COMMON STOCK?

     The actual number of shares of Cathay common stock that you will receive for each of your New Asia Bancorp shares cannot be determined until shortly before the effective time of the merger. Those shareholders receiving Cathay common stock will receive shares of Cathay common stock with a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing). The average closing price on which the value of the shares of Cathay common stock will be based may vary from the closing price of Cathay common stock on the date Cathay and New Asia Bancorp announced the merger, on the date that this document was mailed to New Asia Bancorp stockholders, on the date of the special meeting of the New Asia Bancorp stockholders and on the date the merger is completed.

WILL THE VALUE OF THE MERGER CONSIDERATION I RECEIVE (CATHAY COMMON STOCK OR
CASH) DEPEND ON WHICH ELECTION I MAKE?

     No. Regardless of whether you receive shares of Cathay common stock or cash, the consideration paid for each share of New Asia Bancorp stock at closing will be $32.60. Since the value of Cathay common stock fluctuates with its trading price, however, the actual number of shares of Cathay common stock that you receive per share and the value of those shares when you actually receive your certificate representing Cathay common stock will likely not be exactly the same as the cash to be paid per share.

     The actual number of shares of Cathay common stock that you receive will depend on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing. This average closing price may vary from the closing price of Cathay common stock on the date Cathay and New Asia Bancorp announced the merger, on the date that this document was mailed to New Asia Bancorp stockholders, on the date of the special meeting of the New Asia Bancorp stockholders and on the date the merger is completed.

HOW DO I ELECT THE FORM OF CONSIDERATION I PREFER TO RECEIVE?

     Each New Asia Bancorp shareholder is being sent an Election Form and transmittal materials at the time this proxy statement/prospectus is being mailed. You must properly complete and deliver the Election Form, the completed and signed letter of transmittal, the appropriate completed and signed backup withholding tax form and your New Asia Bancorp stock certificates to the exchange agent, American Stock Transfer & Trust Co., before 5:00 p.m., New York time, not later than September 29, 2006. An Election Form will be deemed properly completed only if an election is indicated for each share of New Asia Bancorp common stock covered by such Election Form and only if accompanied by certificates representing all shares of New Asia Bancorp common stock covered by the Election Form. A return envelope will be provided for submitting the Election Form, transmittal materials and stock certificates to the exchange agent. This is different from the envelope that you will use to return your completed proxy card. Your election choices and election procedures are described under "The Merger -- Election Procedure." PLEASE DO NOT SEND YOUR NEW ASIA BANCORP STOCK CERTIFICATES OR ELECTION FORM WITH YOUR PROXY CARD.

     If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity where your shares are held advising you of the procedures for making your election and delivering your shares. If you do not receive these instructions, you should contact the entity where your shares are held.

     If the merger is not completed, any New Asia Bancorp stock certificates that you previously sent to the exchange agent will be promptly returned to you without charge.

MAY I SUBMIT AN ELECTION FORM IF I VOTE AGAINST THE MERGER?

     Yes. You may submit an Election Form even if you vote against the Agreement and Plan of Merger.

WHAT IS THE DEADLINE FOR RECEIPT OF MY ELECTION FORM?

     The Election Form, the completed and signed letter of transmittal, the appropriate completed and signed backup withholding tax form and your New Asia Bancorp stock certificates must be received by the exchange agent, American Stock Transfer & Trust Co., by 5:00 p.m., New York time, on September 29, 2006.

MAY I CHANGE MY ELECTION ONCE IT HAS BEEN SUBMITTED?

     Yes. You may revoke your election of merger consideration with respect to all or a portion of your shares of New Asia Bancorp common stock by delivering written notice of your revocation to the exchange agent by 5:00 p.m., New York time, on September 29, 2006. If you instruct a broker to submit an election for your shares, you must follow your broker's directions for changing those instructions.

     If an election is properly revoked with respect to shares of New Asia Bancorp common stock represented by stock certificates, the certificates representing such shares will be promptly returned upon written request of the holder who submitted them to the exchange agent and the holder would be deemed to have made no election with respect to such shares unless and until a new Election Form is submitted, which must be received by the exchange agent by 5:00 p.m., New York time, on September 29, 2006.

     You will not be entitled to revoke or change your election or sell your shares of New Asia Bancorp common stock after the election deadline.

WHAT HAPPENS IF I DO NOT MAKE AN ELECTION PRIOR TO THE DEADLINE?

     If you fail to submit a valid Election Form to the exchange agent prior to 5:00 p.m., New York time, on September 29, 2006, then you will be deemed to have made no election and will receive either shares of Cathay common stock, cash or a combination of shares of Cathay common stock and cash, depending on the elections made by other stockholders.

     If you do not properly submit your Election Form with your New Asia Bancorp stock certificates by the election deadline, then, promptly after the closing date of the merger, the exchange agent will mail to you a letter of transmittal and instructions for surrendering your New Asia Bancorp stock certificates for use in exchanging your New Asia Bancorp stock certificates for the merger consideration.

WILL I RECEIVE THE FORM OF MERGER CONSIDERATION THAT I ELECT?

     You will receive the form of merger consideration that you elect if the New Asia Bancorp stockholders do not elect to receive more of that form of consideration than is available under the Agreement and Plan of Merger. If, on the other hand, the New Asia Bancorp stockholders elect to receive more of that form of consideration than is available, then you will receive the form of consideration you elect only for a portion of your shares, and you will receive the other form of consideration for the balance. The number of New Asia Bancorp shares for which you will receive your desired form of consideration will be determined by multiplying the total number of shares covered by your election by a fraction, the numerator of which is the maximum number of New Asia Bancorp shares that can be converted into the desired form of consideration under the Agreement and Plan of Merger and the denominator of which is the total number of New Asia Bancorp shares electing to receive that form of consideration.

     Pursuant to the Agreement and Plan of Merger, a minimum of 45% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock and a maximum of 60% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock; however, if the Cathay common stock price at closing is less than $30.92, then 45% of the New Asia Bancorp shares will be converted into the right to receive Cathay common stock and the remainder will be converted into the right to receive cash. For a detailed description of these allocation procedures, please see the discussion under the heading "The Merger -- Allocation Calculation."

WILL I RECEIVE ANY FRACTIONAL SHARES OF CATHAY COMMON STOCK AS PART OF THE MERGER CONSIDERATION?

     No. Cathay will not issue fractional shares in the merger. As a result, the total number of shares of Cathay common stock that you will receive in the merger will be rounded down to the nearest whole number. You will receive a cash payment for the value of any remaining fraction of a share of Cathay common stock that you would otherwise have been entitled to receive.

WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

     New Asia Bancorp will hold a special meeting of its stockholders on September 23, 2006 at 10:00 a.m., local time, at 222 W. Cermak Rd., Chicago, IL 60616.

HOW DO I VOTE?

     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

WHY IS MY VOTE IMPORTANT?

     If you fail to vote, that will have the same effect as voting against the approval of the Agreement and Plan of Merger. Approval of the Agreement and Plan of Merger requires the affirmative vote of not less than a majority of the shares of New Asia Bancorp stock outstanding and entitled to vote at the special meeting. Certain directors and executive officers of New Asia Bancorp who beneficially own and have the right to vote 404,171 shares, or approximately 56% of the shares entitled to be voted at the meeting, have agreed to vote their shares in favor of approval of the Agreement and Plan of Merger.

WHAT HAPPENS IF I RETURN MY PROXY BUT DO NOT INDICATE HOW TO VOTE MY SHARES?

     If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted "FOR" approval of the Agreement and Plan of Merger. If you return an unsigned proxy card, your proxy will be invalid, and your shares will not be voted at the special meeting.

WHAT DOES THE NEW ASIA BANCORP BOARD OF DIRECTORS RECOMMEND?

     The board of directors of New Asia Bancorp unanimously recommends that New Asia Bancorp's stockholders vote "FOR" the Agreement and Plan of Merger.

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

     Yes. You may change your vote at any time before your proxy is voted at the special meeting, as follows:

     o You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

     o    You may complete and submit a later-dated proxy card; or

     o    You may attend the meeting and vote in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to New Asia Bancorp's secretary prior to the special meeting.

WHO MAY VOTE AT THE MEETING?

     The board of directors of New Asia Bancorp has set August 3, 2006 as the record date for the meeting. If you were the record owner of New Asia Bancorp common stock at the close of business on August 3, 2006, you may vote at the meeting.

WHEN WILL THE MERGER OCCUR?

     We currently expect to complete the merger during the fourth quarter of 2006. The merger will occur after approval of the stockholders of New Asia Bancorp is obtained and the other conditions to the merger are satisfied or waived. Cathay and New Asia Bancorp are working toward completing the merger as quickly as possible.

HOW SOON AFTER THE MERGER IS COMPLETED CAN I EXPECT TO RECEIVE MY CASH AND/OR CATHAY COMMON STOCK?

     Cathay will work with its exchange agent, American Stock Transfer & Trust Co., to distribute the consideration payable in the merger as promptly as practicable following the completion of the merger. If you are entitled to receive $200,000 or more of cash in merger consideration, you will be able to receive this cash by wire transfer if you have completed and delivered all required documentation (including wire transfer instructions) at least two business days prior to the closing date of the merger. You will not be responsible for any wire transfer costs associated with the wire transfer.

SHOULD I SEND IN MY STOCK CERTIFICATES WITH MY PROXY CARD?

     No. Please do not send your stock certificates with your proxy card. At the time this proxy statement/prospectus is mailed, an exchange agent will mail or deliver an Election Form and transmittal materials. Before the election deadline, which is 5:00 p.m., New York time, on September 29, 2006, you should send your New Asia Bancorp stock certificates to the exchange agent, together with a completed and signed Election Form and transmittal materials.

AM I ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?

     Yes. Under Delaware law, New Asia Bancorp stockholders have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of New Asia Bancorp common stock. New Asia Bancorp stockholders electing to exercise dissenters' rights must comply with the provisions of the Delaware appraisal laws in order to perfect their rights. A brief summary of the material provisions of the procedures that a New Asia Bancorp stockholder must follow in order to dissent from the merger and perfect dissenters' rights is provided under the section entitled "The Merger -- Dissenters' Rights." In addition, the full text of the Delaware appraisal laws is set forth in APPENDIX B to this document.

WHAT DO I NEED TO DO NOW?

     We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Cathay that may be important to you is incorporated by reference into this document from documents separately filed by Cathay with the Securities and Exchange Commission. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the Securities and Exchange Commission.

     Following review of this proxy statement/prospectus, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE as soon as possible so that your shares can be voted at New Asia Bancorp's special meeting of stockholders. Additionally, PLEASE COMPLETE, SIGN AND DATE THE ELECTION FORM AND TRANSMITTAL MATERIALS AND RETURN THEM ALONG WITH YOUR STOCK CERTIFICATES IN THE ENCLOSED ENVELOPE, to Cathay's exchange agent before 5:00 p.m., New York time, on September 29, 2006.

WHAT RISKS SHOULD I CONSIDER?

     You should review carefully the discussion of "Risk Factors." You should also review the factors considered by the New Asia Bancorp board of directors in approving the Agreement and Plan of Merger. See "The Merger -- Background of the Merger" and "The Merger -- New Asia Bancorp's Reasons for the Merger; Recommendation of, and Factors Considered by, New Asia Bancorp's Board of Directors."

WHO CAN HELP ANSWER MY QUESTIONS?

     If you have questions about the merger, the meeting or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

     Benjamin Wong / Lloyd Gibson
     New Asia Bancorp
     222 West Cermak Road
     Chicago, IL  60616

     Phone:  (312) 225-5991
     Fax:  (312) 225-2627
     e-mail:  BWONG@NEWASIABK.COM; LLOYDGIBSON@NEWASIABK.COM

     This proxy statement/prospectus does not cover any resale of the Cathay shares to be received by stockholders of New Asia Bancorp upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SUMMARY

     THIS SUMMARY, TOGETHER WITH THE PRECEDING SECTION ENTITLED "QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER," HIGHLIGHTS SELECTED INFORMATION ABOUT THIS PROXY STATEMENT/PROSPECTUS. WE URGE YOU TO READ CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO WHICH WE REFER TO FULLY UNDERSTAND THE MERGER. THE AGREEMENT AND PLAN OF MERGER IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED BY REFERENCE INTO THIS DOCUMENT. EACH ITEM IN THE SUMMARY REFERS TO THE HEADING IN THIS PROXY STATEMENT/PROSPECTUS WHERE THAT SUBJECT IS DISCUSSED IN MORE DETAIL.

INFORMATION ABOUT CATHAY:

     Cathay General Bancorp

     777 North Broadway

     Los Angeles, California  90012

     Phone:  (213) 625-4700

     Cathay, headquartered in Los Angeles, California, is a Delaware corporation and is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Cathay is the holding company for Cathay Bank, a California state-chartered bank. Founded in 1962, Cathay Bank offers a wide range of financial services. Cathay Bank currently operates thirty branches in California, nine branches in New York State, one in Massachusetts, one in Houston, Texas, two in Washington State and representative offices in Taipei, Hong Kong and Shanghai. Cathay Bank's website is found at HTTP://WWW.CATHAYBANK.COM/

     As of June 30, 2006, Cathay had total assets of approximately $7.46 billion, total net loans held in portfolio of approximately $5.32 billion, total deposits of approximately $5.25 billion and approximately $862 million in stockholders' equity. Cathay common stock trades on The NASDAQ Stock Market under the symbol "CATY."

     For more information on the business of Cathay, please refer to Cathay's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2006. Please refer to the section of this proxy statement/prospectus entitled "Where You Can Find More Information About Cathay" to find out where you can obtain copies of Cathay's Annual Report, as well as the other documents Cathay has filed with the Securities and Exchange Commission.

INFORMATION ABOUT NEW ASIA BANCORP:

     New Asia Bancorp
     222 West Cermak Road

     Chicago, IL  60616

     Phone:  (312) 225-5991

     New Asia Bancorp is the holding company for New Asia Bank, an Illinois state-chartered bank. New Asia Bank was formed in 1987 in Chicago Chinatown by a group of Chinese and American business men and women. The marketing goal of the Bank is targeted to meet the financial needs of Asian residents and businesses in the Chicago area. New Asia Bank has three full-service offices in the Chicago area: one in Chinatown, one in North Chinatown and one in the western suburbs. New Asia Bank's website is found at HTTP://WWW.NEWASIABK.COM.

     As of June 30, 2006, New Asia Bancorp had total assets of approximately $139 million, total loans of approximately $112 million, total deposits of approximately $115 million and total shareholders' equity of approximately $11.4 million. At the record date, New Asia Bancorp had 144 stockholders of record, owning 719,762 shares of stock.

NEW ASIA BANCORP WILL MERGE INTO CATHAY.

     The Agreement and Plan of Merger provides for the merger of New Asia Bancorp with and into Cathay, with Cathay as the surviving entity after the merger. Upon the completion of the merger, your shares of New Asia Bancorp common stock will be exchanged for shares of Cathay common stock, cash or a combination of stock and cash. After the merger, you will no longer own shares of New Asia Bancorp. The directors of New Asia Bancorp before the merger will not serve as directors of Cathay after the merger. As a result of the merger, New Asia Bancorp will cease to exist as a separate entity.

     The Agreement and Plan of Merger also provides for a subsequent merger of New Asia Bank with and into Cathay Bank, the wholly-owned banking subsidiary of Cathay, with Cathay Bank as the surviving entity after the merger. As a result of the merger, New Asia Bank will cease to exist as a separate entity.

     The Agreement and Plan of Merger is attached as APPENDIX A to this document and is incorporated by reference into this document. We encourage you to read the Agreement and Plan of Merger in its entirety.

APPROVAL OF THE AGREEMENT AND PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF NOT LESS THAN A MAJORITY OF THE SHARES OF NEW ASIA BANCORP COMMON STOCK THAT ARE OUTSTANDING AND ENTITLED TO VOTE.

     In order to approve the Agreement and Plan of Merger, not less than a majority of the outstanding shares of New Asia Bancorp common stock entitled to vote as of the record date must be voted at the special meeting in favor of approval. Cathay's stockholders do not have to vote on the transaction.

     At the record date, New Asia Bancorp had 144 stockholders of record owning 719,762 shares of stock. As of the record date, New Asia Bancorp directors and executive officers and their affiliates owned and were entitled to vote approximately 481,581 shares of New Asia Bancorp common stock, representing approximately 67% of the outstanding shares of New Asia Bancorp common stock. Certain directors and executive officers of New Asia Bancorp who beneficially own and have the right to vote 404,171 shares, or approximately 56% of the shares entitled to be voted at the meeting, have agreed to vote their shares in favor of approval of the Agreement and Plan of Merger.

WHAT NEW ASIA BANCORP STOCKHOLDERS WILL RECEIVE UPON THE COMPLETION
OF THE MERGER.

     Under the Agreement and Plan of Merger, for each share of New Asia Bancorp stock, Cathay will issue either shares of Cathay common stock with a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing), cash in the amount of $32.60 or a combination of shares of Cathay common stock and cash with a value in the aggregate amount of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing). The average closing price on which the value of the shares of Cathay common stock will be based may vary from the closing price of Cathay common stock on the date Cathay and New Asia Bancorp announced the merger, on the date that this document was mailed to New Asia Bancorp stockholders, on the date of the special meeting of the New Asia Bancorp stockholders and on the date the merger is completed.

     Because the number of shares of Cathay common stock issuable is dependent on the average closing price of those shares at closing, we cannot calculate the number of shares issuable until then. Based on a price per share of Cathay common stock of $35.495, which was the average closing price at the time the Agreement and Plan of Merger was signed, those New Asia Bancorp shareholders receiving Cathay common stock would receive a per share consideration of 0.9184 share of Cathay common stock. If Cathay's average closing stock price were $36.807 (which is the average closing price of Cathay common stock from July 28 to August 10, 2006), the most recent practicable date before mailing of this document, those New Asia Bancorp shareholders receiving Cathay common stock would receive 0.8857 shares of Cathay common stock.

     If you provide a notice of dissent, vote against the merger and perfect your dissenters' rights, you will receive cash for your shares as provided under the applicable provisions of Delaware law. See "The Merger -- Dissenters' Rights."

MARKET PRICE AND SHARE INFORMATION.

     The following table sets forth the closing sale prices per share of Cathay common stock as reported on The NASDAQ Stock Market on July 5, 2006, the last trading day before we announced the transaction, and on August 10, the most recent practicable trading day before the date on which this proxy statement/prospectus was mailed to New Asia Bancorp's stockholders. On July 20, 2006, the most recent practicable trading day before the preliminary version of this proxy statement/prospectus was first submitted to the Securities Exchange Commission, the closing sale price per share of Cathay common stock was $36.78.

                                                                     CATHAY
                                                                     CLOSING
DATE                                                                  PRICE
______________________________________________________________   ______________
July 5, 2006                                                      $      35.74
August 10, 2006                                                   $      36.15



     The market price of Cathay common stock will fluctuate prior to the effective time of the merger. Therefore, you should obtain current market quotations for Cathay common stock. Cathay common stock is listed on The NASDAQ Stock Market under the symbol "CATY." See "Comparative Stock Price and Dividend Information -- Cathay common stock."

YOU MAY ELECT TO RECEIVE STOCK OR CASH CONSIDERATION, SUBJECT TO ALLOCATION.

     Under the Agreement and Plan of Merger, unless you provide a notice of dissent, you may elect to receive either:

     o    Cathay common stock for all of your shares,

     o    cash for all of your shares, or

     o Cathay stock for some of your shares and cash for the rest of your shares.

     Because the aggregate number of shares of Cathay common stock and the aggregate amount of cash that will be issued and paid in the merger are fixed, the form of merger consideration that you will receive will depend in part on the elections made by all New Asia Bancorp stockholders. If New Asia Bancorp stockholders elect to receive more of one form of consideration than is available, we will allocate the available amount ratably among the New Asia Bancorp stockholders electing to receive that form of consideration, and those New Asia Bancorp stockholders will receive the other form of consideration for the balance of their New Asia Bancorp shares. Accordingly, you may receive a form of merger consideration that differs from your election. See "The Merger -- Allocation Calculation" for a more detailed discussion of allocation procedures under the Agreement and Plan of Merger.

     If you provide a notice of dissent, vote against the merger and perfect your dissenters' rights, you will receive cash for your shares as provided under the applicable provisions of Delaware law. See "The Merger -- Dissenters' Rights."

     At the time this proxy statement/prospectus is mailed, an exchange agent will mail or deliver an Election Form with instructions for making your election as to the form of consideration that you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading "The Merger -- Election Procedure." If you fail to submit a valid Election Form that is received by the exchange agent on or before the election deadline, you will receive either Cathay common stock or cash for each of your shares of New Asia Bancorp stock, depending upon what remains available after the considering the elections made by other New Asia Bancorp stockholders.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.

     The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger so qualifies, for United States federal income tax purposes, New Asia Bancorp stockholders generally will not recognize any gain or loss on the exchange of shares of New Asia Bancorp common stock for shares of Cathay common stock (although New Asia Bancorp stockholders will generally recognize gain (but not loss) to the extent of any cash received as part of the merger consideration). The merger is conditioned on the receipt by each of New Asia Bancorp and Cathay of a tax opinion from its respective counsel that the merger will constitute a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code. Determining the actual tax consequences of the merger to you may be complex. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you. For further discussion, see "--Material United States Federal Income Tax Consequences of the Merger" below.

THE NEW ASIA BANCORP BOARD OF DIRECTORS RECOMMENDS STOCKHOLDER APPROVAL OF THE MERGER.

     The New Asia Bancorp board of directors believes that the merger is in the best interests of the New Asia Bancorp stockholders and has unanimously approved the Agreement and Plan of Merger. The New Asia Bancorp board of directors recommends that New Asia Bancorp stockholders vote "FOR" approval of the Agreement and Plan of Merger.

NEW ASIA BANCORP'S FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO NEW ASIA BANCORP STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW.

     Hovde Financial, Inc. has served as financial advisor to New Asia Bancorp in connection with the merger. It has given an opinion to the New Asia Bancorp board of directors that, as of July 6, 2006, the consideration Cathay will pay for the New Asia Bancorp common stock is fair to New Asia Bancorp stockholders from a financial point of view. Hovde's opinion is expressly based upon, and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion. A copy of the opinion delivered by Hovde is attached to this document as APPENDIX C. You should read the opinion carefully and in its entirety.

     New Asia Bancorp agreed to pay Hovde a fee for its services equal to
(1) 1.5% of such portion of the total consideration received by the stockholders of New Asia Bancorp as is less than $15 million, plus (2) 3% of such portion of the total consideration received by the stockholders of New Asia Bancorp as is equal to or greater than $15 million but less than $20 million, plus (3) 5% of such portion of the total consideration received by the stockholders of New Asia Bancorp as is equal to or greater than $20 million. The fee is payable upon the completion of the merger. Based on consideration to be received by New Asia Bancorp stockholders of approximately $23.5 million in the aggregate, the fee payable to Hovde would be approximately $598,212. New Asia Bancorp has also agreed to reimburse Hovde for its out-of-pocket expenses.

NEW ASIA BANCORP HAS AGREED NOT TO PURSUE ANOTHER SALE TRANSACTION.

     New Asia Bancorp has agreed that it will not, and will not permit its employees, advisors or other representatives to, do any of the following, except in connection with the Agreement and Plan of Merger:

     o solicit, initiate, encourage or otherwise facilitate any acquisition proposal,

     o    enter into any agreement with respect to an acquisition proposal,

     o participate in any discussions or negotiations regarding any acquisition proposal, or

     o make or authorize any statement or recommendation in support of any acquisition proposal.

Notwithstanding these prohibitions, if within 20 calendar days after the date of this proxy statement/prospectus (1) New Asia Bancorp receives an unsolicited written acquisition proposal that New Asia Bancorp's board of directors believes in good faith constitutes a "superior proposal" and (2) New Asia Bancorp's board of directors determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would reasonably be expected to breach the directors' fiduciary duties under applicable law, then New Asia Bancorp may furnish information about itself to the person making the superior proposal, subject to a customary confidentiality agreement, and may participate in discussions or negotiations regarding the superior proposal after providing notice to Cathay.

     A "superior proposal" is a bona fide written proposal made by a third party to acquire all of the outstanding shares, or substantially all the assets, of New Asia Bancorp (1) on terms that the board of directors of New Asia Bancorp determines in its good-faith judgment, following consultation with Hovde, to be more favorable from a financial point of view to the New Asia Bancorp stockholders than those provided in the Agreement and Plan of Merger, (2) that the New Asia Bancorp board of directors determines is reasonably likely to be consummated on the terms set forth and (3) for which any required financing is either already committed or, in the good-faith determination of the New Asia Bancorp board of directors, highly likely to be obtained.

     For a discussion of the circumstances under which the board of directors of New Asia Bancorp may terminate the Agreement and Plan of Merger to accept a superior proposal, and the fees that would be payable upon termination, see "Either Party May Terminate the Agreement and Plan of Merger under Certain Circumstances" and "New Asia Bancorp Must Pay a Termination Fee under Certain Circumstances," below.

COMPLETION OF THE MERGER IS SUBJECT TO SATISFACTION OR WAIVER OF CERTAIN CONDITIONS.

     Completion of the merger is subject to the satisfaction or waiver of certain conditions, including, among others:

     o approval of the Agreement and Plan of Merger by New Asia Bancorp stockholders holding not less than a majority of the shares of New Asia Bancorp stock that are outstanding and entitled to vote at the special meeting;

     o approval of the merger by federal and state-bank regulatory authorities;

     o the absence of a judgment, order, injunction or decree preventing the consummation of the merger;

     o accuracy of each party's representations and warranties in the Agreement and Plan of Merger;

     o compliance by each party with all material terms, covenants and conditions of the Agreement and Plan of Merger;

     o    the obtainment of certain consents;

     o the receipt by each of New Asia Bancorp and Cathay of a tax opinion from its respective counsel to the effect that the merger will constitute a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code; and

     o New Asia Bancorp's net worth satisfying certain minimum amounts specified in the Agreement and Plan of Merger.

THE MERGER MAY NOT BE COMPLETED WITHOUT ALL REQUIRED REGULATORY APPROVALS.

     The transaction must be approved by the Federal Deposit Insurance Corporation, the Illinois Department of Financial and Professional Regulation and the California Department of Financial Institutions. Cathay has also requested confirmation from the Federal Reserve System that its approval is not required under the Bank Holding Company Act of 1956, as amended. Cathay expects to obtain all necessary approvals, although Cathay cannot be certain if or when it will obtain them.

EITHER PARTY MAY TERMINATE THE AGREEMENT AND PLAN OF MERGER UNDER CERTAIN CIRCUMSTANCES.

     The Agreement and Plan of Merger may be terminated either before or after it is approved by the New Asia Bancorp stockholders:

     o    by mutual consent of Cathay and New Asia Bancorp;

     o by either party if any required regulatory approval is denied, any request for an approval is withdrawn or any governmental entity issues an order enjoining or prohibiting the merger;

     o by either party if the merger does not become effective by April 6, 2007;

     o by either party if the other party is in material breach of the Agreement and Plan of Merger and fails to cure such breach within the time periods provided; and

     o by New Asia Bancorp, at any time prior to the 25th day after istribution of this proxy statement/prospectus, if its board of directors determines its fiduciary duties require such termination in order to allow New Asia Bancorp to enter into an agreement relating to a "superior proposal."

See "The Merger Agreement -- Termination."

NEW ASIA BANCORP MUST PAY A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES.

     The Agreement and Plan of Merger provides that New Asia Bancorp must pay Cathay a termination fee of $1,650,000 if the Agreement and Plan of Merger is terminated due to a material breach by New Asia Bancorp of its representations, warranties or covenants or if New Asia Bancorp terminates the Agreement and Plan of Merger in order to accept a superior acquisition proposal. New Asia Bancorp agreed to pay a termination fee under these circumstances in order to induce Cathay to enter into the Agreement and Plan of Merger. This arrangement could have the effect of discouraging other companies from trying to acquire New Asia Bancorp. See "The Merger Agreement -- Termination Fee."

NEW ASIA BANCORP STOCKHOLDERS WILL HAVE DIFFERENT RIGHTS AFTER THE MERGER.

     The rights of New Asia Bancorp stockholders are governed by Delaware law, as well as New Asia Bancorp's charter and bylaws. After completion of the merger, the rights of the former New Asia Bancorp stockholders receiving Cathay common stock upon the completion of the merger will be governed by Delaware law, as well as Cathay's certificate of incorporation and bylaws. Although Cathay's certificate of incorporation and bylaws are similar to New Asia Bancorp's charter and bylaws, there are some substantive and procedural differences that will affect the rights of New Asia Bancorp stockholders. See "Comparison of Cathay Common Stock with New Asia Bancorp Common Stock."

NEW ASIA BANCORP STOCKHOLDERS HAVE DISSENTERS' RIGHTS.

     Under Delaware law, New Asia Bancorp stockholders have the right to dissent from the merger and receive cash for the fair value of their shares of New Asia Bancorp common stock. A stockholder electing to dissent must strictly comply with all the procedures required by Delaware law. These procedures are described later in this document, and a copy of the relevant portions of Delaware law is attached as Appendix B. See "The Merger -- Dissenters' Rights."

INTERESTS OF NEW ASIA BANCORP EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER.

     Some of the members of New Asia Bancorp's management have interests in the merger that are in addition to, or different from, their interests as New Asia Bancorp shareholders generally. One executive officer of New Asia Bancorp, Lloyd Gibson, is a party to an existing agreement with New Asia Bank that provides for severance benefits in connection with certain terminations of employment prior to or following a change in control of New Asia Bank, and, in connection with the merger, another executive officer, Benjamin Wong, signed an employment agreement with Cathay Bank on July 26, 2006. The employment agreement is to be effective on the effective time of the merger and provides for, among other things, severance payments on certain termination of employment and for non-competition payments. In addition, in connection with the merger, six executive officers of New Asia Bancorp will be eligible to receive retention payments at the discretion of the board of directors of New Asia Bancorp. Under the Agreement and Plan of Merger, prior to the closing of the merger, New Asia Bank may purchase a "tail policy" covering persons serving as officers and directors of New Asia Bancorp or New Asia Bank immediately prior to the effective time of the merger for a period of up to five years from the effective time of the merger with respect to acts or omissions occurring prior to the effective time of the merger which were committed by such officers and directors in their capacity as such. See "The Merger -- Interests of Certain Persons in the Merger."

     The New Asia Bancorp and Cathay boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.


               SELECTED HISTORICAL AND COMPARATIVE PER SHARE DATA

     The following information is provided to aid you in your analysis of the financial effects of the merger. The historical financial data in the following tables shows financial results actually achieved by New Asia Bancorp and by Cathay for the periods presented. These are historical figures.

NEW ASIA BANCORP HISTORICAL SELECTED FINANCIAL DATA

     The following selected financial information for the fiscal years ended December 31, 2005 and 2004 and March 31, 2004, 2003, 2002 and 2001 is derived from audited financial statements of New Asia Bancorp. The financial information of and for the six months ended June 30, 2006 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which New Asia Bancorp considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The financial data below should be read in conjunction with the financial statements and notes thereto, which are included in New Asia Bancorp's annual reports to its stockholders. Copies of annual reports from earlier years are available upon request from New Asia Bancorp at the address set forth in "Who can help answer my questions?" in the section of this proxy statement/prospectus entitled "Questions and Answers about this Document and the Merger."


                                         SUMMARY HISTORICAL FINANCIAL DATA OF NEW ASIA BANCORP

                                SIX MONTHS ENDED     FISCAL YEAR ENDED                 FISCAL YEAR ENDED
                                    JUNE 30,            DECEMBER 31,                       MARCH 31,
                                -----------------   --------------------   -------------------------------------------
                                 2006       2005       2005       2004        2004       2003      2002       2001
                                ------  ---------   --------    -------    ---------    -------   -------   ----------
                                                ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

SUMMARY OF OPERATIONS:
Interest income                $ 4,065    $ 3,371    $ 7,476    $ 5,528    $ 8,266     $10,406    $10,782    $11,551
Interest expense                 1,916      1,157      2,692      1,694      2,900       4,365      5,588      6,597
                                ------  ---------   --------    -------    ---------    -------   -------   ----------
Net interest income              2,149      2,214      4,784      3,834      5,366       6,041      5,194      4,954
Provision for loan losses            -         60         60         25        452       1,956        545        467
                                ------  ---------   --------    -------    ---------    -------   -------   ----------
Net interest income after
   provision for loan losses     2,149      2,154      4,724      3,809      4,914       4,085      4,649      4,487
Noninterest income                 400        727      1,066      3,401      1,234       1,791      1,973      1,247
Realized gain (loss) on
   securities                        -          -          -          -          -           -          -          -
Noninterest expenses             2,340      2,366      4,829      4,840      7,660       5,484      4,655      4,210
                                ------  ---------   --------    -------    ---------    -------   -------   ----------
Income before provision for
   income taxes                    209        515        961      2,370     (1,512)        392      1,967      1,524
Provision for income taxes          33        175        207        944       (530)         78        723        543
                                ------  ---------   --------    -------    ---------    -------   -------   ----------
Net income                         176        340        754      1,426       (982)        314      1,244        981
                                ======  =========   ========    =======    =========    =======   =======   ==========
Basic earnings per share          0.24       0.47       1.05       1.98      (1.38)       0.44       1.76       1.39
Diluted earnings per share        0.24       0.47       1.05       1.98      (1.38)       0.44       1.76       1.39
Cash dividends paid per
   common share                   1.00         -          -          -          -         0.66       0.88       0.87
STATEMENT OF FINANCIAL
   CONDITION:
Total assets                   139,452    132,174    144,708    139,054    149,759     169,746    161,286    150,871
Net loans receivable           111,884    105,240    109,215     97,953    108,772     123,495    119,775    104,758
Total deposits                 114,636    108,350    123,995    119,343    131,198     149,266    135,882    129,580
Stockholders' equity            11,381     11,510     11,892     11,172      9,621      10,620     10,714     10,105
Book value per share             15.81      15.99      16.52      15.52      13.56       15.05      15.17      14.27
KEY OPERATING RATIOS:
Return on average assets          0.25%      0.52%      0.56%      0.70%     -1.14%       0.19%      0.80%      0.67%
Return on average
   stockholders' equity           2.92%      4.22%      6.56%      9.85%    -17.31%       2.94%     11.95%      9.71%
Average equity to average
   assets                         8.10%      8.71%      8.55%      7.08%      6.42%       6.26%      6.64%      6.70%
Net interest margin               2.79%      3.38%      2.82%      3.27%      3.49%       3.61%      3.90%      4.08%
Non-performing assets to
   total assets                   0.35%      0.98%      0.19%      0.85%      1.64%       1.68%      1.64%      0.29%
Dividend payout ratio           408.96%      0.00%      0.00%      0.00%      0.00%     150.00%     49.92%     62.39%
Allowance for loan and lease    321.68%    132.46%    270.29%    137.07%     64.37%      61.98%     31.35%     36.23%
   losses to non-performing
   assets


CATHAY HISTORICAL SELECTED FINANCIAL INFORMATION

     The following selected consolidated financial information for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 is derived from audited consolidated financial statements of Cathay. The financial information of and for the six months ended June 30, 2006 and 2005 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Cathay considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. The financial data below should be read in conjunction with Cathay's consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information About Cathay."


                                             SELECTED HISTORICAL FINANCIAL DATA OF CATHAY GENERAL BANCORP

                                      SIX MONTHS ENDED JUNE 30,      AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                   ----------------------------  -------------------------------------------------------
                                         2006        2005        2005        2004        2003        2002        2001
                                   -------------  ----------     -------   ---------  ----------   -------   ----------
                                           (UNAUDITED)
                                                          ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

SUMMARY OF OPERATIONS:
Interest income                      $   225,705   $ 165,319  $ 350,661   $ 274,979   $ 167,267  $ 144,061   $  159,352
Interest expense                          89,514      47,367    110,279      60,162      40,148     39,920       66,153
                                    -------------  ---------- ---------   ---------  ----------   ---------  ----------
Net interest income                      136,191     117,952    240,382     214,817     127,119    104,141       93,199
Provision for loan losses                  3,000         500       (500)          0       7,150      6,000        6,373
                                    -------------  ---------- ---------   ---------  ----------   ---------  ----------
Net interest income after
   provision for loan losses             133,191     117,452    240,882     214,817     119,969     98,141       86,826
Noninterest income                        10,826      11,452     22,486      16,265      22,993     16,171       14,779
Noninterest expenses                      54,395      46,807     96,887      90,660      55,140     43,317       40,165
                                    -------------  ---------- ---------    ---------  ----------   ---------  ---------
Income before provision for income
   taxes                                  89,622      82,097    166,481     140,422      87,822     70,995       61,440
Provision for income taxes                33,234      31,403     62,390      53,609      32,250     22,295       18,820
                                    -------------  ---------- ----------   ---------  ----------   ---------  ---------
Net income                           $    56,388   $  50,694  $ 104,091   $  86,813   $  55,572   $ 48,700  $    42,620
                                    =============  ========== ==========   =========  ==========   =========  =========
Basic earnings per share             $      1.11       $1.00      $2.07       $1.74       $1.44      $1.35        $1.18
Diluted earnings per share                  1.10        0.99       2.05        1.72        1.42       1.34         1.17
Cash dividends declared per share           0.18        0.18       0.36        0.30        0.28       0.27         0.25
STATEMENT OF FINANCIAL CONDITION:
Total assets                         $ 7,457,650  $6,073,302 $6,397,503  $6,098,005  $5,541,915 $2,753,998   $2,453,144
Net loans receivable                   5,323,445   4,109,795  4,574,831   3,757,464   3,229,751  1,848,078    1,640,032
Total deposits                         5,253,910   4,828,760  4,916,350   4,595,137   4,428,08   2,314,643    2,122,348
Total borrowings and Subordinated      1,233,586     441,726    607,976     689,916     414,69      78,500       52,114
   Debentures
Stockholders' equity                     861,917     734,819    773,617     715,993     619,296    287,961      246,011
Book value per share                       16.73       14.67      15.41       14.13       12.48       8.00         6.85
KEY OPERATING RATIOS:
Return on average assets                    1.64%       1.66%      1.69%       1.51%       1.58%      1.88%        1.82%
Return on average stockholders'            14.26%      14.02%     14.05%      13.27%      15.13%     18.30%       18.36%
   equity
Average equity to average assets           11.48%      11.86%     12.05%      11.38%      10.42%     10.27%       9.92%
Net interest margin (tax                    4.30%       4.22%      4.26%       4.09%       3.87%      4.34%       4.34%
   equivalent basis)
Non-performing assets to total              0.38%       0.26%      0.28%       0.37%       0.71%      0.26%        0.39%
   assets
Dividend payout ratio                       16.23%     18.01%     17.44%      17.19%      18.15%     20.13%       21.25%
Allowance for loan and lease               231.26%    383.09%     36.50%     279.83%     167.56%    338.76%      252.83%
   losses to non-performing
   assets


COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

     CATHAY COMMON STOCK

     Cathay common stock is quoted on The NASDAQ Stock Market under the symbol "CATY." The following table sets forth for the periods indicated:

     o the high and low sale prices for Cathay common stock as reported on The NASDAQ Stock Market, and

     o    dividends per share on Cathay common stock.

                                                                            CASH DIVIDENDS
                                              HIGH*           LOW*           DECLARED*

2004
First quarter                                $33.38          $26.75            $0.07
Second quarter                               $34.66          $30.10            $0.07
Third quarter                                $37.92          $35.29            $0.07
Fourth quarter                               $40.18          $35.92            $0.09
2005
First quarter                                $38.22          $31.19            $0.09
Second quarter                               $35.26          $29.51            $0.09
Third quarter                                $35.95          $32.62            $0.09
Fourth quarter                               $39.82          $32.70            $0.09
2006
First quarter                                $38.45          $34.10            $0.09
Second quarter                               $39.95          $34.28            $0.09
Third quarter (through August 10, 2006)      $37.92          $35.23            $0.09


_________________________
* Adjusted for two-for-one stock split for stockholders of record as of September 13, 2004, and completed on September 28, 2004.

     At June 30, 2006, the 51,512,705 outstanding shares of Cathay common stock were held by approximately 1,660 holders of record.

NEW ASIA BANCORP COMMON STOCK

     New Asia Bancorp stock is privately held and not quoted on a stock exchange or market, and no broker makes a market in the stock. Stock transfer records maintained by New Asia Bancorp indicate that there have been relatively infrequent transactions in New Asia Bancorp's stock. Sales and purchases of shares of New Asia Bancorp common stock are privately negotiated, and New Asia Bancorp may not be aware of the price for those transactions. As a result, trading price data is very limited and may not accurately reflect the actual market value of the shares.

     At the record date, the 719,762 outstanding shares of New Asia Bancorp common stock were held by approximately 144 holders of record.

     Prior to the fourth quarter of 2002, New Asia Bancorp historically paid quarterly dividends to its stockholders. On October 19, 2002, New Asia Bancorp declared a dividend of $0.22 per share of common stock, payable on November 1, 2002. The total dividend amount was $155,546.38. In connection with an investigation by the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation (f/k/a the State of Illinois Office of Banks and Real Estate), and pursuant to the terms of a Written Agreement by and among New Asia Bank, the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation, dated May 21, 2003, New Asia Bank's ability to pay dividends was restricted beginning in the fourth quarter of 2002. No dividends were paid by New Asia Bank or New Asia Bancorp during the period in which the Written Agreement was in effect. This Written Agreement was terminated effective February 27, 2006. On March 25, 2006, New Asia Bancorp declared a dividend of $1.00 per share of common stock that was payable on April 30, 2006. The total dividend amount was $719,762.00. In order to pay the dividend to New Asia Bancorp's stockholders, New Asia Bank declared a dividend to New Asia Bancorp in the amount of $1,500,000.

                           FORWARD-LOOKING STATEMENTS

     This document, including information included or incorporated by reference in this document, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Cathay and New Asia Bancorp, including future financial and operating results and performance; statements about Cathay's and New Asia Bancorp's plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "should," "may" or words of similar import. These forward-looking statements are based upon the current beliefs and expectations of Cathay's and New Asia Bancorp's management and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, many of which are difficult to predict and generally beyond the control of Cathay and New Asia Bancorp. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results, performance or achievements may be materially different from the anticipated results, performance or achievements discussed, expressed or implied by these forward-looking statements.

     In particular, certain statements are made in this document regarding expected cost savings to result from the merger, the anticipated accretive effect to earnings of the merger, an improved ability to compete with larger competitors, restructuring charges expected to be incurred in connection with the merger and the operation of the combined companies. The statements concerning expected cost savings are based in part on assumptions about the anticipated overlap of the two banks' operations, the amount of general and administrative expenses, the size of anticipated reductions in fixed labor costs, the amount of severance costs, the effort involved in aligning accounting policies and the transactional costs of the merger. Although Cathay and New Asia Bancorp believe these assumptions are reasonable, it is possible that these assumptions are or may be inaccurate and therefore that the expected cost savings may not be realized.

     The following factors, among others, also could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

     o Risk factors discussed and identified in public filings with the Securities and Exchange Commission made by Cathay could adversely affect Cathay's and New Asia Bancorp's operating results and business plans;

     o Competition from other financial institutions, whether banks, investment banks, insurance companies or others, in Cathay's and New Asia Bancorp's markets could adversely affect each company's operating results and business plans;

     o Governmental approvals of the merger may be delayed or may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

     o The time and cost required to combine the businesses of Cathay and New Asia Bancorp may not be combined successfully, or such combination may take longer or be more difficult, time-consuming or costly to accomplish than expected;

     o The expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; and

     o Operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected.

     In addition, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements by adversely affecting Cathay's and New Asia Bancorp's operating results and business plans:

     o Market fluctuations such as those affecting interest and foreign exchange rates and the value of securities in which Cathay and New Asia Bancorp invest;

     o Changes in economic and business conditions in the areas and markets in which Cathay and New Asia Bancorp operate, particularly those affecting loans secured by real estate;

     o    Adverse governmental or regulatory policies or changes in tax law;

     o Changes in business strategies or development plans or the inability to execute same;

     o    Demographic changes;

     o Deterioration or improvement in the ability of Cathay Bank's borrowers to pay their debts to Cathay Bank; and

     o The ability of Cathay Bank to assimilate other acquisitions, enter new markets and lines of business, and open new branches, successfully.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Cathay or New Asia Bancorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Cathay and New Asia Bancorp undertake no obligation to update these forward-looking statements to reflect events, developments or circumstances after the date of this document or to reflect the occurrence of future events.

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS DOCUMENT, INCLUDING THE MATTERS ADDRESSED UNDER THE CAPTION "FORWARD-LOOKING STATEMENTS," YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED BELOW IN DETERMINING WHETHER TO APPROVE THE AGREEMENT AND PLAN OF MERGER.

     THE MERGER INVOLVES A HIGH DEGREE OF RISK. BECAUSE A PORTION OF THE MERGER CONSIDERATION CONSISTS OF CATHAY COMMON STOCK, NEW ASIA BANCORP STOCKHOLDERS WHO DO NOT ELECT AND RECEIVE 100% CASH WILL BECOME CATHAY STOCKHOLDERS AFTER THE MERGER. AN INVESTMENT IN THE COMBINED COMPANIES WILL INCLUDE RISKS DIFFERENT FROM AN INVESTMENT IN EITHER OF THE CONSTITUENT COMPANIES.

CATHAY MAY BE UNABLE TO INTEGRATE OPERATIONS SUCCESSFULLY OR TO ACHIEVE EXPECTED COST SAVINGS.

     The earnings, financial condition and prospects of Cathay after the merger will depend in part on Cathay's ability to integrate the operations and management of New Asia Bancorp and New Asia Bank and to continue to implement its own business plan. We cannot assure you that Cathay will be able to do so. Among the issues that Cathay could face are:

     o    unexpected problems with operations, personnel, technology or credit;

     o    loss of customers and employees of New Asia Bancorp and New Asia Bank;

     o difficulty in working with New Asia Bancorp's and New Asia Bank's employees and customers;

     o the assimilation of New Asia Bancorp's and New Asia Bank's operations, sites and personnel;

     o new offices acquired in the merger may not generate enough revenue to offset acquisition costs; and

     o instituting and maintaining uniform standards, controls, procedures and policies.

     Further, although Cathay anticipates cost savings as a result of the merger, Cathay may not be fully able to realize those savings. Any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

YOU WILL NOT KNOW UNTIL THE CLOSING OF THE MERGER THE NUMBER OF SHARES OF CATHAY COMMON STOCK THAT WILL BE ISSUED IN CONNECTION WITH THE MERGER.

     Under the Agreement and Plan of Merger, Cathay will issue, for each share of New Asia Bancorp stock, either shares of Cathay common stock with a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing), cash in the amount of $32.60 or a combination of shares of Cathay common stock and cash with a value in the aggregate amount of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing). The average closing price on which the value of the shares of Cathay common stock will be based may vary from the closing price of Cathay common stock on the date Cathay and New Asia Bancorp announced the merger, on the date that this document was mailed to New Asia Bancorp stockholders, on the date of the special meeting of the New Asia Bancorp stockholders and on the date the merger is completed. Accordingly, the exact number of shares of Cathay common stock that you will be entitled to receive for each share of your New Asia Bancorp common stock will not be known until immediately prior to the date of the closing of the merger.

     Neither Cathay nor New Asia Bancorp is permitted to terminate the Agreement and Plan of Merger or resolicit the vote of New Asia Bancorp stockholders solely because of changes in the market prices of either company's stock. Stock price changes may result from a variety of factors, including general market and economic conditions or changes in the respective businesses, operations and prospects of New Asia Bancorp and Cathay. Many of these factors are beyond the control of New Asia Bancorp or Cathay.

BECAUSE OF THE CLOSING CONDITIONS IN THE AGREEMENT AND PLAN OF MERGER AND THE ABILITY OF EITHER NEW ASIA BANCORP OR CATHAY TO TERMINATE THE AGREEMENT AND PLAN OF MERGER IN SPECIFIC INSTANCES, THERE CAN BE NO ASSURANCE WHEN OR IF THE MERGER WILL BE COMPLETED.

     The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, and the parties have the right to terminate the Agreement and Plan of Merger under certain circumstances. There can be no assurance that the parties will be able to meet the closing conditions of the Agreement and Plan of Merger or that closing conditions that are beyond their control will be satisfied or waived. If Cathay and New Asia Bancorp are unable to meet all the conditions or such conditions are otherwise not satisfied, the parties will not be required, or able, to complete the merger. See "The Merger -- Termination."

THE AGREEMENT AND PLAN OF MERGER LIMITS NEW ASIA BANCORP'S ABILITY TO PURSUE OTHER TRANSACTIONS AND PROVIDES FOR THE PAYMENT OF A TERMINATION FEE IF NEW ASIA BANCORP ACCEPTS A SUPERIOR PROPOSAL.

     While the Agreement and Plan of Merger is in effect, subject to very narrow exceptions, New Asia Bancorp and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits New Asia Bancorp's ability to seek offers that may be superior from a financial point of view from other possible acquirers. If New Asia Bancorp receives an unsolicited proposal from a third party that is superior to the merger from a financial point of view and terminates the Agreement and Plan of Merger to accept that superior proposal, New Asia Bancorp will be required to pay a $1,650,000 termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

THE LOAN PORTFOLIOS MAY NOT PERFORM AS EXPECTED.

     Cathay's performance and prospects after the merger will depend to a significant extent on the performance of the combined loan portfolios of Cathay Bank and New Asia Bank, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Cathay Bank's overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either New Asia Bank or Cathay Bank before the merger. The performance of the two loan portfolios will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that Cathay does not retain present customers or incurs additional expenses in retaining them, there could be adverse effects on future consolidated results of operations of Cathay following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of New Asia Bancorp are maintained and enhanced.

A DOWNTURN IN THE REAL ESTATE MARKET COULD NEGATIVELY AFFECT CATHAY'S BUSINESS.

     As of March 31, 2006, approximately 79.7% of Cathay's loan portfolio and approximately 98.8% of New Asia Bancorp's loan portfolio consisted of loans secured by various types of real estate. If real estate values decline significantly in the areas served by Cathay, New Asia Bancorp or New Asia Bank, higher default rates and reduced selling prices on foreclosed property held for resale would reduce the net income of the combined companies.

THE MARKET PRICE OF CATHAY COMMON STOCK IS UNCERTAIN.

     The market price of Cathay common stock on or after consummation of the merger may vary from the prices of Cathay prior to the merger. Stock price changes, whether before or after the merger, may result from a variety of factors, including general market and economic conditions, changes in Cathay's businesses, operations and prospects and regulatory considerations.

NEW ASIA BANCORP STOCKHOLDERS MAY NOT RECEIVE THE FORM OF MERGER CONSIDERATION THAT THEY ELECT.

     Because the maximum number of holders of New Asia Bancorp shares that can elect to receive Cathay common stock is fixed, the form of merger consideration that you will receive will depend on the elections made by all New Asia Bancorp stockholders. If New Asia Bancorp stockholders elect to receive more of one form of consideration than is available, we will allocate the available amount ratably among the New Asia Bancorp stockholders electing to receive that form of consideration, and those New Asia Bancorp stockholders will receive the other form of consideration for the balance of their New Asia Bancorp shares. Accordingly, you may not receive as much of one form of merger consideration as you elect.

CHANGING INTEREST RATES MAY REDUCE NET INTEREST INCOME.

     Banking companies' earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets, primarily loans and investments. This relationship, known as the interest rate margin, is subject to fluctuation and is affected by economic and competitive factors that influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Fluctuations in interest rates will affect the demand of customers for the products and services of the combined banks after the merger. Cathay and New Asia Bancorp are subject to interest rate risk to the degree that their interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest-earning assets. Given the banks' current volume and mix of interest-bearing liabilities and interest-earning assets, their interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on Cathay's consolidated results of operations.

CHANGES IN GOVERNMENT REGULATION AND MONETARY POLICY MAY HAVE AN UNFAVORABLE IMPACT ON CATHAY.

     The banking industry is subject to extensive federal and state supervision and regulation. Such regulation limits the manner in which Cathay conducts its business, undertakes new investments and activities and obtains financing. This regulation is designed primarily for the protection of the deposit insurance funds and consumers, and not to benefit holders of Cathay's or New Asia Bancorp's common stocks. Financial institution regulation has been the subject of significant legislation in recent years, and may be the subject of further significant legislation in the future, none of which is in the control of Cathay or New Asia Bancorp. Significant new laws or changes in, or repeal of, existing laws may cause Cathay's consolidated results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for financial institutions, primarily through open market operations in United States government securities, the discount rate for bank borrowings and bank reserve requirements. Any material change in these conditions would be likely to have a material impact on Cathay's consolidated results of operations.

INTENSE COMPETITION EXISTS FOR LOANS AND DEPOSITS.

     The banking and financial services business in California, New York and Illinois generally, and specifically in the market area that will be served by the combined bank, is highly competitive. Competitive pressure is increasing as a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. Cathay and New Asia Bancorp compete for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than Cathay or New Asia Bancorp. There can be no assurance that Cathay will be able to compete effectively in its market, and the consolidated results of operations of Cathay could be adversely affected if circumstances affecting the nature or level of competition change.

UNANTICIPATED COSTS RELATING TO THE MERGER COULD REDUCE CATHAY'S FUTURE EARNINGS PER SHARE.

     Cathay believes that it has reasonably estimated the likely costs of integrating the operations of New Asia Bancorp into Cathay, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Cathay after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Cathay's earnings per share, meaning earnings per share could be less than if the merger had not been completed.

CATHAY MAY ENGAGE IN FURTHER EXPANSION THROUGH NEW BRANCH OPENINGS OR ACQUISITIONS, WHICH COULD ADVERSELY AFFECT NET INCOME.

     Cathay may engage in further expansion. There are risks associated with expansion and, in particular, expansion through acquisitions. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular acquisition, encountering greater-than-anticipated costs of opening new branches or incorporating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired through expansion or in acquisitions. Additional country- and region-specific risks are associated with Cathay's expansion and acquisitions outside the United States, including in China. To the extent Cathay issues capital stock in connection with additional acquisitions, these acquisitions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

CATHAY MAY ISSUE ADDITIONAL CAPITAL STOCK IN THE FUTURE.

     In order to fund internal growth and future acquisitions, Cathay may offer shares of its common stock to the public. Any such offerings would have a dilutive effect on earnings per share and share ownership. In addition, there is no assurance that Cathay would be able to effectively utilize any additional capital in the manner that it has done so in the past. Cathay does not currently have any definitive understandings or plans to raise additional capital.

CATHAY HAS VARIOUS ANTI-TAKEOVER MEASURES THAT COULD IMPEDE A TAKEOVER OF
CATHAY.

     Cathay has various anti-takeover measures in place. For example, Cathay has adopted a Rights Plan and has included in its Restated Certificate of Incorporation related provisions that may give certain holders of Cathay's Series A Preferred Stock special rights in case of a consolidation, merger, combination or other similar transaction. In addition, Cathay's Restated Certificate of Incorporation has other provisions that could make more difficult the acquisition of Cathay by means of a tender offer, a proxy contest, merger or otherwise. These provisions include (i) a "staggered board," whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any "Business Combination" (as defined in the Restated Certificate of Incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then-outstanding shares, unless it is either approved by the board of directors or certain price and procedural requirements are satisfied. See "Comparison of Cathay Common Stock with New Asia Bancorp Common Stock."

NECESSARY REGULATORY APPROVALS MAY NOT BE OBTAINED.

     Consummation of the merger is subject to prior receipt of all required approvals and consents of the merger by all applicable federal and state regulatory authorities. There can be no assurance that such federal and state regulatory authorities will approve or take other required action with respect to the merger and the related transactions or as to the date of such approvals or action. See "Regulatory Approvals Required for the Merger."

SOME OF THE DIRECTORS AND EXECUTIVE OFFICERS OF NEW ASIA BANCORP MAY HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM THOSE OF NEW ASIA BANCORP'S SHAREHOLDERS GENERALLY THAT MAY HAVE INFLUENCED THEIR DECISIONS TO SUPPORT OR RECOMMEND THAT YOU APPROVE THE MERGER.

     The interests of some of the directors and executive officers of New Asia Bancorp may be different from those of New Asia Bancorp's shareholders, and directors and officers of New Asia Bancorp may be party to agreements or arrangements that provide for rights that are different from, or in addition to, those of New Asia Bancorp's shareholders. See "Interests of Certain Persons in the Merger."

THE MERGER MAY FAIL TO QUALIFY AS A REORGANIZATION FOR FEDERAL INCOME TAX PURPOSES, RESULTING IN YOUR RECOGNITION OF TAXABLE GAIN OR LOSS IN RESPECT OF YOUR SHARES OF NEW ASIA BANCORP COMMON STOCK AND RESULTING IN CORPORATE TAX LIABILITY FOR CATHAY.

     Cathay and New Asia Bancorp intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, although the Internal Revenue Service, or IRS, will not provide a ruling on the matter. New Asia Bancorp and Cathay each will, as a condition to closing, obtain an opinion from counsel that the merger will constitute a reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, the merger will be treated for tax purposes as a taxable sale of New Asia Bancorp's assets to Cathay, followed by a liquidation of New Asia Bancorp, with Cathay as New Asia Bancorp's successor liable for the associated corporate tax from the sale of assets. In such circumstances, you generally would recognize gain or loss on each share of New Asia Bancorp stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and the fair market value of the Cathay common stock received in exchange for that share in the liquidation.

NEW ASIA BANCORP'S STOCKHOLDERS WILL HAVE LESS INFLUENCE AS STOCKHOLDERS OF CATHAY THAN AS STOCKHOLDERS OF NEW ASIA BANCORP.

     You currently have the right to vote in the election of the board of directors of New Asia Bancorp and on other matters affecting New Asia Bancorp. The merger will transfer control of New Asia Bancorp to Cathay. If the merger occurs, you will become a stockholder of Cathay with a percentage ownership of Cathay that is much smaller than your percentage ownership of New Asia Bancorp. Because of this, you will no longer be able to influence the management policies of New Asia Bancorp's operations (to the extent you were able to do so before the merger), and as a stockholder of Cathay with a small ownership percentage, you will not be able to influence the management policies of Cathay.

                 NEW ASIA BANCORP SPECIAL STOCKHOLDERS' MEETING

PROXY STATEMENT/PROSPECTUS

     This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the New Asia Bancorp board of directors in connection with the special meeting of stockholders.

     This proxy statement/prospectus is first being furnished to New Asia Bancorp's stockholders on or about August 15, 2006.

DATE, TIME, PLACE

     The New Asia Bancorp special meeting of stockholders will be held on September 23, 2006 at 10:00 a.m., local time, at 222 W. Cermak Rd., Chicago, IL 60616.

     As described below under "Vote Required," approval of the Agreement and Plan of Merger requires the affirmative vote of not less than a majority of the shares of New Asia Bancorp common stock that are outstanding and entitled to vote on the record date. If a quorum is not present at the special meeting, either in person or by proxy, to approve the Agreement and Plan of Merger, New Asia Bancorp may adjourn or postpone the meeting in order to permit further solicitation of proxies by New Asia Bancorp. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the Agreement and Plan of Merger.

PURPOSE

     At the special meeting, New Asia Bancorp stockholders will consider and vote on a proposal to approve the Agreement and Plan of Merger.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

     The New Asia Bancorp board of directors has fixed the close of business on August 3, 2006 as the record date for determining the holders of shares of New Asia Bancorp common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were 719,762 shares of common stock issued and outstanding held by 144 holders of record. Holders of record of New Asia Bancorp common stock on the record date are entitled to one vote per share, and are also entitled to exercise dissenters' rights if certain procedures are followed. See "The Merger -- Dissenters' Rights" and APPENDIX B.

VOTE REQUIRED

     The affirmative vote of not less than a majority of all shares of New Asia Bancorp common stock outstanding and entitled to vote on the record date is required to approve the Agreement and Plan of Merger. More than a majority of the outstanding shares of New Asia Bancorp common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For this purpose, abstentions are counted in determining the shares present at the meeting. As of the record date, New Asia Bancorp directors and executive officers and their affiliates owned and were entitled to vote approximately 481,581 shares of New Asia Bancorp common stock, representing approximately 67% of the outstanding shares of New Asia Bancorp common stock. Certain directors and executive officers of New Asia Bancorp who beneficially own and have the right to vote 404,171 shares, or approximately 56% of the shares entitled to be voted at the meeting, have agreed to vote their shares in favor of approval of the Agreement and Plan of Merger.

     For voting purposes, however, only shares actually voted for the approval of the Agreement and Plan of Merger will be counted as favorable votes in determining whether the Agreement and Plan of Merger is approved by the holders of New Asia Bancorp common stock. ABSTENTIONS, AS WELL AS UNVOTED SHARES, WILL HAVE THE SAME EFFECT AS VOTES AGAINST APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.

VOTING, SOLICITATION AND REVOCATION OF PROXIES

     If the enclosed proxy card is duly executed and received in time for the special meeting, the shares represented by the proxy will be voted in accordance with the instruction given. If no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the Agreement and Plan of Merger and in the proxy's discretion on any other matter coming before the meeting. Any proxy given by a stockholder may be revoked before its exercise by:

     o    written notice to the Secretary of New Asia Bancorp;

     o    a later-dated proxy; or

     o    attending the special meeting and voting in person.

     New Asia Bancorp is soliciting the proxy for the special meeting on behalf of the New Asia Bancorp board of directors. New Asia Bancorp will bear the cost of solicitation of proxies from its stockholders. In addition to using the mails, New Asia Bancorp may solicit proxies by personal interview, telephone and facsimile. New Asia Bancorp does not expect to pay any compensation for the solicitation of proxies.

                                   THE MERGER

     The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below, but that are contained in the Agreement and Plan of Merger. You are being asked to approve the Agreement and Plan of Merger, and you are urged to read the Agreement and Plan of Merger carefully. The Agreement and Plan of Merger is attached to this proxy statement/prospectus as APPENDIX A and is incorporated by reference into this document.

BACKGROUND OF THE MERGER

     As part of New Asia Bancorp's ongoing effort to improve its community banking franchise and enhance stockholder value, New Asia Bancorp's board of directors and management have periodically reviewed various strategic options available to New Asia Bancorp, including, among other things, continued independence and a strategic merger with or acquisition by another financial institution. In the course of these periodic reviews, New Asia Bancorp's board of directors and management have considered the pro forma effect of various future strategies on earnings per share, book value per share, return on equity and other pertinent financial ratios, compared quantitative measures of New Asia Bancorp's performance with those of other financial institutions and monitored trends in the mergers and acquisitions environment for local, regional and national financial institutions. New Asia Bancorp's board of directors periodically received information about companies that were possible merger partners for, and companies that were interested in, New Asia Bancorp.

     During the normal course of its business, New Asia Bancorp received inquiries regarding its willingness to consider acquisition by, or affiliation with, other financial institutions. Consistent with the board of directors' fiduciary obligations to its stockholders, New Asia Bancorp considered such inquiries and evaluated the amount and form of consideration proposed, the seriousness of the proposal, the likelihood the proposal could be consummated, expected results from future operations and other considerations and factors deemed relevant by New Asia Bancorp's board of directors and management. New Asia Bancorp formulated its business plan with the intent of providing maximum value to its stockholders by enhancing its franchise value and expanding its business operations. New Asia Bancorp's board of directors has continuously evaluated the cost of adding additional financial products and alternative delivery methods in an effort to remain competitive in the marketplace, while implementing its growth strategy and continuing to deliver New Asia Bank's current array of services to its customers and provide competitive returns to New Asia Bancorp's stockholders.

     In 2004, facing regulatory uncertainties stemming from New Asia Bank entering into a Written Agreement with the Federal Reserve Bank of Chicago and the Illinois Department of Financial and Professional Regulation, New Asia Bancorp's board of directors decided to engage Hovde Financial, Inc., an outside financial advisor, to evaluate the then-current banking environment, financial services industry trends, merger and acquisition activity within the industry, and provide advice regarding New Asia Bancorp's strategic alternatives, including, but not limited to, evaluation of a possible merger with a larger institution and a sale of one or more of its branch locations. In the following months, the board of directors of New Asia Bancorp worked with Hovde to elicit interest from a group of logical prospective strategic partners, both in-market and out-of-market. Cathay was one of the parties contacted. Ultimately, New Asia Bancorp received inquiries from six parties ranging from desire to purchase New Asia Bancorp to an acquisition of just one branch. At that time, Cathay also expressed an interest in developing discussions with New Asia Bancorp but ultimately did not submit a formal expression of interest. One of the parties that did submit an expression of interest was CFS Bancorp in Munster, Indiana, for the purchase of the Darien branch. After evaluating all the offers and comparing the various alternatives available to New Asia Bancorp, the board of directors decided to proceed with the sale of the Darien branch to CFS and to remain independent for the foreseeable future. The branch transaction with CFS was announced on July 2, 2004, and consummated on September 30, 2004.

     Going forward, Ben Wong, Chairman of New Asia Bancorp, periodically updated the representatives at Hovde in terms of New Asia Bancorp's operational progress. In particular, in March 2006, Mr. Wong contacted Eugene Katz, an investment banker at Hovde, to apprise him of the Written Agreement being lifted from New Asia Bank. Mr. Wong and Mr. Katz then decided to contact Cathay to inquire as to whether Cathay would be interested in restarting discussions with New Asia Bancorp.

     On March 22, 2006, Mr. Katz met in Los Angeles with the senior management of Cathay. He updated them on the progress of New Asia Bank in terms of resolving its regulatory issues and conveyed Mr. Wong's continued interest in merging with Cathay.

     In the following weeks, financial information was exchanged between the representatives of Hovde and Cathay. In late April 2006, Dunson Cheng, CEO of Cathay, telephoned Mr. Wong to discuss Cathay's interest in New Asia Bancorp and inquire about the Chicago market. On May 13, 2006, Mr. Cheng met in Chicago with Mr. Wong and they discussed the mutual benefits of a possible merger.

     Continued dialogue resulted in Cathay's submitting an expression of interest for $22.6 million on June 6, 2006, subject to completion of diligence and based on certain assumptions. After further negotiations, Cathay resubmitted another expression of interest for $23.75 million on June 8, 2006, subject to completion of diligence and based on certain assumptions. On June 14, 2006, Cathay provided the board of directors of New Asia Bancorp with a draft of the definitive merger agreement and the voting agreement.

     On June 17, 2006, representatives of Hovde met with the board of directors of New Asia Bancorp to discuss the expression of interest from Cathay. Hovde summarized the perceived advantages and disadvantages of the Cathay proposal. Also present at the meeting were representatives from New Asia Bancorp's outside legal counsel, Schiff Hardin LLP, who gave a presentation regarding the board's fiduciary duties to New Asia Bancorp's stockholders in the context of possible strategic alternatives. As part of the decision process, the board of directors of New Asia Bancorp considered the aggregate value of the proposal, the form of the consideration offered and Cathay's ability to complete the transaction in a timely manner, as well as its community banking focus and general culture. During that meeting, the board of directors considered the possibility that an affiliation by New Asia Bancorp with a larger entity might result in improved stockholder value as compared to continuation as an independent, privately held company. The board of directors also considered such factors as the competitive advantages of operating as part of a larger financial institution, including the ability to engage in larger loan transactions, the ability to facilitate trade finance business and the stronger capital position of a larger company. Based on this information, New Asia Bancorp's board of directors concluded that continuing to explore a merger with Cathay provided a good strategic opportunity for New Asia Bancorp and its stockholders. The board of directors of New Asia Bancorp then authorized Mr. Wong and outside director Mark Hanket to work with New Asia Bancorp's representatives at Hovde and Schiff Hardin in negotiating a definitive merger agreement with Cathay.

     Following the meeting, on June 23, 2006, Cathay and New Asia Bancorp executed an confidentiality agreement and Hovde invited Cathay to conduct due diligence and to engage in further discussions regarding a possible transaction. Management of New Asia Bank provided Cathay with requested due diligence information and met with representatives of Cathay in Chicago on June 23, 2006.

     Over the next two weeks, with the assistance from its financial and legal advisors, New Asia Bancorp negotiated the terms of a definitive merger agreement and voting agreements with representatives of Cathay. On July 1, 2006, New Asia Bancorp's board of directors held a meeting that was also attended by representatives of Hovde and Schiff Hardin. The meeting included a detailed discussion of the proposed transaction with Cathay, a presentation of certain materials provided by Hovde and a description by Schiff Hardin of the terms of the current draft of the definitive merger agreement and the voting agreements. Hovde provided a financial analysis of the proposed transaction and told New Asia Bancorp's board of directors that, upon execution of the merger agreement, Hovde was prepared to deliver a written opinion as to the fairness of the proposed merger consideration to New Asia Bancorp's stockholders from a financial point of view. Schiff Hardin reviewed legal aspects of the proposed transaction and the current drafts of the definitive merger agreement and the voting agreements with New Asia Bancorp's board of directors and answered directors' questions. At this time, the board of directors also examined Cathay's desire to have Mr. Wong enter into an ongoing employment and noncompete agreement and learned of Cathay's willingness to institute transaction bonuses for six critical New Asia Bank employees in addition to any severance such employees may be due. After the conclusion of this presentation and discussion, New Asia Bancorp's board of directors unanimously approved the definitive merger agreement but noted that there remained an open issue as to whether certain tax credits that were available to New Asia Bank would be available to Cathay following the merger.

     Further dialogue ensued over the next few days between the directors of New Asia Bancorp, Cathay and their respective advisors. After additional deliberations, the parties concluded that they could not determine with certainty whether the tax credits available to New Asia Bank would be available to Cathay after the merger and agreed to reduce the merger consideration to $23.5 million or $32.60 per share to reflect this fact. The board of directors of New Asia Bancorp held a telephonic meeting on July 6, 2006 to discuss the change to the amount of the merger consideration. At this time, Hovde confirmed that it still believed that the merger consideration, as revised, was fair to New Asia Bancorp from a financial point of view, and the board of directors authorized Mr. Wong, Chairman of the Board, to execute the definitive merger agreement on behalf of New Asia Bancorp.

     The definitive merger agreement was executed, and a press release was issued on July 6, 2006, announcing the proposed affiliation with Cathay.

CATHAY'S REASONS FOR THE MERGER

   In reaching its determination to approve the Agreement and Plan of Merger, the Cathay board of directors considered a number of factors. Following is a description of each of the material factors that the Cathay board of directors believes favor the merger:

   o its knowledge of Cathay's business, operations, financial condition, earnings and prospects and of New Asia Bancorp's business, operations, financial condition, earnings and prospects, taking into account the results of Cathay's due-diligence review of New Asia Bancorp and New Asia Bank, including Cathay's assessments of New Asia Bank's credit policies, asset quality, adequacy of loan loss reserves, interest rate risk and litigation;

   o the fact that Chicago is the third largest city in the country and a central economic hub in Cathay's national expansion strategy and the acquisition will present a new market opportunity for Cathay;

   o the merger is intended to qualify as a tax-free reorganization for federal income tax purposes;

   o management's assessment that the merger will likely meet certain criteria they deem necessary for a successful merger -- strategic fit, acceptable execution risk and financial benefits to Cathay and its shareholders;

   o Cathay will effectuate the merger partially through the issuance of equity securities, and New Asia Bancorp stockholders would own approximately 0.6% of the combined company on a fully diluted basis;

   o the combined branch network of the two companies, which is expected to allow for more effective marketing and customer convenience;

   o the likelihood of a successful integration of New Asia Bank's business, operations and workforce with those of Cathay Bank and of successful operation of the combined company despite the challenges of such integration, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by Cathay Bank and New Asia Bank;

   o the Agreement and Plan of Merger contains provisions designed to limit the ability of the New Asia Bancorp board of directors to entertain third-party acquisition proposals and provisions providing for payment of a $1,650,000 termination fee if the merger agreement is terminated under certain circumstances;

   o the fact that certain directors and executive officers of New Asia Bancorp who beneficially own and have the right to vote approximately 56% of the shares entitled to be voted at the meeting have agreed to vote their shares in favor of approval of the Agreement and Plan of Merger;

   o the ability to retain key New Asia Bancorp management personnel, including Mr. Wong; and

   o its belief that the overall terms of the Agreement and Plan of Merger are fair to Cathay.

     The Cathay board of directors also considered certain potentially negative factors that could arise from the proposed merger. The material potentially negative factors considered were as follows:

     o that the merger consideration is fixed, regardless of the value of Cathay common stock, and, accordingly, any decrease in the value of Cathay common stock will increase the number of shares that Cathay is required to issue;

     o that the Agreement and Plan of Merger provides that New Asia Bancorp may terminate the Agreement and Plan of Merger, in response to a bona fide written acquisition proposal not solicited in violation of the Agreement and Plan of Merger that the board believes in good faith constitutes a "superior proposal";

     o the need to obtain New Asia Bancorp stockholder and regulatory approvals in order to complete the transaction; and

     o the risk that the anticipated benefits of the merger might not be fully realized.

     The foregoing discussion of the factors considered by the Cathay board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Cathay board of directors. In reaching its decision to approve the Agreement and Plan of Merger, the merger and the other transactions contemplated by the Agreement and Plan of Merger, the Cathay board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Cathay board of directors considered all these factors as a whole, including discussions with, and questioning of, Cathay management and Cathay's legal advisors, and, overall, considered the factors to be favorable to, and to support, its determination.

NEW ASIA BANCORP'S REASONS FOR THE MERGER; RECOMMENDATION OF, AND FACTORS CONSIDERED BY, NEW ASIA BANCORP'S BOARD OF DIRECTORS

     The New Asia Bancorp board of directors believes the merger is in the best interests of New Asia Bancorp and the New Asia Bancorp stockholders. The New Asia Bancorp board of directors unanimously recommends that New Asia Bancorp stockholders vote FOR the approval of the Agreement and Plan of Merger.

     In reaching its determination to approve the Agreement and Plan of Merger, the New Asia Bancorp board of directors consulted with its management and its financial and legal advisors and considered a number of factors. Following is a description of each of the material factors that the New Asia Bancorp board of directors believes favor the merger:

     o TERMS OF THE MERGER. The terms of the merger, including the consideration being paid, the structure of the merger and the fact that, when the merger was publicly announced, the aggregate consideration being paid to New Asia Bancorp stockholders represented a premium over the last known sales price for shares of New Asia Bancorp.

     o FAIRNESS OPINION. Hovde Financial, Inc.'s opinion, discussed below in "Opinion of New Asia Bancorp's Financial Advisor," stating that, based upon and subject to the assumptions made, matters considered and qualifications and limitations stated in the opinion, as of July 6, 2006, the merger consideration was fair to New Asia Bancorp stockholders from a financial point of view.

     o LIQUIDITY. The expectation that, as a NASDAQ-listed security, Cathay common stock will provide greater liquidity for New Asia Bancorp stockholders than their current investment.

     o PRODUCTS AND SERVICES. The fact that New Asia Bancorp customers would be afforded new products and services not previously available. For instance, larger credit relationships, international banking services and enhanced cash management services will be available.

     o CORPORATE VALUES. The belief that Cathay and New Asia Bancorp share a common vision of the importance of customer service and local decision-making and that management and employees of New Asia Bancorp and Cathay possess complementary skills and expertise.

     o COMPETITIVE ISSUES. The belief that joining forces with Cathay will enable New Asia Bancorp to better meet the competition in New Asia Bancorp's market, which has increased in the past few years and is expected to increase in the future as other larger banks enter the market.

     o FUTURE PROSPECTS. The New Asia Bancorp board of directors believes that future earnings prospects will be stronger on a combined basis. In addition, affiliations with Cathay will offer expansion opportunities not currently available.

     o OTHER STRATEGIES. The alternatives to the merger, and the timing and likelihood of success in trying to achieve such alternatives.

     o REORGANIZATION. The expectation that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     o RISKS OF REMAINING INDEPENDENT. The New Asia Bancorp board of directors considered the risks and costs associated with remaining an independent bank.

     o APPROVALS. The likelihood of receiving required regulatory approvals in a timely fashion and the likelihood that the merger would be completed.

     In the course of its deliberations regarding the merger, the New Asia Bancorp board of directors also considered the following information, which the board of directors determined did not outweigh the benefits to New Asia Bancorp and its stockholders expected to be provided by the merger:

     o BUSINESS INTERRUPTION. The possible disruption to New Asia Bancorp's business that may result from the announcement of the merger and the resulting distraction of its management's and employees' attention from the day-to-day operations of New Asia Bancorp's business.

     o INTEGRATION ISSUES. The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained from the merger may not be fully realized.

     o TERMINATION FEES. Certain provisions in the Agreement and Plan of Merger require New Asia Bancorp to pay a termination fee of $1,650,000 in certain circumstances, including where the Agreement and Plan of Merger is terminated following the receipt of a superior proposal and the superior proposal is accepted.

     o RISK OF TERMINATION. The possibility that the merger might not be completed and the effect of the resulting announcement of the termination of the Agreement and Plan of Merger on, among other things, New Asia Bancorp's operating results, particularly in light of the costs incurred in connection with the transaction.

     o POSSIBLE LOSS OF KEY EMPLOYEES. The possible loss of key employees of New Asia Bank that may occur as a result of the announcement of the merger.

     o OTHER MATTERS. Other matters described in the sections entitled "Risk Factors."

     The foregoing discussion of the information considered by the New Asia Bancorp board of directors is not intended to be exhaustive but includes all of the material factors considered by the board of directors. In reaching its determination to approve and recommend the Agreement and Plan of Merger, the New Asia Bancorp board of directors did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors. Given the above, the New Asia Bancorp board of directors determined that the Agreement and Plan of Merger is in the best interests of New Asia Bancorp and its stockholders and unanimously approved the merger.

OPINION AND COMPENSATION OF NEW ASIA BANCORP'S FINANCIAL ADVISOR

     On May 13, 2004, New Asia Bancorp formalized its retention of Hovde to provide its financial services to New Asia Bancorp, including a potential sale of New Asia Bancorp. Hovde has delivered to the board of directors of New Asia Bancorp its opinion that, based upon and subject to the various considerations set forth in its written opinion dated July 6, 2006, the merger consideration to be paid to the stockholders of New Asia Bancorp is fair from a financial point of view as of such date. In requesting Hovde's advice and opinion, no limitations were imposed by New Asia Bancorp upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. THE FULL TEXT OF THE OPINION OF HOVDE, DATED JULY 6, 2006, WHICH DESCRIBES THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS APPENDIX C. NEW ASIA BANCORP'S STOCKHOLDERS SHOULD READ THIS OPINION IN ITS ENTIRETY.

     Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The board of directors of New Asia Bancorp selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm's reputation and expertise in transactions such as the merger.

     Hovde received a fee from New Asia Bancorp for performing a financial analysis of the merger and rendering a written opinion to the board of directors of New Asia Bancorp as to the fairness, from a financial point of view, of the merger to the stockholders of New Asia Bancorp. Hovde received all of such fee subsequent to Hovde's presentation of its fairness opinion and analysis to the board of directors of New Asia Bancorp. In addition, New Asia Bancorp has agreed to pay Hovde fees upon the consummation of the merger equal to (1) 1.5% of such portion of the total consideration received by the stockholders of New Asia Bancorp as is less than $15 million, plus (2) 3% of such portion of the total consideration received by the stockholders of New Asia Bancorp as is equal to or greater than $15 million but less than $20 million, plus (3) 5% of such portion of the total consideration received by the stockholders of New Asia Bancorp as is equal to or greater than $20 million. Based on consideration to be received by the stockholders of New Asia Bancorp of $23.5 million in the aggregate, the fee payable to Hovde Financial LLC would be approximately $598,212. In addition to its fees and regardless of whether the merger is consummated, New Asia Bancorp has agreed to reimburse Hovde for its reasonable out-of-pocket expenses. New Asia Bancorp has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde's engagement that did not arise from Hovde's gross negligence or willful misconduct.

     HOVDE'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION, AND, AS SUCH, DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF NEW ASIA BANCORP AS TO HOW THE STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE SUMMARY OF THE OPINION OF HOVDE SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were discussed in a presentation to the board of directors of New Asia Bancorp by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the board of directors of New Asia Bancorp, but it does summarize all of the material analyses performed and presented by Hovde.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of New Asia Bancorp and its fairness opinion.

     In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of New Asia Bancorp and Cathay. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde's analysis of the fairness of the merger consideration, from a financial point of view, to the stockholders of New Asia Bancorp. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde's opinion does not address the relative merits of the merger as compared to any other business combination in which New Asia Bancorp might engage. In addition, as described above, Hovde's opinion to the board of directors of New Asia Bancorp was one of many factors taken into consideration by the board of directors of New Asia Bancorp in making its determination to approve the merger agreement.

     The opinion expressed by Hovde was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including changes affecting the securities markets, the results of operations or material changes in the financial condition of either New Asia Bancorp or Cathay could materially affect the assumptions used in preparing this opinion.

     During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of New Asia Bancorp and Cathay and material prepared in connection with the merger, including, among other things, the following:

     o    the merger agreement and all attachments thereto;

     o certain historical publicly available information concerning New Asia Bancorp and Cathay;

     o certain internal financial statements and other financial and operating data concerning New Asia Bancorp and Cathay;

     o certain other information provided to Hovde by members of the senior management of New Asia Bancorp for the purpose of reviewing the future prospects of New Asia Bancorp, including financial forecasts related to its business, earnings, assets and liabilities;

     o the historical market prices and trading volumes of Cathay common stock;

     o the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that Hovde considered relevant; and

     o the pro forma ownership of Cathay common stock by the holders of New Asia Bancorp common stock relative to the pro forma contribution of New Asia Bancorp's assets, liabilities, equity and earnings.

     In addition, Hovde:

     o analyzed the pro forma impact of the merger on the combined company's earnings, consolidated equity capitalization and financial ratios;

     o took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations; and

     o performed such other analyses and considered other factors as it deemed appropriate.

     In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it and relied upon the accuracy of the representations of the parties contained in the Agreement and Plan of Merger. Hovde also assumed the financial forecasts furnished to or discussed with Hovde by New Asia Bancorp and Cathay were reasonably prepared and reflected the best currently available estimates and judgments of senior management of New Asia Bancorp and Cathay as to the future financial performance of New Asia Bancorp, Cathay or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of New Asia Bancorp.

     CONTRIBUTION ANALYSIS. Hovde prepared a contribution analysis showing percentages of assets, net loans, deposits, equity and tangible equity at April 30, 2006 for New Asia Bancorp and March 31, 2006 for Cathay, and the trailing twelve months and estimated calendar-year 2006 net income on GAAP basis that would be contributed to the combined company on a pro forma basis. These contribution percentages were compared to the approximately 1.54% (hypothetically assuming all New Asia Bancorp shares were to be converted entirely into Cathay common stock) of the pro forma common shares outstanding that holders of New Asia Bancorp common stock would own.

                               NEW ASIA BANCORP        CATHAY
                                     (%)                 (%)
                            -------------------   -------------------

     Assets                           2.00            98.00

     Net Loans                        2.16            97.84

     Deposits                         2.30            97.70

     Equity                           1.40            98.60

     Tangible Equity                  2.15            97.85

     LTM Net Income                   0.61            99.39

     2006 Estimated Net Income        0.34            99.66


     ANALYSIS OF SELECTED TRANSACTIONS. As part of its analysis, Hovde reviewed three groups of comparable transactions. The first peer group included transactions, which have occurred since January 1, 1998, that involved target banks across the nation that focus on serving the Chinese population that had total assets less than $3 billion (the "Chinese Merger Group"). This Chinese Merger Group consisted of the following 17 transactions:

          BUYER                              SELLER
         ----------------------------       --------------------------------
          Cathay General Bancorp Inc.        Great Eastern Bank
          East West Bancorp Inc.             Standard FSB
          Summit Bank Corp.                  Concord Bank NA
          UCBH Holdings Inc.                 Asian American B&TC
          East West Bancorp Inc.             United National Bank
          MetroCorp Bancshares Inc.          First United Bank
          UCBH Holdings Inc.                 Pacifica Bancorp Inc.
          East West Bancorp Inc.             Trust Bancorp Inc.
          Cathay Bancorp Inc.                GBC Bancorp
          UCBH Holdings Inc.                 First Continental Bank
          East West Bancorp Inc.             Pacific Business Bank
          UCBH Holdings Inc.                 Bank of Canton of California
          East West Bancorp Inc.             Prime Bank
          East West Bancorp Inc.             American International Bank
          East West Bancorp Inc.             First Central Bank, NA
          UCBH Holdings Inc.                 USB Holdings
          Summit Bank Corp.                  California Security Bank


     Hovde also reviewed comparable transactions involving banks headquartered in the Chicago metropolitan area announced since January 1, 2002, in which the total assets of the seller were less than $250 million (the "Chicago Merger Group"). This Chicago Merger Group consisted of the following 14 transactions:


         BUYER                               SELLER
        -----------------------------      ----------------------------------
          ShoreBank Corp.                    Greater Chicago Bank
          First Banks, Inc.                  TEAMCO
          BankFinancial Corp                 University National Bank
          First Banks Inc.                   Northway State Bank
          Princeton National Bancorp.        Somonauk FSB Bancorp Inc.
          Metropolitan Bank Group Inc.       Allegiance Community Bank,
          Metropolitan Bank Group Inc.       Citizens Bank Illinois NA
          BMO Financial Group                Lakeland Financial Corp.
          Northern States Financial Corp     Round Lake Bankcorp Inc.
          Wintrust Financial Corp.           Village Bancorp Inc.
          Wintrust Financial Corp.           Advantage National Bancorp
          State Financial Services Corp.     Lakes Region Bancorp Inc.
          Metropolitan Bank Group Inc.       Firstcom Bancorp Inc.
          Investor group                     First Schaumburg Bancorp. Inc.


     Hovde then reviewed comparable transactions involving banks headquartered in the metropolitan areas of the Midwestern United States (Iowa, Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, North Dakota, Nebraska, Ohio, Oklahoma, South Dakota and Wisconsin) announced since January 1, 2002, in which the total assets of the seller were less than $250 million and the seller's ROA was less than 50 b.p. (the "Underperforming Merger Group"). This Underperforming Merger Group consisted of the following 21 transactions:


          BUYER                              SELLER
        --------------------------------   ----------------------------------
          First Banks, Inc.                  TEAMCO
          Investor Group                     Ridgestone Financial Services
          First Banks, Inc.                  Pittsfield Community Bncp Inc
          Whitaker Bk Corp. of Kentucky      Berea National Bank
          North Shore Bank FSB               IL St Bk of Lake in the Hills
          Menahga Bancshares Inc.            Sebeka Bancshares Inc.



          BUYER                              SELLER
        --------------------------------   ----------------------------------
          Security State Bk Hldg Co.         CNB Inc.
          First National Bancorp Inc.        Nobles Agency Inc.
          Dearborn Bancorp Inc.              Bank of Washtenaw
          Pilot Bancorp Inc.                 Farmers NB of Winfield
          Lincoln Bancorp                    First Shares Bancorp Inc.
          MainSource Financial Group         Peoples Financial Corp.
          Wayne Savings Bancshares           Stebbins Bancshares Inc.
          Fentura Financial Inc.             West Michigan Financial Corp.
          ColoEast Bankshares Inc.           First National Bank of Tribune
          Wintrust Financial Corp.           Village Bancorp Inc.
          Kankakee Bancorp Inc.              Aviston Financial Corp.
          Ctzns Union Bncp Shelbyvlle        Larue Bancshares Inc.
          MainSource Financial Group         First Community Bancshares Inc
          Reliance Bancshares, Inc.          Bank of Godfrey
          Metropolitan Bank Group Inc.       Firstcom Bancorp Inc.


     Hovde calculated the medians of the following relevant transaction ratios in the Chinese Merger Group, the Chicago Merger Group and the Underperforming Merger Group: the multiple of the offer value to the acquired company's book value; the multiple of the offer value to the acquired company's tangible book value; the multiple of the offer value to the acquired company's earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the per share consideration that would be received pursuant to the merger agreement at $32.60 per diluted share of New Asia Bancorp. In calculating the multiples for the merger, Hovde used New Asia Bancorp's earnings for the twelve months ended April 30, 2006 and New Asia Bancorp's tangible book value and core deposits as of April 30, 2006. The results of this analysis are as follows:

                                                                OFFER VALUE TO:
                                              _________________________________________________________
                                                                                     RATIO OF TANGIBLE
                                                                         12 MONTHS      BOOK VALUE
                                                            TANGIBLE     PRECEDING    PREMIUM TO CORE
                                               BOOK VALUE  BOOK VALUE    EARNINGS         DEPOSITS
                                                   (X)        (X)          (X)              (X)
                                               __________  __________    _________      _______________


Cathay......................................       2.08      2.08          35.8             13.7
Chinese Merger Group median..................      2.04      2.07          19.7             25.6
Chicago Merger Group median..................      2.14      2.20          22.6             14.7
Underperforming Merger Group median..........      1.79      1.87          40.1             8.1


     DISCOUNTED CASH FLOW ANALYSIS. Hovde estimated the present value of all shares of New Asia Bancorp's common stock by utilizing New Asia Bancorp's estimated future earnings stream. Reflecting New Asia Bancorp's internal projections and historical averages, Hovde assumed a 5.0% annual asset growth and a $300 thousand sequential annual core net income growth, which resulted in 2006-2010 net income of $400 thousand, $700 thousand, $1.0 million, $1.3 million, and $1.6 million, respectively. The dividends were projected to remain at the current 0% core level. In all cases, the present value of these cash flows was calculated based on a range of discount rates of 12.0%, 13.0%, and 14.0%. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of New Asia Bancorp's common stock.

     Hovde first analyzed the value of New Asia Bancorp's common shares from a perpetual growth perspective using a 5.0% annual asset and net income growth assumptions post-2010. This analysis resulted in a range of values of $17.87 to $23.59 per share with a midpoint of $20.37. Going further, Hovde derived the take-out value of New Asia Bancorp's common stock using both the terminal value earnings multiple and terminal value book value approaches. In arriving at the terminal value of New Asia Bancorp's earnings stream in 2010, Hovde assumed a terminal earnings value multiple at a range of 19.0x, 20.0x and 21.0x. Similarly, in arriving at the terminal value of

New Asia Bancorp's book value in 2010, Hovde assumed a terminal book value multiple at a range of 190.0%, 200.0% and 210.0%. The terminal values were then discounted, along with annual cash flows, to arrive at the present value for New Asia Bancorp's common stock. These analyses and its underlying assumptions yielded a per-share range of value for New Asia Bancorp's common stock of approximately $23.09 to $25.23 with a midpoint of $24.13 based on the earnings approach and $23.32 to $25.48 with a midpoint of $24.37 based on the book value approach.

     COMPARABLE COMPANY ANALYSIS. Using publicly available information, Hovde compared the stock market valuation and operating characteristics of Cathay on stand-alone basis with other nationwide banks focused on serving the Asian population, predominantly of the Chinese and Korean descent (the "Comparable Group"). The Comparable Group consisted of the following eight publicly traded institutions:

          COMPANY NAME                       HEADQUARTERS             TICKER
          ------------------------------     -------------------      ---------
          Center Financial Corporation        Los Angeles, CA         CLFC
          East West Bancorp, Inc.             Pasadena, CA            EWBC
          Hanmi Financial Corporation         Los Angeles, CA         HAFC
          MetroCorp Bancshares, Inc.          Houston, TX             MCBI
          Nara Bancorp, Inc.                  Los Angeles, CA         NARA
          Summit Bank Corporation             Atlanta, GA             SBGA
          UCBH Holdings, Inc.                 San Francisco, CA       UCBH
          Wilshire Bancorp Inc.               Los Angeles, CA         WIBC

     Indications of such financial performance and stock market valuation included the calculation of price-to-book value, price-to-tangible book value, price-to-2006 estimated GAAP earnings and price-to-2007 estimated GAAP earnings.


                                          PRICE TO:
                         -------------------------------------------------
                                                    2006        2007
                                       TANGIBLE   ESTIMATED   ESTIMATED
                         BOOK VALUE   BOOK VALUE  EARNINGS    EARNINGS
                            (X)          (X)        (X)          (%)
                         ----------   ----------  ---------  -------------

Cathay....................   2.31        3.57       15.9        14.3
Comparable Group median...   2.59        3.30       15.5        13.9


     LIQUIDITY ANALYSIS. Hovde also evaluated the liquidity aspects of Cathay Common Stock. In particular, using the recent closing price of Cathay Common Stock of $35.88, Hovde evaluated the daily trading patterns, including aggregate volume and dollar value traded for Cathay Common Stock over various intervals leading up to the merger. Finally, Hovde compared the derived values to the aggregate amount of stock consideration to be issued to stockholders of New Asia Bancorp (assuming a 50% stock and 50% cash election).


                                        CATHAY COMMON STOCK
                         ------------------------------------------------------
                                         WEEKLY
                                         AVERAGE
                                         VOLUME         AVERAGE    DOLLAR VOLUME
                         AVERAGE        AS A % OF        DAILY      AS A % OF
                          DAILY          SHARES         VOLUME       STOCK
                          VOLUME       OUTSTANDING      TRADED    CONSIDERATION
                         (ACTUAL)          (%)            ($)          (%)
                         --------     ------------     --------  --------------

One Month............... 264,519         2.51          9,490,942     80.90
Three Months............ 197,074         1.87          7,071,015     60.27
Year-to-Date............ 173,543         1.65          6,226,723     53.07
One Year................ 208,861         1.98          7,493,933     63.88
Three Years............. 148,893         1.41          5,342,281     45.54


     BASED UPON THE FOREGOING ANALYSES AND OTHER INVESTIGATIONS AND ASSUMPTIONS SET FORTH IN ITS OPINION, WITHOUT GIVING SPECIFIC WEIGHTINGS TO ANY ONE FACTOR OR COMPARISON, HOVDE DETERMINED THAT THE MERGER CONSIDERATION WAS FAIR FROM A FINANCIAL POINT OF VIEW TO THE STOCKHOLDERS OF NEW ASIA BANCORP.

STRUCTURE OF THE MERGER

     The Agreement and Plan of Merger provides for the merger of New Asia Bancorp with and into Cathay, with Cathay as the surviving company, and the subsequent merger of New Asia Bank with and into Cathay Bank, with Cathay Bank as the surviving entity after the merger. The surviving companies will operate under the "Cathay General Bancorp" and "Cathay Bank" names but retain the same branch offices as New Asia Bancorp before the merger. As a result of the mergers, each of New Asia Bancorp and New Asia Bank will cease to exist as a separate entity.

     Upon the completion of the merger, New Asia Bancorp stockholders will be entitled to receive cash, Cathay common stock or a combination of cash and Cathay common stock for their New Asia Bancorp common stock, as described below. While Cathay and New Asia Bancorp believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See "-- Conditions to the Completion of the Merger" and "-- Regulatory Requirements."

     The terms of the merger were determined by Cathay and New Asia Bancorp on the basis of arm's-length negotiations.

MERGER CONSIDERATION

     The Agreement and Plan of Merger provides that, upon completion of the merger, holders of New Asia Bancorp shares will on completion be entitled to elect to receive (but subject to proration and adjustment as provided in the Agreement and Plan of Merger), in consideration for each of their New Asia Bancorp shares, either shares of Cathay common stock with a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing), cash in the amount of $32.60 or a combination of shares of Cathay common stock and cash with a value in the aggregate amount of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing). Based on a price per share of Cathay common stock of $35.495, which was the average closing price at the time the Agreement and Plan of Merger was signed, those New Asia Bancorp stockholders receiving Cathay common stock would receive a per share consideration of 0.9184 shares of Cathay common stock. If Cathay's average closing stock price were $36.807 (which is the average closing price of Cathay common stock from July 28 to August 10, 2006), the most recent practicable date before mailing of this document, those New Asia Bancorp shareholders receiving Cathay common stock would receive 0.8857 shares of Cathay common stock. The average closing price on which the value of the shares of Cathay common stock will be based may vary from the closing price of Cathay common stock on the date Cathay and New Asia Bancorp announced the merger, on the date that this document was mailed to New Asia Bancorp stockholders, on the date of the special meeting of the New Asia Bancorp stockholders and on the date the merger is completed.

     Because the number of shares of Cathay common stock issuable is dependent on the average closing price of those shares at closing and will not be known until immediately prior to the closing, the exact number of shares of Cathay common stock that New Asia Bancorp stockholders will be entitled to receive will not be known until that time. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS OF CATHAY COMMON STOCK.

     No fractional shares of Cathay common stock will be issued to any holder of New Asia Bancorp common stock upon the completion of the merger. For each fractional share that would otherwise be issued, Cathay will pay cash in an amount equal to the fraction multiplied by the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing, rounded to the nearest penny. No interest will be paid or accrued on cash payable in lieu of fractional shares of Cathay common stock.

ELECTION PROCEDURE

     ELECTION RIGHT. Subject to the allocation mechanism described in the next section, each New Asia Bancorp stockholder will have the right to elect to receive with respect to such stockholder's shares of New Asia Bancorp common stock:

     o    Cathay common stock for all of such stockholder's shares;

     o    Cash for all of such stockholder's shares; or

     o    Cathay common stock for some shares and cash for the others.

Shares of New Asia Bancorp common stock with respect to which the holder fails to make an effective election prior to the election deadline, or with respect to which the holder properly revokes an effective election but fails to make a subsequent effective election prior to the election deadline, will be deemed to be "undesignated shares," as explained below.

     A New Asia Bancorp stockholder who perfects his or her dissenters' rights under Delaware law will receive the fair value for his or her shares in cash, as determined pursuant to the procedures under Delaware law. See "Dissenters' Rights" below. Any dissenting shares as to which dissenters' rights are not properly exercised will be treated as undesignated shares.

     Pursuant to the Agreement and Plan of Merger, a minimum of 45% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock, and a maximum of 60% of the outstanding New Asia Bancorp will be converted into the right to receive Cathay common stock; however, if the Cathay common stock price at closing is less than $30.92, then 45% of the New Asia Bancorp shares will be converted into the right to receive Cathay common stock, and the remainder will be converted into the right to receive cash. Accordingly, there is no assurance that a holder of New Asia Bancorp common stock will receive the form of consideration that he or she elects with respect to all shares subject to the election.

     ELECTION FORM. An Election Form and customary transmittal materials containing instructions for use in effecting the surrender of New Asia Bancorp stock certificates in exchange for the merger consideration and backup withholding tax forms accompany this proxy statement/prospectus. The Election Form allows a New Asia Bancorp stockholder to indicate the number of his or her shares of New Asia Bancorp such stockholder elects to convert into for Cathay common stock and the number of shares such stockholder elects to convert into for cash, or to indicate that the stockholder makes no election. New Asia Bancorp and Cathay will make available Election Forms to persons who become holders of New Asia Bancorp common stock between the record date for the New Asia Bancorp special meeting and the close of business on the day prior to the election deadline.

     Holders of New Asia Bancorp common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the Election Form. Shares of New Asia Bancorp common stock as to which the holder has not made a valid election prior to the election deadline or as to which the holder has revoked an election but has not made a subsequent valid election prior to the election deadline, which is 5:00 p.m., Eastern Time, on September 29, 2006, will be deemed to be undesignated shares.

     If you do not properly submit your Election Form with your New Asia Bancorp stock certificates by the election deadline, then, promptly after the closing date of the merger, the exchange agent will mail to you a letter of transmittal and instructions for surrendering your New Asia Bancorp stock certificates for use in exchanging your New Asia Bancorp stock certificates for the merger consideration.

     To make a valid election, a New Asia Bancorp stockholder must submit a properly completed and signed Election Form and transmittal materials so that it is actually received by American Stock Transfer & Trust Co., Cathay's exchange agent, on or prior to the election deadline in accordance with the instructions on the Election Form. An Election Form will be deemed properly completed only if an election is indicated for each share of New Asia Bancorp common stock covered by such Election Form and only if accompanied by certificates representing all shares of New Asia Bancorp common stock covered by the Election Form. Any stockholder who fails to deliver a properly completed Election Form to the exchange agent on or before the election deadline, or who fails to redeliver a properly completed Election Form after an election has been revoked on or before the election deadline, will not have made a valid election, and the shares of New Asia Bancorp common stock owned by such stockholder will be deemed to be undesignated shares.

     An election may be revoked or changed by the person submitting the Election Form prior to the election deadline. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good-faith decisions of Cathay regarding these matters will be binding and conclusive. None of Cathay, New Asia Bancorp or the exchange agent will be under any obligation to notify any person of any defects in an Election Form. If an election is revoked and any certificates have been transmitted to the exchange agent, the exchange agent will, upon written request, return those certificates to the stockholder who submitted them.

     All shares of Cathay common stock issued to you in the merger will be deemed issued as of the effective time of the merger, but until you surrender your New Asia Bancorp stock certificates for exchange, you will not receive any dividends or other distributions that may be declared after the effective time with respect to the shares of Cathay common stock into which your New Asia Bancorp shares may have been converted. Such dividends or other distributions will accrue, however, and when you surrender your New Asia Bancorp certificates, Cathay will pay any such unpaid dividends or other distributions, as well as any cash into which any of your shares may have been converted, without interest. After the effective time, there will be no transfers on the stock transfer books of New Asia Bancorp of any shares of New Asia Bancorp common stock. If certificates representing shares of New Asia Bancorp common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of New Asia Bancorp common stock represented by those certificates shall have been converted. Failure to timely receive your certificates representing New Asia Bancorp common stock may subject you to loss of your portion of the merger consideration because it may escheat to the state where you reside.

     If a certificate for New Asia Bancorp common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Agreement and Plan of Merger upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Cathay in consultation with New Asia Bancorp, and appropriate and customary identification.

ALLOCATION CALCULATION

     Pursuant to the Agreement and Plan of Merger, a minimum of 45% of the outstanding New Asia Bancorp shares will be converted into the right to receive Cathay common stock, and a maximum of 60% of the outstanding New Asia Bancorp will be converted into the right to receive Cathay common stock; however, if the Cathay common stock price at closing is less than $30.92, then 45% of the New Asia Bancorp shares will be converted into the right to receive Cathay common stock, and the remainder will be converted into the right to receive cash. As a result, even if you elect to receive all cash or all stock, you may nevertheless receive a mix of cash and stock.

     In the following discussion, "stock election shares" means shares of New Asia Bancorp common stock with respect to which the holder has elected to receive shares of Cathay common stock having a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing), and "cash election shares" means shares of New Asia Bancorp common stock with respect to which the holder has elected to receive cash equal to $32.60. The "maximum stock conversion number" is the maximum number of shares of New Asia Bancorp common stock that can be converted into shares of Cathay common stock under the terms of the Agreement and Plan of Merger, and the "minimum stock conversion number" is the minimum number of shares of New Asia Bancorp common stock that can be converted into shares of Cathay common stock under the terms of the Agreement and Plan of Merger.



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


     OVERSUBSCRIPTION OF THE STOCK CONSIDERATION. If the aggregate number of stock election shares is greater than the maximum stock conversion number, then:

     o All cash election shares and all undesignated shares will be converted into the right to receive cash.

     o The exchange agent will choose from among the holders of stock election shares, pro rata in accordance with their respective numbers of stock election shares, a sufficient number of stock election shares to be converted into cash consideration until the number of remaining stock election shares equals as closely as practicable the maximum stock conversion number. Each share so chosen will be converted into the right to receive cash, and each remaining stock election share will be converted into Cathay common stock.

     OVERSUBSCRIPTION OF THE CASH CONSIDERATION. If the aggregate number of stock election shares is less than the minimum stock conversion number, then

     o All stock election shares will be converted into shares of Cathay common stock.

     o The exchange agent will choose from among the holders of undesignated shares, pro rata in accordance with their respective numbers of undesignated shares, a sufficient number of undesignated shares (which may be all undesignated shares) to be converted into Cathay stock until the sum of such number and the number of stock election shares equals as closely as practicable the minimum stock conversion number, and each share so chosen will be converted into Cathay common stock. All undesignated shares not chosen, if any, will be converted into the right to receive cash.

     o If the aggregate number of stock election shares and undesignated shares is less than the minimum stock conversion number, then the exchange agent will choose from among the holders of cash election shares, pro rata in accordance with their respective numbers of cash election shares, a sufficient number of cash election shares to be converted into Cathay stock so that the sum of such number, the number of all stock election shares and the number of all undesignated shares equals as closely as practicable the minimum stock conversion number. Each share so chosen will be converted into Cathay common stock, and each remaining stock election share will be converted into the right to receive cash.

     NUMBER OF STOCK ELECTIONS IS GREATER THAN OR EQUAL TO THE MINIMUM STOCK CONVERSION NUMBER AND LESS THAN OR EQUAL TO THE MAXIMUM STOCK CONVERSION NUMBER. If the aggregate number of stock election shares is greater than or equal to the minimum stock conversion number and less than or equal to the maximum stock conversion number, then

     o    Each stock election share will be converted into Cathay common stock.

     o Each cash election share and each undesignated share will be converted into the right to receive cash.

     Cathay will set forth the allocation calculations described above in a certificate executed by the Chief Financial Officer of Cathay and furnished to New Asia Bancorp at least two business days prior to the effective time of the merger. Any calculation of a portion of a share of Cathay common stock shall be rounded to the nearest ten-thousandth of a share (that is, 0.0001 of share), and any cash payment shall be rounded to the nearest cent.

     Because the stock consideration can fluctuate in value, the economic value per share received by New Asia Bancorp stockholders who receive the Cathay common stock may, as of the date of receipt by them, be more or less than the amount of cash per share received by New Asia Bancorp stockholders who receive cash.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

     Consummation of the merger is subject to prior receipt of all required approvals and consents of the merger by all applicable federal and state regulatory authorities.

     FEDERAL RESERVE SYSTEM. The merger is subject to the prior approval of or waiver from the Federal Reserve System under Section 3 of the Bank Holding Company Act of 1956, as amended.

     Section 225.12(d)(2) of the Federal Reserve System's Regulation Y provides that the approval of the Federal Reserve System is not required for certain bank merger acquisitions by bank holding companies if the merger acquisition transaction requires the prior approval of a federal supervisory agency under the Bank Merger Act and certain other requirements are met.

     Any transaction requiring the approval of the Federal Reserve System may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. With the approval of the Federal Reserve System and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

     FDIC APPROVAL. The merger is subject to the prior written approval of the Federal Deposit Insurance Corporation pursuant to Sections 18(c) and 44(a)(1) of the Federal Deposit Insurance Act, as amended. In considering whether or not to approve the merger, the FDIC will evaluate the competitive effects that the merger will have on banking in the communities served by the banks, examine the capital, management and earnings of the parties involved in the merger, assess the convenience and needs of the community and take into consideration the effectiveness of each insured party with regard to combating money-laundering activities. Because the merger will be an interstate merger, the FDIC will also consider Illinois law with respect to interstate bank mergers (including age requirements), planned compliance with local filing requirements, deposit concentration limits, the absence of an improper deposit production intent by Cathay Bank, the Community Reinvestment Act records of both Cathay Bank and New Asia Bank and the adequacy of Cathay Bank's capital and management.

     ILLINOIS DEPARTMENT OF FINANCIAL AND PROFESSIONAL REGULATION APPROVAL. Sections 22 and 30 of the Illinois Banking Act allow, with the approval of the Illinois Commissioner of Banks and Real Estate, a bank or trust company to merge with an Illinois state bank. The Commissioner shall not approve the merger agreement unless he shall be of the opinion and shall find:

     o That the resulting bank meets the requirements of the Illinois Banking Act for the formation of a new bank at the proposed main banking premises of the resulting bank;

     o That the same matters exist with respect to the resulting bank that would have been required under Section 10 of the Illinois Banking Act for the organization of a new bank;

     o    That the merger agreement is fair to all persons affected; and

     o    That the resulting bank will be operated in a safe and sound manner.

     CALIFORNIA COMMISSIONER OF FINANCIAL INSTITUTIONS APPROVAL. Sections 102, 4805.09 and 4881 of the California Financial Code allow, with the approval of the California Commissioner of Financial Institutions, a bank or trust company organized under the laws of another U.S. state to merge into a California state bank. The Commissioner shall approve the application for approval of a merger, if the Commissioner finds all of the following:

     o The merger will not result in a monopoly and will not be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the banking, savings association or industrial loan business in any part of the State of California.

     o The merger will not have the effect in any section of the State of California of substantially lessening competition, tending to create a monopoly, or otherwise being in restraint of trade.

     o Upon consummation of the proposed merger, the merged bank's stockholders' equity will be adequate and its financial condition will be satisfactory.

     o The directors and executive officers of the surviving depository corporation will be satisfactory.

     o The merged bank will afford a reasonable promise of successful operation, and it is reasonable to believe that the merged bank will be operated in a safe and sound manner and in compliance with all applicable laws.

     o    The merger will be fair, just and equitable.

     o In the case of a merger where the disappearing depository corporation is a California saving association, the merger will not adversely affect the total availability of financing for housing in any market area of the disappearing savings association in California.

     STATUS OF APPLICATIONS AND NOTICES. Cathay and New Asia Bancorp have filed, or expect to file shortly, all requisite applications and notices to obtain the regulatory approvals required in connection with the merger of Cathay and New Asia Bancorp, as well as the merger of Cathay Bank and New Asia Bank. We cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of such approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. We also cannot assure you that the Department of Justice will not attempt to challenge the transactions on antitrust grounds or for other reasons and, if such a challenge is made, we cannot assure you as to its result. The parties' obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals.

MANAGEMENT, OPERATIONS AND SHAREHOLDINGS AFTER THE MERGER

     At the effective time of the merger, New Asia Bancorp will merge with and into Cathay. As a result, New Asia Bancorp will cease to exist as a separate entity, and all of its assets, liabilities and operations will be held and managed by Cathay as the surviving entity in the merger. New Asia Bancorp's directors will cease to hold board positions at the effective time of the merger. Cathay's boards of directors and principal executive officers will not change as result of the merger.

     After the merger of New Asia Bancorp with and into Cathay, the control of New Asia Bancorp will be transferred to Cathay. New Asia Bancorp stockholders receiving shares of Cathay common stock in the merger, including New Asia Bancorp stockholders who beneficially own more than five percent of New Asia Bancorp common stock, each director and nominee of New Asia Bancorp and all New Asia Bancorp directors and officers as a group, will become stockholders of Cathay with a percentage ownership of Cathay that is much smaller than their individual percentage ownership of New Asia Bancorp prior to the merger. Because of this, New Asia Bancorp stockholders will no longer be able to influence the management policies of New Asia Bancorp's operations (to the extent they were able to do so before the merger), and as stockholders of Cathay with small ownership percentages New Asia Bancorp stockholders will not be able to influence the management policies of Cathay.

NASDAQ LISTING

     Cathay common stock is listed for trading on The NASDAQ Stock Market under the symbol "CATY."

RESALES OF CATHAY COMMON STOCK

     The shares of Cathay common stock to be issued to stockholders of New Asia Bancorp in the merger have been registered under the Securities Act. Such shares will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an "affiliate" of New Asia Bancorp within the meaning of Rule 145 under the Securities Act. Such affiliates may only sell their shares of Cathay common stock acquired in the merger (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145 under the 1933 Act or (c) in accordance with an opinion of counsel reasonably satisfactory to Cathay that an exemption from Securities Act registration requirements applies to the sale.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion summarizes the material United States federal income tax consequences of the merger that will generally be applicable to U.S. holders (as defined below) of New Asia Bancorp common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, published judicial decisions and administrative rulings, and other applicable authorities, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any such change could adversely affect the continuing validity of the matters discussed in this summary.

     This summary does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder in light of such holder's particular circumstances or to holders who may be subject to special treatment under United States federal income tax laws, including, for example, banks and other financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, partnerships or other pass-through entities and investors in such entities, U.S. expatriates, holders of New Asia Bancorp common stock that are not U.S. holders, holders whose functional currency is not the U.S. dollar, holders who hold their shares as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction, holders who properly exercise dissenters' rights, and holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, this summary does not address any alternative minimum tax, any federal nonincome tax or any state, local or foreign tax consequences of the merger. Moreover, this summary does not address any tax consequences of any transaction other than the merger.

     This summary applies only to U.S. holders of New Asia Bancorp common stock who hold their stock as a capital asset within the meaning of Section 1221 of the Code. As used in this summary, the term "U.S. holder" means a beneficial owner of New Asia Bancorp common stock that is for United States federal income tax purposes (i) a United States citizen or resident alien, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person and (iv) an estate that is subject to United States federal income tax on its income regardless of the source of such income.

     If a partnership (including any other entity treated as a partnership for United States federal income tax purposes) holds New Asia Bancorp common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.

     The merger has been structured to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. The obligations of Cathay and New Asia Bancorp to consummate the merger are conditioned upon their receipt from their respective counsel, Wachtell, Lipton, Rosen & Katz and Schiff Hardin LLP, of an opinion of counsel, dated as of the closing date of the merger, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinions and the representations set forth in certificates to be obtained from Cathay and New Asia Bancorp, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. Such opinions of counsel are not binding upon the Internal Revenue Service (the "IRS") or any court, and none of Cathay, Cathay Bank or New Asia Bancorp has obtained or intends to obtain any ruling from the IRS as to the United States federal income tax consequences of the merger. In addition, if any of the facts, representations or assumptions on which the opinions are based is inconsistent with the actual facts, the tax consequences of the merger could be adversely affected, and such opinions and this summary may not accurately describe the United States federal income tax treatment of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of the matters discussed in this summary. The remainder of this summary assumes that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

     Holders of New Asia Bancorp common stock are urged to consult their own tax advisors as to the tax consequences of the merger to them in their particular circumstances, including, without limitation, the applicability and effect of state, local and foreign tax laws and possible changes in tax laws.

     In general, the United States federal income tax consequences of the merger to a U.S. holder of New Asia Bancorp common stock will depend upon whether such holder exchanges its stock solely for Cathay common stock, solely for cash or for a combination of Cathay common stock and cash.

     EXCHANGE SOLELY FOR CATHAY COMMON STOCK. If, pursuant to the merger, a U.S. holder exchanges all of the New Asia Bancorp common stock actually owned by such holder solely for Cathay common stock, such holder will not recognize any gain or loss, except with respect to cash received instead of a fractional share of Cathay common stock (as discussed below). The aggregate tax basis in the shares of New Asia Bancorp common stock surrendered in exchange for the Cathay common stock received in the merger (including any fractional shares deemed received and exchanged for cash as described below) will be equal to the aggregate tax basis in the shares of New Asia Bancorp surrendered in exchange for the Cathay common stock.

     EXCHANGE SOLELY FOR CASH. If, pursuant to the merger, a U.S. holder exchanges all of the New Asia Bancorp common stock actually owned by such holder solely for cash, such holder will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such holder's tax basis in the New Asia Bancorp common stock surrendered. The capital gain or loss recognized will generally be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder's holding period for the New Asia Bancorp common stock surrendered exceeds one year. The deductibility of capital losses is subject to limitations. If, however, such U.S. holder owns (either actually or constructively) any shares of Cathay common stock after the merger, then the exchange could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code (described below), in which case such holder may have ordinary dividend income up to the amount of cash received.

     EXCHANGE FOR CATHAY COMMON STOCK AND CASH. If, pursuant to the merger, a U.S. holder exchanges all of the New Asia Bancorp common stock actually owned by such holder for a combination of Cathay common stock and cash (other than cash received instead of a fractional share of Cathay common stock), such holder will generally recognize gain (but not loss) equal to the lesser of (i) the amount of gain realized on the exchange (I.E., the excess, if any, of the sum of the fair market value of the Cathay common stock received and the amount of cash received over the holder's tax basis in the New Asia Bancorp common stock surrendered) or (ii) the amount of cash received (other than cash received instead of a fractional share of Cathay common stock). Any gain recognized will generally be long-term capital gain if, as of the effective date of the merger, the U.S. holder's holding period for the New Asia Bancorp common stock surrendered exceeds one year. A U.S. holder's aggregate tax basis in the Cathay common stock received in the merger (including any fractional shares deemed received and exchanged for cash as described below) will be equal to the aggregate tax basis in the shares of New Asia Bancorp surrendered in exchange for the Cathay common stock, decreased by the amount of any cash received (other than cash received instead of fractional shares of Cathay common stock) and increased by the amount of gain recognized (other than gain recognized with respect to cash received instead of fractional shares of Cathay common stock).

     If the exchange has the effect of a distribution of a dividend, then any gain recognized by a holder may be treated as ordinary dividend income (as discussed below).

     POSSIBLE TREATMENT OF GAIN AS A DIVIDEND. In general, any gain recognized in the exchange will be capital gain unless the U.S. holder's receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary dividend income to the extent of the holder's ratable share of accumulated earnings and profits, as calculated for United States federal income tax purposes. For purposes of determining whether the U.S. holder's receipt of cash has the effect of a distribution of a dividend, the holder is treated as if it first exchanged all of its shares of New Asia Bancorp common stock solely for Cathay common stock and then Cathay immediately redeemed a portion of the Cathay common stock in exchange for the cash the holder actually received. The gain recognized in such deemed redemption will be treated as capital gain if the deemed redemption is (i) "substantially disproportionate" with respect to the holder or (ii) "not essentially equivalent to a dividend," each within the meaning of Section 302(b) of the Code. In applying the above tests, a holder may, under the constructive ownership rules of Section 318 of the Code, be deemed to own stock that is owned by other persons (such as certain family members and certain entities in which the holder has an interest) or stock underlying a holder's option to purchase such stock in addition to the stock actually owned by the holder. The Internal Revenue Service has ruled that any reduction in an interest of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs would result in capital gain (as opposed to dividend treatment).

     CASH RECEIVED INSTEAD OF A FRACTIONAL SHARE. A U.S. holder who receives cash instead of a fractional share of Cathay common stock will generally be treated as having received such fractional share and then as having exchanged such fractional share for cash in a redemption of such fractional share by Cathay. The holder will generally recognize gain or loss in an amount equal to the difference between the amount of cash received instead of the fractional share and the portion of the holder's tax basis in the New Asia Bancorp common stock exchanged in the merger that is allocable to the fractional share. Such gain or loss will generally be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such share is greater than one year.

     HOLDING PERIOD. The holding period of the shares of Cathay common stock received by a U.S. holder in the merger (including any fractional share deemed received and redeemed for cash) will include the holding period of the shares of New Asia Bancorp common stock exchanged for such Cathay common stock.

     MULTIPLE BLOCKS OF SHARES. If a U.S. holder holds shares of New Asia Bancorp common stock acquired at different prices or at different times, gain or loss and holding periods must be computed separately with respect to each identifiable block of such shares and, if such holder receives a combination of Cathay common stock and cash in the merger, any gain realized with respect to one identifiable block of shares may not be offset with any loss realized with respect to another identifiable block of shares. Any such holder should consult its own tax advisor as to the manner in which gain or loss and holding periods should be determined.

     TAX TREATMENT OF NEW ASIA BANCORP AND CATHAY. No gain or loss will be recognized by New Asia Bancorp or Cathay solely by reason of the merger.

     BACKUP WITHHOLDING. Payments of cash to a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) unless such holder furnishes its taxpayer identification number and certifies that it is not subject to backup withholding or otherwise establishes an exemption from the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and may be allowed as a refund or credit against the holder's United States federal income tax liability, provided that the required information is timely furnished to the IRS.

     REPORTING REQUIREMENTS. A U.S. holder who receives Cathay common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

ACCOUNTING TREATMENT

     The merger will be accounted for as a purchase transaction under generally accepted accounting principles.

DISSENTERS' RIGHTS

     Delaware law entitles the holders of shares of New Asia Bancorp common stock who follow the procedures specified in Section 262 of the Delaware General Corporation Law to have their shares appraised by the Delaware Court of Chancery and to receive the "fair value" of their shares as of completion of the merger in place of the merger consideration, as determined by the court. In order to exercise these rights, a holder must demand and perfect the rights in accordance with Section 262. The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed in order for a New Asia Bancorp stockholder to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law, the full text of which appears in APPENDIX B to this document.

     Section 262 requires that New Asia Bancorp stockholders be notified that appraisal rights will be available not less than 20 days before the meeting of New Asia Bancorp stockholders to vote on the adoption of the Agreement and Plan of Merger. A copy of Section 262 must be included with the notice. This document constitutes notice to the holders of shares of New Asia Bancorp common stock of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If you are a New Asia Bancorp stockholder and wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in APPENDIX B to this document, since failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

     If you are a New Asia Bancorp stockholder and wish to exercise your right to demand appraisal under Section 262, you must satisfy the following three conditions:

     o deliver to New Asia Bancorp a written demand for appraisal of your shares of New Asia Bancorp common stock before the vote with respect to the adoption of the Agreement and Plan of Merger is taken at the New Asia Bancorp special meeting;

     o not vote in favor of adoption of the Agreement and Plan of Merger. A proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the Agreement and Plan of Merger. Therefore, a New Asia Bancorp stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against adoption of the Agreement and Plan of Merger or abstain from voting on the Agreement and Plan of Merger. Voting against, abstaining from voting on or failing to vote on the proposal to adopt the Agreement and Plan of Merger will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be made in addition to and separate from any proxy you deliver or vote you cast in person; and

     o continuously hold your shares of New Asia Bancorp common stock through the completion of the merger.

     If you fail to comply with these three conditions and the merger is completed, you will be entitled to receive the merger consideration for your shares of New Asia Bancorp common stock as provided for in the Agreement and Plan of Merger, but you will have no appraisal rights with respect to your shares of New Asia Bancorp common stock.

     All demands for appraisal should be addressed to the Secretary of New Asia Bancorp at 222 West Cermak Road, Chicago, IL 60616 before the vote on the Agreement and Plan of Merger is taken at the New Asia Bancorp special meeting, and should be executed by, or on behalf of, the record holder of the shares for which appraisal rights are being exercised. The demand must reasonably inform New Asia Bancorp of the identity of the holder and the intention of the holder to demand appraisal of his or her shares of New Asia Bancorp common stock. If your shares of New Asia Bancorp common stock are held through a broker, bank or other nominee and you wish to demand appraisal rights, you must act promptly to instruct the applicable broker, bank or other nominee to follow the steps summarized in this section.

     Within ten days after the effective date of the merger, Cathay must give written notice of the date that the merger became effective to each New Asia Bancorp stockholder who has properly filed a written demand for appraisal. At any time within 60 days after the effective date of the merger, any New Asia Bancorp stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the merger consideration in accordance with the Agreement and Plan of Merger for his or her shares of New Asia Bancorp common stock. Within 120 days after the effective date of the merger, either Cathay or any New Asia Bancorp stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders entitled to appraisal. Cathay has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a New Asia Bancorp stockholder to file such a petition within the period specified could nullify the New Asia Bancorp stockholder's previously written demand for appraisal. If a petition for appraisal is duly filed by a holder and a copy of the petition is delivered to Cathay, Cathay will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Chancery Court with a duly verified list containing the names and addresses of all New Asia Bancorp stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by Cathay. After notice to dissenting New Asia Bancorp stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, and to determine those New Asia Bancorp stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the New Asia Bancorp stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation on the certificates of the pendency of the appraisal proceedings, and if any New Asia Bancorp stockholder fails to comply with that direction, the Chancery Court may dismiss the proceedings as to that New Asia Bancorp stockholder.

     After determination of the New Asia Bancorp stockholders entitled to appraisal of their shares, the Chancery Court will appraise the shares of New Asia Bancorp common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any. When the value is determined, the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the holders entitled to receive the amount, upon surrender by such holders of the certificates representing those shares of New Asia Bancorp common stock.

     In determining fair value, the Chancery Court is required to take into account all relevant factors. If you are a New Asia Bancorp stockholder, you should be aware that the fair value of your shares as determined under Section 262 could be more, the same or less than the value that you are entitled to receive under the terms of the Agreement and Plan of Merger.

     Costs of the appraisal proceeding may be imposed upon the parties participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a New Asia Bancorp stockholder, the Chancery Court may order all or a portion of the expenses incurred by any New Asia Bancorp stockholder in connection with the appraisal proceeding, including, but not limited to, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any New Asia Bancorp stockholder who had demanded appraisal rights will not, after the effective date of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date; however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if the New Asia Bancorp stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger either within 60 days after the effective date of the merger or thereafter with the written approval of Cathay, then the right of that New Asia Bancorp stockholder to appraisal will cease and that holder will be entitled to receive the merger consideration for his or her shares of New Asia Bancorp common stock pursuant to the Agreement and Plan of Merger. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of Cathay and must, to be effective, be made within 120 days after the effective date.

     Under the Agreement and Plan of Merger, if any dissenting New Asia Bancorp stockholder fails to perfect or has effectively withdrawn or lost his or her appraisal rights before the election deadline, each of that stockholder's shares of New Asia Bancorp common stock will be deemed to be undesignated shares unless the stockholder makes



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

a valid election before the election deadline. If any dissenting New Asia Bancorp stockholder fails to perfect or has effectively withdrawn or lost his or her appraisal rights after the election deadline, each of that stockholder's shares of New Asia Bancorp common stock will be deemed to be undesignated shares. For further details on the "election deadline," "nonelection shares," the "effective time," "stock consideration" and "cash consideration," see "The Merger Agreement -- Merger Consideration" and "-- Election Procedures; Exchange of Stock Certificates."

     Any cash ultimately paid to a dissenting New Asia Bancorp stockholder who perfects his or her appraisal rights to be paid the fair value of his or her shares will be considered cash consideration paid for purposes of the limit on cash to be paid to New Asia Bancorp stockholders in the merger described under "The Merger Agreement -- Merger Consideration."

     In view of the complexity of Section 262, holders of shares of New Asia Bancorp common stock who may wish to dissent from the merger and pursue appraisal rights should promptly consult their personal legal advisors.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Some of the members of New Asia Bancorp's management have interests in the merger that are in addition to, or different from, their interests as New Asia Bancorp stockholders generally. The New Asia Bancorp and Cathay boards of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

     Certain directors, executive officers and stockholders of New Asia Bancorp have entered into voting agreements with Cathay and Cathay Bank under which they have agreed to vote their New Asia Bancorp shares in favor of approval of the Agreement and Plan of Merger. See "The Merger Agreement -- Additional Agreements."

     In connection with the merger, Cathay Bank has entered into an employment agreement with Mr. Benjamin Wong, Chairman of New Asia Bancorp, that, among other things, provides for his continued employment following the merger. Pursuant to employment agreement, dated July 26, 2006, Mr. Wong will be employed as Senior Vice President of Cathay Bank, Midwest Region, for a period of three years from the closing of the merger, which term will be extended for an additional one-year period on the third anniversary of the closing of the merger, unless Mr. Wong gives at least ninety days' prior written notice. While employed, Mr. Wong's annual base salary will be $135,000 per annum, and he will be eligible for a discretionary annual bonus with a target bonus equal to 30% of annual base salary. In the event that Mr. Wong's employment is terminated other than for cause, death or disability or in the event that Mr. Wong terminates his employment for good reason, Mr. Wong will be entitled to all earned but unpaid salary and accrued and vested benefits and a lump-sum payment equal to the present value of the base salary and the bonus that would have been paid to Mr. Wong had he remained employed until the expiration of the then-current term of the employment agreement. In consideration for and subject to Mr. Wong's compliance with certain restrictive covenants, including restrictions on competition and the solicitation of employees for four years following his termination of employment, upon termination of Mr. Wong's employment in accordance with the terms of the employment agreement or during the term of the employment agreement for any reason other than death, Mr. Wong will be entitled to an aggregate payment equal to $951,840, payable in four equal installments. In addition, at the closing of the merger, Mr. Wong will be entitled to a retention bonus payment of $240,000. In the event any severance payments to Mr. Wong are subject to the excise tax on parachute payments under Section 4999 of the Internal Revenue Code, such payments will be reduced.

     In connection with the merger, certain executive officers of New Asia Bancorp, including Judi Yu, Julie Moy, Jennifer Linh, Teresa Au, Ed Sevik and Dennis Selix, were awarded retention bonuses to be paid in two equal installments, with the first installment to be paid on completion of the merger and the second to be paid six months thereafter, subject to the employees' continued employment on the payment date (unless terminated by Cathay without cause). The amount of the retention bonus potentially payable to each of Judi Yu, Julie Moy, Jennifer Linh, Teresa Au, Ed Sevik and Dennis Selix is $95,100, $73,500, $65,520, $61,800, $50,520 and $42,504, respectively.

     Prior to the execution of the Merger Agreement, New Asia Bank entered into an employment agreement with Lloyd Gibson, the President and Chief Executive Officer of New Asia Bancorp and a member of its board of directors, with a term that commenced on May 1, 2006 and will end on December 31, 2007. The agreement provides that, in the event Mr. Gibson's employment is terminated other than for cause prior to a change in control or if following a change in control he is not offered a position with comparable terms to those in effect prior to the change in control, he will be entitled to receive a lump-sum payment equal to his annual base salary of $210,000 for the remainder of the term of the agreement plus six months and employer-paid health, life and long-term disability insurance benefits for the same period. In addition, Mr. Gibson is party to a restrictive covenants agreement that,



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

among other things, provides, that, for the two-year period following his termination of employment for any reason, he will not advise customers or clients of New Asia Bank, solicit the employees of New Asia Bank or compete with New Asia Bank in specified counties in Illinois.

     The Agreement and Plan of Merger provides that after the effective time Cathay will indemnify persons who served as directors or officers of New Asia Bancorp prior to the merger against liabilities or costs incurred in connection with threatened or actual s arising out of or pertaining to (i) the fact that such person is or was a director or officer of New Asia Bancorp or any of its predecessors or affiliates or (ii) the Agreement and Plan of Merger or any transaction contemplated by the Agreement and Plan of Merger.

     The Agreement and Plan of Merger also provides that New Asia Bancorp may purchase a "tail policy" covering persons serving as officers and directors of New Asia Bancorp or its subsidiaries immediately prior to the effective time of the merger for a period of up to five years from the effective time of the merger with respect to acts or omissions occurring prior to the effective time of the merger which were committed by such officers and directors in their capacity as such.

                              THE MERGER AGREEMENT

STRUCTURE OF THE MERGER

     New Asia Bancorp will merge with and into Cathay and will cease to exist. Subsequent to the merger of New Asia Bancorp into Cathay, New Asia Bank will merge with and into Cathay Bank, and New Asia Bank will cease to exist. All of the outstanding shares of New Asia Bancorp common stock will be converted into the right to receive, at the election of the New Asia Bancorp stockholders (but subject to proration and adjustment as provided in the Agreement and Plan of Merger), either shares of Cathay common stock with a value of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing), cash in the amount of $32.60 or a combination of shares of Cathay common stock and cash with a value in the aggregate amount of $32.60 (based on the average closing price during the ten consecutive trading days preceding the fifth business day prior to the closing). Whether a stockholder will receive the form of consideration he or she elects will depend on election made by the stockholders.

EFFECTIVE TIME

     An agreement of merger, along with certain officers' certificates and with any necessary or desirable endorsements of state or federal bank regulatory officials or agencies, shall be duly executed and filed with the Secretary of State of the State of Delaware on the closing date by New Asia Bancorp and Cathay Bank. The merger will become effective at such time as the filing of the Agreement and Plan of Merger with the Secretary of State of the State of Delaware becomes effective.

     The closing date will occur only after the satisfaction or waiver of all conditions to the merger set forth in the Agreement and Plan of Merger on the fifth business day after such satisfaction or waiver.

ADDITIONAL AGREEMENTS

     Certain directors, executive officers and stockholders of New Asia Bancorp who own in the aggregate approximately 56% of the outstanding shares of New Asia Bancorp have entered into voting agreements with Cathay and Cathay Bank in the form attached to this proxy statement/prospectus as APPENDIX D.

     Under these agreements, these stockholders have agreed that, at any meeting of New Asia Bancorp's stockholders and on every action or approval by written consent of the stockholders, they will:

     o vote in favor of adoption and approval of the merger, the Agreement and Plan of Merger and the transactions contemplated by the Agreement and Plan of Merger, and any matter that could reasonably be expected to facilitate the merger;

     o vote against approval of any proposal made in opposition to or competition with the consummation of the merger;

     o vote against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than with Cathay, Cathay Bank and their affiliates;

     o    vote against any liquidation or winding-up of New Asia Bancorp; and

     o not, and will not permit any entity under such stockholder's control to, (i) solicit proxies or become a participant in a solicitation with respect to an opposing proposal or otherwise encourage or assist any party taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger, (ii) initiate a stockholder's vote or action by consent of New Asia Bancorp stockholders with respect to an opposing proposal or (iii) become a member of a group with respect to any voting securities of New Asia Bancorp with respect to an opposing proposal. An opposing proposal is defined as (a) any proposal made in opposition to or in competition with consummation of the merger, (b) any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Cathay, Cathay Bank and their affiliates or (c) any liquidation or winding-up of New Asia Bancorp.

These stockholders also have agreed (with some limited exceptions) not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the shares of New Asia Bancorp common stock owned or beneficially held by him or her prior to the earlier to occur of (i) the effective time of the merger, (ii) April 6, 2007 or (iii) the date on which the Agreement and Plan of Merger is terminated (a) by New Asia Bancorp due to a breach by Cathay of the Agreement and Plan of Merger or (b) by Cathay or New Asia Bancorp due to failure of Cathay or New Asia Bancorp to have received certain required regulatory approvals.

     Cathay may in its discretion waive any of its rights under these voting agreements.

CONDITIONS TO THE MERGER

     The obligations of Cathay and New Asia Bancorp to consummate the merger are subject to the satisfaction or waiver on or before the effective time of the merger of, among other things, the following conditions:

     o approval of the Agreement and Plan of Merger by the holders of not less than a majority of the outstanding shares of New Asia Bancorp common stock under applicable law,

     o receipt of all consents and approvals of governmental authorities required to consummate the merger,

     o absence of any judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, and

     o absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental authority prohibiting or making illegal the consummation of the merger.

New Asia Bancorp's obligation to effect the merger is also subject to the following additional conditions:

     o the representations and warranties of Cathay in the Agreement and Plan of Merger must be true and correct in all material respects as of the date of the Agreement and Plan of Merger and (except to the extent those representations and warranties speak as of an earlier date) as of the closing date,

     o Cathay will have performed in all material respects all obligations required to be performed by it under the Agreement and Plan of Merger at or prior to the closing date,

     o all consents and approvals of all persons (other than governmental entities) required for the consummation of the merger shall have been obtained and shall be in full force and effect, unless the failure to obtain such consent or approval would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on New Asia Bancorp or Cathay,

     o no proceeding will have been initiated by a governmental entity seeking an injunction preventing the consummation of the merger or other transaction contemplated by the Agreement and Plan of Merger, and

     o New Asia Bancorp will have received from its legal counsel, Schiff Hardin LLP, an opinion to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Cathay's obligation to effect the merger is also subject to the following additional conditions:

     o New Asia Bancorp's representations and warranties in the Agreement and Plan of Merger must be true and correct in all material respects as of the date of the Agreement and Plan of Merger and (except to the extent those representations and warranties speak as of an earlier date) as of the closing date,

     o New Asia Bancorp will have performed in all material respects all obligations required to be performed by New Asia Bancorp under the Agreement and Plan of Merger at or prior to the closing date,

     o all consents and approvals of all persons (other than governmental entities) required for the consummation of the merger shall have been obtained and shall be in full force and effect, unless the failure to obtain such consent or approval would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on New Asia Bancorp or Cathay,

     o at the closing, the net worth of New Asia Bancorp, which excludes (i) the after-tax effect of any expense related to the Agreement and Plan of Merger and the transactions contemplated thereby, (ii) the after-tax effect of any gain or loss from the sale of assets by New Asia Bancorp in 2005 or 2006 in the ordinary course of business consistent with its past practices and (iii) any change in the "Accumulated Other Comprehensive Income (Loss), Net of Tax" line on New Asia Bancorp's balance sheet after May 31, 2006 (all as set forth in a balance sheet of New Asia Bancorp as of the end of the month preceding the closing date of the merger) shall not be less than $11,235,942,

     o the balance of core deposits with New Asia Bancorp shall not be less than $78,800,000 on non-interest bearing, interest bearing, money-market, savings and certificates of deposit accounts, excluding real estate tax escrow accounts,

     o Cathay will have received from its legal counsel, Wachtell, Lipton, Rosen & Katz, an opinion to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code,

     o no proceeding will have been initiated by a governmental entity seeking an injunction preventing the consummation of the merger or other transaction contemplated by the Agreement and Plan of Merger, and

     o Cathay or Cathay Bank has entered into an employment agreement with Benjamin Wong, Chairman of New Asia Bancorp.

If these and other conditions are not satisfied or waived, the Agreement and Plan of Merger may be terminated. The Agreement and Plan of Merger may also be terminated upon the occurrence of certain other events. See "-- Termination."

NONSOLICITATION

     The Agreement and Plan of Merger provides that New Asia Bancorp (along with its affiliates, directors, officers, employees, agents and representatives) will cease any discussions or negotiations with any other parties regarding any proposal or offer with respect to any transaction involving New Asia Bancorp that would result in any of the following being proposed (any such proposal or offer is hereinafter referred to as an "acquisition proposal"): (i) the direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of New Asia Bancorp; (ii) the direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of New Asia Bancorp;
(iii) a tender offer or exchange offer that if consummated would result in any person beneficially owning a substantial interest in any class of equity securities of New Asia Bancorp; or (iv) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving New Asia Bancorp, other than the transactions contemplated by the Agreement and Plan of Merger.

     In addition, New Asia Bancorp agreed not to (nor to permit its employees or any investment banker, financial advisor, attorney, accountant or other representative retained by New Asia Bancorp to): (i) solicit, initiate or encourage (including by way of furnishing information or assistance), take any other action designed to facilitate, or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal; (ii) enter into any agreement with respect to an acquisition proposal; (iii) participate in any discussions or negotiations regarding any acquisition proposal; or (iv) make or authorize any statement or recommendation in support of any acquisition proposal.

     However, provided that if (A) prior to the 20th day after the date of the distribution of this proxy statement/prospectus and (B) New Asia Bancorp's board of directors determines in good faith, after consultation with its outside legal and financial advisors, that failure to do so would reasonably be expected to breach the fiduciary duties of the board of directors under applicable law, New Asia Bancorp may, in response to a bona fide written acquisition proposal not solicited in violation of the Agreement and Plan of Merger that the board believes in



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

good faith constitutes a "superior proposal," and after supplying forty-eight (48) hours' prior written notice to Cathay of such superior proposal:

     o furnish information with respect to New Asia Bancorp to any person making such a superior proposal pursuant to a customary confidentiality agreement, and

     o participate in discussions or negotiations regarding such superior proposal.

A "superior proposal" is a bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, 100% of the combined voting power of the shares of capital stock of New Asia Bancorp then outstanding or all or substantially all of the assets of New Asia Bancorp and otherwise (i) on terms and conditions that the board of directors of New Asia Bancorp determines in its good-faith judgment, following consultation with Hovde, to be more favorable from a financial point of view to New Asia Bancorp's stockholders than the merger; (ii) that constitutes a transaction that, in New Asia Bancorp board of directors' good-faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal; and (iii) for which financing, to the extent required, is then committed or which, in the good-faith judgment of the board of directors of New Asia Bancorp, is highly likely to be obtained by such third party.

TERMINATION

     The Agreement and Plan of Merger may be terminated prior to the effective time of the merger:

     o    by mutual consent of Cathay and New Asia Bancorp;

     o by either Cathay or New Asia Bancorp in the event (i) the approval of any governmental authority required for consummation of the merger is denied or an application for governmental approval is withdrawn at the request of such governmental entity, unless within 30 days after such denial or withdrawal a petition for rehearing or an amended application is filed; or (ii) any governmental entity has issued a final non-appealable order enjoining or otherwise prohibiting the merger; provided that no party shall have the right to terminate the Agreement and Plan of Merger if such governmental entity's action is attributable to the party seeking to terminate the Agreement and Plan of Merger;

     o by either Cathay or New Asia Bancorp if the merger is not consummated on or before April 6, 2007 (unless the failure to close by such date is due to the failure of the party seeking to terminate the Agreement and Plan of Merger to perform or observe the covenants and agreements of such party set forth in the Agreement and Plan of Merger);

     o by either Cathay or New Asia Bancorp or (provided that the terminating party is not then in material breach of the provisions of the Agreement and Plan of Merger) if there has been a material breach of any of the representations or warranties contained in the Agreement and Plan of Merger by the other party, which breach (i) is not cured within 30 days following written notice to the party committing such breach or (ii) by its nature, cannot be cured prior to the closing of the merger; provided, however, that neither party will have the right to terminate the Agreement and Plan of Merger unless the breach (individually or combined with all other breaches) would constitute the failure to satisfy the related condition precedent to that party's obligation to close the merger;

     o by either Cathay or New Asia Bancorp (provided that the terminating party is not then in material breach of the provisions of the Agreement and Plan of Merger) if there has been a material breach of any of the covenants or agreements contained in the Agreement and Plan of Merger by the other party, which breach (i) is not cured within 30 days following written notice to the party committing such breach or
          (ii) by its nature cannot be cured prior to the closing of the merger;

     o by New Asia Bancorp prior to the 25th calendar day following the date this proxy statement/prospectus is distributed to stockholders in the event that the board of directors of New Asia Bancorp determines in good faith, after consultation with outside counsel, that in light of a superior proposal it is necessary to terminate the Agreement and Plan of Merger in order to comply with its fiduciary duties to New Asia Bancorp and its stockholders under applicable law; provided, however, that the board of directors of New Asia Bancorp must concurrently enter into a definitive acquisition agreement or other similar agreement related to a superior proposal; and provided further, however, that the Agreement and Plan of Merger may be



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

          terminated pursuant to this provision only after the fifth day following Cathay's receipt of written notice advising Cathay that the board of directors of New Asia Bancorp is prepared to accept a superior proposal, and during such five-day period, if Cathay has elected to do so, New Asia Bancorp shall have negotiated in good faith with Cathay regarding adjustments in terms that would allow the parties to proceed with this transaction; and

     o by Cathay if New Asia Bancorp does not obtain stockholder approval at the special stockholders' meeting.

TERMINATION FEE

     If New Asia Bancorp terminates the Agreement and Plan of Merger to concurrently enter into a definitive agreement or other similar agreement related to a superior proposal, or Cathay terminates the Agreement and Plan of Merger for a willful material breach by New Asia Bancorp (and Cathay is not itself in material breach of the Agreement and Plan of Merger), New Asia Bancorp shall pay to Cathay a termination fee equal to $1,650,000 by wire transfer of same-day immediately available funds on the date of such termination.

REPRESENTATIONS AND WARRANTIES

     The Agreement and Plan of Merger contains customary mutual representations and warranties by each party relating to, among other things: (1) due organization and good standing; (2) capitalization; (3) financial statements;
(4) corporate authority; (5) legal proceedings; (6) compliance with applicable laws; (7) broker's fees; (8) absence of certain changes; (9) regulatory reports;
(10) disclosure controls and procedures; (11) qualification as reorganization;
(12) third-party approvals; and (13) taxes.

     In addition, New Asia Bancorp makes representations and warranties relating to, among other things: (1) employee benefit plans; (2) corporate records; (3) derivatives; (4) certain contracts; (5) loans and deposits; (6) property; (7) labor matters; and (8) insurance.

     The representations and warranties of the parties terminate as of the effective time of the merger.

COVENANTS; CONDUCT OF BUSINESS PRIOR TO EFFECTIVE TIME

     The Agreement and Plan of Merger provides that, during the period from July 6, 2006 until the effective time of the merger, New Asia Bancorp will, among other things:

     o conduct business in the ordinary course consistent with past practice, and

     o use reasonable efforts to (i) preserve intact the business organization, (ii) keep available the present services of the current officers and employees, (iii) preserve the goodwill of customers and others with whom business relationships exist and (iv) maintain the deposits of New Asia Bancorp and its subsidiaries.

In addition, except as expressly contemplated by the Agreement and Plan of Merger or specified in a schedule to the Agreement and Plan of Merger, without the consent of Cathay, New Asia Bancorp will not (including authorization, commitment or agreement to do), among other things:

     DIVIDENDS AND STOCK

     o declare or pay any dividends on, or make other distributions in respect of, any shares of their capital stock other than, at the request of Cathay, cause New Asia Bank to declare a special dividend in an amount equal to the lesser of (I) the maximum permitted by applicable law or (II) the amount that together with cash on hand at New Asia Bancorp will be sufficient to discharge all indebtedness outstanding under the Credit Facility Agreement, dated September 27, 2005, between JPMorgan Chase Bank, N.A. and New Asia Bancorp, and to pay any related fees and expenses in connection therewith or in connection with the Agreement and Plan of Merger and the transactions contemplated by the Agreement and Plan of Merger.

     o repurchase, redeem or otherwise acquire any of shares of capital stock of New Asia Bancorp, or any securities convertible into or exercisable for, any shares of capital stock of New Asia Bancorp;

     CAPITAL STOCK

     o issue, deliver, sell, pledge or otherwise encumber or subject to any lien or authorize or propose issuance, delivery, sale, pledge or encumbrance of or the imposition of any lien on, any shares of capital stock of New Asia Bancorp or any securities convertible into or exercisable for, or any rights, warrants, shares of capital stock or options to acquire, any shares of capital stock of New Asia Bancorp, or enter into any agreement with respect to any of the foregoing,

     o repurchase, redeem or otherwise acquire any shares of capital stock of New Asia Bancorp in any securities convertible into or exercisable for any shares of capital stock of New Asia Bancorp,

     o split, combine or reclassify any shares of capital stock of New Asia Bancorp or issue or authorize or propose the issuance of any other securities in response of, in lieu of or in substitution for shares of capital stock of New Asia Bancorp;

     EMPLOYEES; HIRING; BENEFITS PLANS

     o adopt, amend, renew or terminate any employment-related agreements or arrangements with any current or former director, officer or employee or increase the compensation or fringe benefits,

     o increase compensation or fringe benefits to employees, except in the ordinary course of business consistent with past practice, provided that no increase shall result in an annual adjustment of more than 5% or $5,000, or

     o make any equity or equity-based grants or allocations under any plan (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

     ACQUISITIONS; CAPITAL EXPENDITURES

     o acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, including without limitation any loan portfolios or pools, which would be material, individually or in the aggregate, to New Asia Bancorp (other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice), or

     o make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in amounts not exceeding $50,000 individually or $300,000 in the aggregate;

     GOVERNING DOCUMENTS

     o amend its organization certificate, bylaws or other similar governing documents;

     ACCOUNTING METHODS; BANKING OPERATIONS; DERIVATIVE TRANSACTIONS

     o implement or adopt any change in accounting methods (other than as required by applicable regulations or generally accepted accounting principles),

     o    enter into any new line of business,

     o    open, close, sell or acquire any branches, or

     o file any application to establish, relocate or terminate the operations of any banking office;

     CONTRACTS

     o create, renew, amend or terminate, fail to perform any material obligations under, waive the renewal or release any material rights under or give notice of proposed renewal, amendment, waiver, release or termination of any material contract, agreement or lease (other than the renewal in the ordinary course of business of any lease the term of which expires prior to the closing date);

     CLAIMS

     o pay, discharge, settle, compromise or satisfy any claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice, or contemplated by its most recent consolidated financial statements (or the notes thereto), or incurred since December 31, 2005 in the ordinary course of business consistent with past practice, other than causing New Asia Bank to, at the request of Cathay, repay all indebtedness outstanding from the Chicago Federal Home Loan Bank;

     INDEBTEDNESS

     o incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or pledge or otherwise encumber or dispose of any assets of New Asia Bancorp (except in the ordinary course of business consistent with past practice); provided, however, that in no event shall any such indebtedness or obligations (excluding deposits) be for a period exceeding six (6) months;

     INVESTMENT SECURITIES

     o enter into any transaction outside the ordinary course of business consistent with past practice including:

          o the purchase of certificates of deposit from brokers or other third parties;

          o the offering or payment of rates of interest on deposit accounts materially different from the bank's past practices or current market rates,

          o    the entry into any new material contracts, and

          o the purchase or sale of investment securities unless such transaction (i) is prudent, necessary, consistent with New Asia Bancorp's written investment policies and its 2005 budget, duly approved by senior management of New Asia Bancorp, and, if involving a purchase, is limited to investment-grade securities;
               (ii) does not cause the weighted average duration of New Asia Bancorp's investment securities portfolio to exceed that portfolio's weighted average duration as of May 31, 2006; and
               (iii) will not cause the balance of New Asia Bancorp's investment securities portfolio to exceed its May 31, 2006 forecast for the month of the closing;

     LOANS

     o purchase, acquire, sell, license, lease, encumber, assign or otherwise dispose of any loans, loan pools, loan portfolios, participation or other interests in loans other than in the ordinary course of business consistent with past practice,

     o purchase, acquire, sell, license, lease, encumber, assign or otherwise dispose of any of New Asia Bancorp's or New Asia Bank's material assets, properties or other material rights or agreements other than in the ordinary course of business consistent with past practice, and

     o except pursuant to written agreements previously in effect, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any of their affiliates or associates other than compensation in the ordinary course of business consistent with past practice;

     TAXES

     o make, change or revoke certain material tax elections, file any amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or take certain other tax related actions;

     CONFIDENTIAL INFORMATION

     o disclose confidential information of New Asia Bancorp or its subsidiaries to a third party without requiring such third party to be bound by customary confidentiality obligations, except as required by law or permitted by the Agreement and Plan of Merger;

     ADVERSE ACTIONS

     o take any action or fail to take any action that is intended or is reasonably likely to result in

          o    any of the conditions to the merger not being satisfied, or

          o the merger not being classified as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.



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


CATHAY COVENANTS RELATING TO EMPLOYEE MATTERS

     Under the Agreement and Plan of Merger, Cathay agreed that, for two years following the completion of the merger, Cathay will not reduce the salary, base hourly wage rate or bonus opportunity of any employee of New Asia Bancorp or New Asia Bank who is not terminated below the rate in effect immediately prior to the closing of the merger. In addition, the Agreement and Plan of Merger provides that employees of New Asia Bancorp and New Asia Bank will become eligible to participate in Cathay's employee benefit plans on the same terms and conditions that apply to Cathay's similarly situated employees. Cathay also agreed that it would:

     o waive all pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions under certain benefit plans for such employees to the extent such employees would not have been subject to such requirements or provisions under New Asia Bancorp's or New Asia Bank's plans;

     o cause its insurers to apply toward any deductible requirements and out-of-pocket maximum limits under its benefit plans any similar amounts paid (or accrued) by each employee under New Asia Bancorp's or New Asia Bank's plans during the current plan year or, if that is not possible, continue to maintain New Asia Bancorp's or New Asia Bank's plans and provide these benefits for the remainder of such plans' current plan year;

     o recognize, for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under its plans, the service of any New Asia Bancorp or New Asia Bank employee prior to the closing of the merger; and

     o be responsible for satisfying certain obligations under ERISA Sections 601 ET SEQ. and Section 4980B of the Internal Revenue Code of 1986 to provide continuation coverage to any employee with respect to any qualifying event which occurs on or after the closing of the merger.

     Cathay also agreed that, if Cathay terminates the employment of any individual employed by New Asia Bancorp or New Asia Bank (other than certain executive officers) for any reason other than for cause within one year following the closing of the merger, Cathay would provide such individual with the severance pay as described in Cathay's severance policy in effect on the closing.

     The Agreement and Plan of Merger provides that Cathay shall indemnify and hold harmless, as and to the fullest extent permitted by law, each of New Asia Bancorp's or New Asia Bank's directors and officers against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses to the fullest extent permitted by law), judgments, fines and amounts paid in settlement.

ADDITIONAL COVENANTS

     The Agreement and Plan of Merger provides that both New Asia Bancorp and Cathay will report in their respective federal income tax returns for the taxable period, including the closing date of the merger, that the merger qualified as a reorganization under Section 368(a) of the Code, and will properly file with their federal income tax returns all information required by Treasury Regulations Section 1.368-3. Both New Asia Bancorp and Cathay agree that, unless required by law, neither will take any tax reporting position inconsistent with the characterization of the merger as a reorganization under
Section 368(a) of the Code.

     In addition, the parties agree that neither New Asia Bancorp nor Cathay will take any action that would cause the transactions contemplated by the Agreement and Plan of Merger not to be in compliance with any takeover provisions or to be subject to requirements imposed by any takeover laws, and each of them will take all necessary steps within its control to make the transactions comply with (or continue to comply with) or be exempt from (or ensure the continued exemption of) any applicable takeover laws.

AMENDMENT AND WAIVER

     Subject to applicable law: (1) the parties to the Agreement and Plan of Merger may amend the agreement, provided that no amendment that reduces the amount or changes the form of the merger consideration may be made after any approval of the agreement by the stockholders of New Asia Bancorp; and (2) the parties, by action of their respective boards of directors, may, at any time prior to the effective time, extend the performance of any obligation or action required by the Agreement and Plan of Merger, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the Agreement and Plan of Merger.

                              CATHAY CAPITAL STOCK

     Cathay's authorized capital stock consists of: (a) 100,000,000 shares of common stock, par value $0.01 per share, of which 51,512,705 shares were issued and outstanding as of June 30, 2006; and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 shares are designated as Series A Junior Participating Preferred, but none of which shares of preferred stock are issued and outstanding. Please note that, as described in the subsection titled, "Cathay Has Various Anti-Takeover Measures That Could Impede a Takeover of Cathay" in the Risk Factors Section above, the Cathay board of directors declared a dividend distribution of one share purchase right for each share of common stock to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, which will become exercisable on the tenth day after occurrence of certain events, such as a tender or exchange offer. The Cathay board of directors is authorized, without further stockholder action, to issue other shares of preferred stock with such designations, preferences and rights as the Cathay board of directors may determine.

     Cathay common stock is listed for trading on The NASDAQ Stock Market under the symbol "CATY."

     Cathay's stockholders do not have preemptive rights to subscribe to any additional securities that may be issued by Cathay. Each share of Cathay common stock has the same relative rights and is identical in all respects to every other share of Cathay common stock. If Cathay is liquidated, the holders of Cathay common stock are entitled to share, on a pro rata basis, Cathay's remaining assets after provision for liabilities and following the payment of the full amount of liquidation preference to the holders of any outstanding shares of Series A Participating Preferred.

     For additional information concerning Cathay's capital stock, see "Comparison of Cathay Common Stock with New Asia Bancorp Common Stock."

ANTI-TAKEOVER PROVISIONS IN CATHAY'S CERTIFICATE OF INCORPORATION AND BYLAWS

     Cathay's Restated Certificate of Incorporation and Restated Bylaws contain certain provisions that deal with matters of corporate governance and certain rights of stockholders which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual stockholders may deem to be in their best interest, or in which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

     The following description of certain of the provisions of Cathay's Restated Certificate of Incorporation and Restated Bylaws is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Cathay's previous filings with the Securities and Exchange Commission. See "Where You Can Find More Information about Cathay" to learn how to obtain a copy of these documents.

     Cathay has various anti-takeover measures in place. For example, as described below, Cathay has put in place the Rights Agreement and has included in its Restated Certificate of Incorporation related provisions that may give certain holders of Series A Junior Participating Preferred special rights in case of a consolidation, merger, combination or other similar transaction.

     On November 16, 2000, Cathay's board of directors adopted a Rights Agreement between Cathay and American Stock Transfer & Trust Co., as Rights Agent, and declared a dividend of one preferred share purchase right for each outstanding share of Cathay common stock. The dividend was payable on January 19, 2001, to stockholders of record at the close of business on the record date, December 20, 2000. Each preferred share purchase right entitles the registered holder to purchase from Cathay one one-thousandth of a share of the Cathay Series A Junior Participating Preferred Stock at a price of $200, subject to adjustment. In general, the rights become exercisable if, after December 20, 2000, a person or group acquires 15% or more of Cathay's common stock or announces a tender offer for 15% or more of the common stock. The Cathay board of directors is entitled to redeem the rights at one cent per right at any time before any such person acquires 15% or more of the outstanding common stock. The rights will expire in ten years. The Rights Agreement is a successor to the Bancorp's prior rights agreement, which expired at the close of business on December 20, 2000.

     In addition, Cathay's Restated Certificate of Incorporation has other provisions that could make more difficult the acquisition of Cathay by means of a tender offer, a proxy contest, merger or otherwise. These provisions include:
(i) the "staggered board," whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any "Business Combination" (as defined in the Restated Certificate of Incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then-outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied. See "Comparison of Cathay Common Stock and New Asia Bancorp Common Stock."

     DIRECTORS. Certain provisions of Cathay's Restated Certificate of Incorporation and Restated Bylaws will impede changes in majority control of the board of directors. Cathay's Restated Certificate of Incorporation and/or Restated Bylaws provide that:

     o Cathay's board is divided into three classes so that approximately one-third of the total number of directors are elected each year. This "classified" board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time-consuming for a stockholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors;

     o any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office;

     o a director, in general, may be removed from office at any time only for cause and only by the affirmative vote of eighty (80%) percent of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class; and

     o    a procedure for the nomination of directors.

     DELAWARE ANTI-TAKEOVER STATUTE. Cathay is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless:

     o before that date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and employee stock plans; or

     o on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation's voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

PURPOSE AND TAKEOVER DEFENSIVE EFFECTS OF CATHAY'S RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS

     Cathay's board believes that the provisions contained in Cathay's Restated Certificate of Incorporation and Restated Bylaws described above are prudent and will reduce Cathay's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Cathay and its stockholders. In the judgment of the board of directors, Cathay's board will be in the best position to determine the true value of Cathay and to negotiate more effectively for terms that will be in the best interest of its stockholders. Accordingly, the board of directors believes that it is in the best interest of Cathay and its stockholders to encourage a potential acquiror to negotiate directly with the board of directors, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Cathay and otherwise in the best interest of all stockholders.

     An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining stockholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Cathay's remaining stockholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became fewer than 300, thereby allowing for Exchange Act deregistration.

     Despite the belief of Cathay as to the benefits to stockholders of these provisions of Cathay's Restated Certificate of Incorporation and Restated Bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Cathay's board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Cathay's board of directors and management more difficult. The board of directors of Cathay, however, has concluded that the potential benefits outweigh the possible disadvantages.


     COMPARISON OF CATHAY COMMON STOCK WITH NEW ASIA BANCORP COMMON STOCK

     As a result of the merger, the holders of New Asia Bancorp common stock may become stockholders of Cathay. As a holder of Cathay common stock, you will have similar (but not identical) rights to those that you currently have with your shares of New Asia Bancorp common stock.

     The discussion below is a summary of various rights of stockholders and is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the certificate of incorporation of Cathay and the charter of New Asia Bancorp as well as the provisions of Delaware and federal law.

AUTHORIZED CAPITAL STOCK

     Cathay's authorized capital stock consists of: (a) 100,000,000 shares of common stock, par value $0.01 per share and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 shares are designated as Series A Junior Participating Preferred. The Cathay board of directors is authorized, without further stockholder action, to issue other shares of preferred stock with such designations, preferences and rights as the Cathay board of directors may determine.

     New Asia Bancorp's authorized capital stock consists of 1,000,000 shares of common stock, par value $0.25 per share.

ISSUANCE OF COMMON STOCK

     As of June 30, 2006, there were 51,512,705 shares of Cathay common stock issued and outstanding, and 4,942,805 shares of Cathay common stock reserved for issuance under Cathay's employee and director stock option plans. There are no shares of Cathay preferred stock that are issued and outstanding.

     As of June 30, 2006, there were 719,762 shares of New Asia Bancorp common stock issued and outstanding.

LIQUIDATION RIGHTS

     In the event that Cathay is liquidated, the holders of Cathay common stock are entitled to share, on a pro rata basis, Cathay's remaining assets after provision for liabilities and following the payment of the full amount of liquidation preference to the holders of any outstanding shares of Series A Junior Participating Preferred. The Cathay board of directors is authorized to determine the liquidation rights of any other preferred stock that may be issued.

     In the event that New Asia Bancorp is liquidated, the holders of New Asia Bancorp common stock are entitled to share, on a pro rata basis, New Asia Bancorp's remaining assets after provision for liabilities.

PREEMPTIVE RIGHTS

     Cathay's stockholders do not have preemptive rights to subscribe to any additional securities that may be issued by Cathay.

     New Asia Bancorp's stockholders do not have preemptive rights to subscribe to any additional securities that may be issued by New Asia Bancorp.

VOTING RIGHTS

     All voting rights are currently vested in the holders of Cathay common stock with each share being entitled to one vote. Cathay's stockholders do not have cumulative voting rights for the election of directors.

     All voting rights are currently vested in the holders of New Asia Bancorp common stock with each share being entitled to one vote. New Asia Bancorp's stockholders do not have cumulative voting rights for the election of directors.

STOCKHOLDER ACTION WITHOUT A MEETING

     Subject to the rights of the holders of any class or series of preferred stock of Cathay, any action required or permitted to be taken by the stockholders of Cathay must be effected at an annual or special meeting of stockholders of Cathay and may not be effected by any consent in writing by such stockholders.

     Any action required or permitted to be taken by the stockholders of New Asia Bancorp must be effected at an annual or special meeting of the stockholders of New Asia Bancorp; provided, however, that any action required or permitted to be taken at any annual or special meeting may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares are entitled to vote on such action were present and voted.

STOCKHOLDER VOTE ON BUSINESS COMBINATIONS

     Cathay's Restated Certificate of Incorporation provides that certain transactions with an "interested stockholder" or its affiliates or associates be approved by 80% or more of the voting power of the then-outstanding shares of stock of Cathay entitled to vote in the election of directors (the "voting stock"), voting together as a single class. Such supermajority approval is not required if the transaction in question is (i) approved by a majority of disinterested directors of Cathay and (ii) (if the transaction involves any cash or other consideration to the stockholders of Cathay solely in their capacity as stockholders of Cathay) certain price and procedural requirements are satisfied. An "interested stockholder" is defined as (a) a person who is, or has publicly disclosed a plan or intention to become, a beneficial owner of more than 10% of the voting power of the voting stock or (b) an affiliate or associate of Cathay as defined under the Securities Exchange Act of 1934, who at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% of more of the voting power of the then-outstanding voting stock. The affirmative vote of at least 80% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, is required to alter, amend or repeal this provision of Cathay's Restated Certificate of Incorporation.

     The Delaware General Corporation Law provides that, unless otherwise provided in the Certificate of Incorporation or the Bylaws, a merger that has been properly submitted to the stockholders of a corporation by the board of directors of such corporation shall be approved by the stockholders of the corporation upon a vote of a majority of the outstanding stock of the corporation entitled to vote on such merger. Neither the Certificate of Incorporation nor the Bylaws of New Asia Bancorp requires more than a majority vote of the stockholders of New Asia Bancorp in order to approve a merger.

SPECIAL MEETINGS OF STOCKHOLDERS

     Special meetings of Cathay stockholders, unless otherwise prescribed by statute, may only be called, at any time, by the Chairman of the Board, the President or by a majority of the members of the board of directors.

     Special meetings of New Asia Bancorp stockholders, unless otherwise prescribed by statute, may only be called, at any time, by the Chairman of the Board, the Chief Executive Officer, the President, by a majority of the outstanding common shares or pursuant to a resolution approved by a majority of the board of directors plus one additional director.

DIVIDENDS

     The payment of dividends by any bank or bank holding company is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

     Dividends may be paid on Cathay common stock when, as and if declared by the Cathay board of directors out of funds legally available for the payment of dividends. In addition, the Cathay board of directors may issue other preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Cathay to pay dividends depends on its ability to receive dividends or other distributions from its subsidiaries. The limitations and restrictions imposed by statute or regulation may limit the amount of dividends Cathay's subsidiaries, and Cathay, can pay. Historically, Cathay has declared and paid dividends on a quarterly basis since January 1991.

     Dividends may be paid on New Asia Bancorp's common stock when, as and if declared by the New Asia Bancorp board of directors out of funds legally available for the payment of dividends. The ability of New Asia Bancorp to pay dividends depends on its ability to receive dividends or other distributions from its subsidiary, New Asia Bank. The limitations and restrictions imposed by statute or regulation may limit the amount of dividends New Asia Bancorp's subsidiary, and New Asia Bancorp, can pay. See the discussion of New Asia Bancorp's historical dividends set forth in "Selected Historical and Comparative Per-Share Data -- Comparative Stock Price and Dividend Information."

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The Delaware General Corporation Law authorizes a corporation's board of directors to make various changes of an administrative nature to its certificate of incorporation, including increasing the number of outstanding shares in proportion to a stock split or stock divided in the corporation's own shares. Other amendments to a corporation's certificate of incorporation must be recommended to the stockholders by the board of directors, unless the board determines that, because of a conflict of interest or other special circumstances, it should make no recommendation and must be approved by a majority of all votes entitled to be cast by each class of stockholders that has a right to vote on the amendment.

     Cathay's Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Cathay entitled to vote generally in the election of directors shall be required to alter, amend or repeal certain provisions in such certificate of incorporation, such as those regarding action by written consent, amendment of bylaws, election of directors or business combinations with interested stockholders. The Cathay board of directors may, by a majority vote of the directors, amend Cathay's Restated Bylaws (however, if there is an interested stockholder at the time, the amendment requires the approval of a majority of the disinterested directors). The stockholders of Cathay also have power to amend Cathay's Restated Bylaws by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of Cathay entitled to vote generally in the election of directors.

     New Asia Bancorp's Certificate of Incorporation provides that New Asia Bancorp reserves the right to amend, alter, change or repeal any provision contained in the Certificate of Incorporation in the manner prescribed by law. The New Asia Bancorp board of directors may, by a majority vote of the directors, amend, alter or repeal the Bylaws.

BOARD OF DIRECTORS

     Cathay's Restated Certificate of Incorporation provides the board must be staggered, divided into three classes, as nearly equal in number as reasonably possible. Cathay's board currently consists of eleven (11) members, each of whom has a staggered three-year term.

     New Asia Bancorp's Certificate of Incorporation provides that the number of directors of New Asia Bancorp shall be fixed from time to time by resolution of either the stockholders or the board of directors. New Asia Bancorp's Bylaws provide that the number of directors constituting the whole board shall consist of one or more directors. New Asia Bancorp's Bylaws provide further that, at each annual meeting of the stockholders, the stockholders shall elect directors, each of whom shall hold office until the next annual meeting of the stockholders and the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. New Asia Bancorp's board currently consists of twelve members.

NOMINATION TO THE BOARD OF DIRECTORS

     Only persons who are nominated in accordance with the procedures set forth in the Cathay Restated Bylaws shall be eligible for election as directors. Nominations of persons for election to the board of directors of Cathay may be made at the direction of the board of directors or by the Nominating Committee thereof or, to the extent authorized by applicable law, by any stockholder of Cathay who is a stockholder of record at the time of notice provided for in the Cathay Restated Bylaws, who is entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in the Bylaws and with applicable law.

     Only persons who are nominated in accordance with the procedures set forth in the New Asia Bancorp Bylaws shall be eligible for election as directors. Nominations of persons for election to the board of directors of New Asia Bancorp may be made at the direction of the board of directors or, to the extent authorized by applicable law, by any stockholder of New Asia Bancorp who is a stockholder of record at the time of notice provided for in the New Asia Bancorp Bylaws, who is entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in the Bylaws and with applicable law.

DISSENTERS' RIGHTS

     Under Delaware Law, appraisal rights are generally available for shares of any class or series of a corporation in a merger or consolidation; provided that, except in certain circumstances, no such rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transaction, were either (1) listed on a national securities exchange or (2) held of record by more than 2,000 shareholders; and further provided that no rights are available to stockholders of the surviving corporation if the merger does not require their approval.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

     Under the Delaware General Corporation Law, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and, in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation's certificate of incorporation, Delaware Law requires indemnification if the director or officer is wholly successful on the merits of the action. Cathay's Restated Certificate of Incorporation and Restated Bylaws provide that Cathay shall indemnify its directors, officers, employees and its agents to the fullest extent authorized by law.

     New Asia Bancorp's Certificate of Incorporation provides that New Asia Bancorp shall indemnify its directors to the fullest extent authorized by law, and New Asia Bancorp's Bylaws provide that New Asia Bancorp shall indemnify its directors, officers, employees and its agents to the fullest extent authorized by law.

                   INFORMATION ABOUT CATHAY AND CATHAY BANK

GENERAL

     Cathay General Bancorp is a Delaware corporation and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As a bank holding company, Cathay is allowed to acquire or invest in the securities of companies that are engaged in banking or in activities closely related to banking as authorized by the Board of Governors of the Federal Reserve System.

     As of June 30, 2006, Cathay had total assets of approximately $7.46 billion, total net loans held in portfolio of approximately $5.32 billion, total deposits of approximately $5.25 billion and approximately $862 million in stockholders' equity. Cathay common stock trades on The NASDAQ Stock Market under the symbol "CATY."

CATHAY BANK

     Cathay's principal asset and its wholly owned subsidiary, Cathay Bank, is a state-chartered commercial bank, which is among the leading banks in the United States serving the ethnic Chinese community.

     Founded in 1962, Cathay Bank offers a wide range of financial services. Cathay Bank currently operates thirty branches in California, nine branches in New York State, one in Massachusetts, one in Houston, Texas, two in

Washington State and representative offices in Taipei, Hong Kong and Shanghai. Cathay Bank's website is found at http://www.cathaybank.com.

ADDITIONAL INFORMATION CONCERNING CATHAY AND CATHAY BANK

     Information concerning:

     o    directors and executive officers,

     o    executive compensation,

     o    principal stockholders,

     o    certain relationships and related transactions, and

     o    other related matters concerning Cathay and Cathay Bank

is included or incorporated by reference in Cathay's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2006. Additionally, Cathay's financial statements and information, as well as management's discussion and analysis thereof, are included in Cathay's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2006. These reports are incorporated by reference into this proxy statement/prospectus. If you want to obtain copies of these documents or other information concerning Cathay, please see "Where You Can Find More Information about Cathay."

                       INFORMATION ABOUT NEW ASIA BANCORP

GENERAL

     New Asia Bancorp is a Delaware corporation and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As a bank holding company, New Asia Bancorp is allowed to acquire or invest in the securities of companies that are engaged in banking or in activities closely related to banking as authorized by the Board of Governors of the Federal Reserve System.

     As of June 30, 2006, New Asia Bancorp had total assets of approximately $139 million, total loans of approximately $112 million, total deposits of approximately $115 million and total shareholders' equity of approximately $11.4 million. New Asia Bancorp Stock is privately held and not quoted on a stock exchange or market, and no broker makes a market in the stock.

NEW ASIA BANK

     New Asia Bancorp's principal asset and its wholly owned subsidiary, New Asia Bank, is a state-chartered bank and a member of the Federal Reserve System.

     Founded in 1987, New Asia Bank offers a wide range of financial services targeted at the needs of Asian residents and businesses in the Chicago area. New Asia Bank currently operates three full-service offices in the Chicago area.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT CATHAY

     Cathay files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Cathay files at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Cathay's SEC filings are also available to the public on the SEC Internet site (HTTP://WWW.SEC.GOV).

     Cathay has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act relating to the shares of Cathay common stock to be issued in connection with the merger. This proxy statement/prospectus also constitutes the prospectus of Cathay filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the Securities and Exchange Commission at the address set forth above.

     The SEC allows Cathay to "incorporate by reference" information into this proxy statement/prospectus, which means that Cathay can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus.

     This proxy statement/prospectus incorporates by reference the documents set forth below that Cathay has previously filed with the Commission. These documents contain important information about Cathay and its financial condition.

CATHAY SECURITIES AND EXCHANGE COMMISSION FILINGS (SEC
FILE NUMBER 001-31830):                                                    PERIOD OR DATE FILED
----------------------------------------------------------     ------------------------------------------------

Annual Report on Form 10-K..............................       Year ended December 31, 2005

Quarterly Reports on Form 10-Q..........................       Quarters ended March 31, 2006 and June 30, 2006

Current Reports on Form 8-K and 8-K/A...................       Filed on May 12, 2005, May 17, 2005, September 6,
                                                               2005, September 15, 2005, October 24,
                                                               2005, October 25, 2005, November 10,
                                                               2005, November 30, 2005, December 14,
                                                               2005, December 16, 2005, December 19,
                                                               2005, January 10, 2006, January 30, 2006,
                                                               February 22, 2006, March 31, 2006, April 12, 2006,
                                                               May 11, 2006, May 16, 2006 and July 7, 2006
                                                               (other than the portions of those documents not
                                                               deemed to be filed)

Proxy Statement.........................................       Filed on March 20, 2006

Description of Cathay common stock contained in the
Registration Statement on Form S-3......................       Filed on April 26, 2006


     Cathay incorporates by reference any additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the New Asia Bancorp special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     You can obtain the documents that are incorporated by reference through Cathay or the SEC. You can also obtain these documents from the SEC, as described above. These documents are also available from Cathay without charge, excluding exhibits unless Cathay has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Cathay at 777 North Broadway, Los Angeles, California 90012, (213) 625-4700, ATTN: Investor Relations. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC; the address of such site is HTTP://WWW.SEC.GOV. Such reports, proxy and information can also be found at Cathay's own website, HTTP://WWW.CATHAYBANK.COM. If you request any incorporated documents from Cathay, Cathay will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

     If you would like to request documents, please do so by September 11, 2006 to receive them before the meeting.

     Cathay has supplied all information contained in this proxy statement/prospectus relating to Cathay and Cathay Bank, and New Asia Bancorp has supplied all such information relating to New Asia Bancorp and New Asia Bank.

     In deciding how to vote, you should rely only on the information contained in this proxy statement/prospectus or incorporated herein by reference. Neither Cathay nor New Asia Bancorp has authorized any person to provide you with any information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated August 11, 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing to you of this proxy statement/prospectus nor the issuance to you of shares of Cathay common stock will create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

                                  LEGAL MATTERS

     Certain legal matters with respect to Cathay, including the validity of the shares of Cathay common stock to be issued in connection with the merger, will be passed upon for Cathay by Wachtell, Lipton, Rosen & Katz. Wachtell, Lipton, Rosen & Katz and Schiff Hardin have passed upon, among other things, certain federal income tax consequences of the merger, and the receipt by Cathay and New Asia Bancorp, respectively, of their respective opinions as to such federal income tax consequences of the merger is a condition to the closing of the merger.

                                     EXPERTS

     The consolidated financial statements of Cathay as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 OTHER BUSINESS

     The only business to be conducted at the special meeting will be the approval of the Agreement and Plan of Merger. No other business may be presented.

                                                                     APPENDIX A










-------------------------------------------------------------------------------
                          AGREEMENT AND PLAN OF MERGER

                                      AMONG

                             CATHAY GENERAL BANCORP

                                       AND

                             NEW ASIA BANCORP, INC.

                            DATED AS OF JULY 6, 2006
-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            PAGE


ARTICLE I    THE MERGER......................................................A-1
      1.1         Definitions................................................A-1
      1.2         The Merger.................................................A-2
      1.3         Closing; Effective Time....................................A-2
      1.4         Effects of the Merger......................................A-2
      1.5         Conversion of Company Capital Stock........................A-2
      1.6         Cathay Capital Stock.......................................A-4
      1.7         Articles of Incorporation..................................A-4
      1.8         Bylaws.....................................................A-4
      1.9         Directors and Officers.....................................A-4

ARTICLE II   Delivery of Merger Consideration................................A-4
      2.1         Surrender of Company Capital Stock.........................A-4
      2.2         Election and Allocation Procedures.........................A-6
      2.3         Further Transfers of Company Capital Stock.................A-6
      2.3         Dissenting Shares..........................................A-6
      2.4         Alternative Method.........................................A-6

ARTICLE III  Disclosure Schedules; Representations and Warranties of the
             Company and Cathay..............................................A-6
      3.1         Disclosure Schedule........................................A-6

ARTICLE IV   Representations and Warranties of the Company...................A-7
      4.1         Corporate Organization.....................................A-7
      4.2         Capitalization.............................................A-7
      4.3         Authority; No Violation....................................A-8
      4.4         Consents and Approvals.....................................A-9
      4.5         Regulatory Reports........................................A-10
      4.6         Financial Statements; Methods of Accounting...............A-10
      4.7         Broker's Fees.............................................A-11
      4.8         Absence of Certain Changes or Events......................A-11
      4.9         Legal Proceedings.........................................A-12
      4.10        Taxes.....................................................A-13
      4.11        Employee Benefit Plans....................................A-14
      4.12        Disclosure Controls and Procedures........................A-15
      4.13        Company Information.......................................A-15
      4.14        Compliance with Applicable Law............................A-15
      4.15        Contracts.................................................A-17
      4.16        Environmental Matters.....................................A-18
      4.17        Derivative Transactions...................................A-18
      4.18        Opinion...................................................A-18
      4.19        Approvals.................................................A-19

      4.20        Loans and Deposits........................................A-19
      4.21        Property..................................................A-19
      4.22        Labor Matters.............................................A-20
      4.23        Insurance.................................................A-21
      4.24        Absence of Undisclosed Liabilities........................A-21
      4.25        Qualification as Reorganization...........................A-22
      4.26        Full Disclosure...........................................A-22

ARTICLE V    Representations and Warranties of Cathay.......................A-22
      5.1         Corporate Organization....................................A-22
      5.2         Authority; No Violation...................................A-23
      5.3         Consents and Approvals....................................A-24
      5.4         Broker's Fees.............................................A-24
      5.5         Cathay Information........................................A-24
      5.6         Access to Funds...........................................A-24
      5.7         Approvals.................................................A-24
      5.8         Legal Proceedings.........................................A-24
      5.9         Compliance with Applicable Law............................A-24
      5.10        Regulatory Reports........................................A-25
      5.11        Full Disclosure...........................................A-26
      5.12        Capitalization............................................A-26
      5.13        Financial Statements......................................A-26
      5.14        Absence of Certain Changes or Events......................A-27
      5.15        Taxes.....................................................A-27
      5.16        Disclosure Controls and Procedures........................A-27
      5.17        Absence of Undisclosed Liabilities........................A-27
      5.18        Qualification as Reorganization...........................A-28
      5.19        SEC Documents.............................................A-28

ARTICLE VI   Covenants Relating to Conduct of Business......................A-29
      6.1         Covenants of the Company..................................A-29
      6.2         Covenants of Cathay.......................................A-32
      6.3         Covenants of Both the Company and Cathay..................A-32

ARTICLE VII  Additional Agreements..........................................A-33
      7.1         Regulatory Matters........................................A-33
      7.2         No Solicitation by the Company............................A-35
      7.3         Access to Information.....................................A-36
      7.4         Confidentiality...........................................A-37
      7.5         Notification of Certain Matters...........................A-37
      7.6         Employee Benefit Plans....................................A-37
      7.7         Indemnification...........................................A-39
      7.8         Reasonable Efforts; Additional Agreements.................A-40
      7.9         Environmental/Undisclosed Liabilities Pool................A-40
      7.10        Listing of Shares.........................................A-41
      7.11        Filing and Other Fees.....................................A-41

ARTICLE VIII Conditions Precedent...........................................A-41
      8.1         Conditions to Each Party's Obligation To Effect the
                  Merger....................................................A-41
      8.2         Conditions to Obligations of Cathay.......................A-41
      8.3         Conditions to Obligations of the Company..................A-43
      8.4         Frustration of Closing Conditions.........................A-43

ARTICLE IX   Termination and Amendment......................................A-44
      9.1         Termination...............................................A-44
      9.2         Effect of Termination.....................................A-45
      9.3         Amendment.................................................A-45
      9.4         Extension; Waiver.........................................A-46

ARTICLE X    General Provisions.............................................A-46
      10.1        Nonsurvival of Representations, Warranties and
                  Agreements................................................A-46
      10.2        Expenses..................................................A-46
      10.3        Notices...................................................A-46
      10.4        Interpretation............................................A-47
      10.5        Counterparts..............................................A-47
      10.6        Entire Agreement..........................................A-47
      10.7        Governing Law.............................................A-48
      10.8        Enforcement of Agreement..................................A-48
      10.9        Severability..............................................A-48
      10.10       Publicity.................................................A-48
      10.11       Assignment; No Third Party Beneficiaries..................A-48
      10.12       Fax Signatures............................................A-48


APPENDIX I -- Definitions  I-1

EXHIBIT A -- Form of Affiliate Agreement

EXHIBIT B -- Employment Agreement Term Sheet

                          AGREEMENT AND PLAN OF MERGER

           This AGREEMENT AND PLAN OF MERGER, dated as of July 6, 2006 (this "Agreement"), is entered into by and among Cathay General Bancorp, a Delaware corporation, registered under the Bank Holding Company Act of 1956, as amended ("Cathay"), and New Asia Bancorp, Inc., a Delaware corporation, registered under the Bank Holding Company Act of 1956, as amended, (the "Company").

           WHEREAS, the Boards of Directors of Cathay and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge with and into Cathay, with Cathay being the surviving entity (the "Merger") and following, and subject to the consummation of the Merger, the merger (the "Subsequent Merger") of the Company's wholly-owned subsidiary, New Asia Bank ("NAB"), an Illinois state-chartered commercial bank with and into Cathay's wholly-owned Subsidiary, Cathay Bank, a California state-chartered commercial bank ("Cathay Bank");

           WHEREAS, the aggregate consideration to be paid to shareholders of the Company in the Merger would consist of cash or shares of Cathay Common Stock (as defined below) or a combination thereof with an aggregate value of $32.60 for each share of Company Capital Stock (as defined below) converted in the Merger and a total value of $23,464,241.20 for all shares of Company Capital Stock;

           WHEREAS, the parties intend for each of the Merger and the Subsequent Merger to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder;

           WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Cathay's willingness to enter into this Agreement, Cathay and certain shareholders of the Company are entering into shareholder voting agreements dated as of the date hereof (the "Support Agreements") covering approximately 55% of the Company Capital Stock (as defined below).

           WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

      NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I

                                   THE MERGER

      1.1 DEFINITIONS. The defined terms used in this Agreement have the meanings set forth on Appendix I hereto.

      1.2 THE MERGER. Subject to the terms and conditions of this Agreement, in accordance with applicable provisions of the DGCL, at the Effective Time, the Company shall merge with and into Cathay. Cathay shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") in the Merger and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be "Cathay General Bancorp" Upon consummation of the Merger, the separate corporate existence of the Company shall terminate. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Code Section 368 and the regulations thereunder.

      1.3 CLOSING; EFFECTIVE TIME.

      (a) CLOSING. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. on the fifth (5th) business day after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date"), at the offices of Wachtell, Lipton, Rosen & Katz, New York, NY 10019 unless another time, date or place is agreed to in writing by the parties hereto.

      (b) EFFECTIVE TIME. Subject to the provisions of this Agreement, a plan and agreement of merger complying with the applicable provisions of Section 251 of the DGCL (the "Plan and Agreement of Merger") and a certificate complying with Section 251 and Section 103 of the DGCL (the "Delaware Certificate"), shall be duly executed and filed with the Secretary of State of the State of Delaware (the "Delaware Secretary") and in the offices of such officials of the State of Delaware and its political subdivisions as may be necessary or proper to effect and evidence the Merger on the Closing Date by the Company and Cathay. The Merger shall become effective at such time as the filings with the Delaware Secretary of the Plan and Agreement of Merger become effective (the "Effective Time").

      1.4 EFFECTS OF THE MERGER. At and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

      1.5 CONVERSION OF COMPANY CAPITAL STOCK.

      (a) At the Effective Time, subject to the exceptions and limitations set forth in Article II hereof, each share of Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than (y) any shares of Company Capital Stock held directly or indirectly by the Company or Cathay (except for Trust Account Shares and DPC Shares) and (z) Dissenting Shares), shall, by virtue of this Agreement and without any action on the part of the holder thereof, be cancelled and cease to exist and be converted into the right to receive, at the election of the holder thereof as provided in Section 2.2 hereof, either (i) that number of shares of Cathay Common Stock equal to the Exchange Ratio, (ii) an amount in cash, without interest, equal to $32.60 (the "Per Share Cash Consideration"), or (iii) a combination of cash and shares of Cathay Common Stock (valued at the Average Closing Price) having an aggregate value equal to the Per Share Cash Consideration (collectively, the "Merger Consideration"), subject to the limitations set forth in Section 2.2(c) on the aggregate number of shares of Cathay Common Stock issued and the aggregate amount of cash paid in exchange for all shares of Company Capital Stock. On or before the Closing Date, Cathay shall authorize the issuance of and shall make available to the Exchange Agent a sufficient number of shares of common stock of Cathay to enable the Exchange Agent to deliver, if and when required, the number of shares of common stock of Cathay that the shareholders of the Company shall be entitled to receive as provided in this Agreement.

      (b) Notwithstanding any other provision hereof, no fractional shares of Cathay Common Stock shall be issued to holders of Company Capital Stock. In lieu thereof, each such holder otherwise entitled to a fraction of a share of Cathay Common Stock shall receive, at the time of surrender of the Certificate or Certificates, an amount in cash, rounded to the nearest penny, equal to the product of (i) the Average Closing Price multiplied by (ii) the fraction of a share of Cathay Common Stock to which such holder otherwise would be entitled. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share, except as expressly provided herein.

      (c) At the Effective Time, all shares of Company Capital Stock that are owned directly by the Company or Cathay (other than shares of Company Capital Stock (i) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares and shares of Company Common Stock which are similarly held being referred to herein as "Trust Account Shares") or (ii) in respect of a debt previously contracted (any such shares of Company Capital Stock, and shares of Cathay Common Stock which are similarly held, being referred to herein as "DPC Shares")) shall be cancelled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor. At the Effective Time, each share of Company Capital Stock that is owned by any direct or indirect wholly owned Subsidiary of Cathay or the Company shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Stock Consideration. The Per Share Stock Consideration paid pursuant to the preceding sentence shall not be subject to, and will not be deemed to be Stock Election Shares or otherwise taken into account in calculating adjustments under Section 2.2(c).

      (d) Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock which are outstanding immediately prior to the Effective Time and as to which shareholders have given notice of their intention to assert dissenters rights in accordance with Section 262 of the DGCL (such shares being referred to herein as "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration but, instead, the holders thereof shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL; provided, however, that (i) if any holder of Dissenting Shares shall subsequently withdraw, with the consent of the Surviving Corporation, his demand for payment for such shares, or (ii) if any holder of Dissenting Shares fails to establish or otherwise loses his entitlement to payment of the fair value of such shares as provided in Section 262 of the DGCL, such holder or holders (as the case may be) shall not be entitled to receive payment of the fair value of such shares of Company Capital Stock as contemplated by Section 262 of the DGCL, and each of such shares shall thereupon cease to be Dissenting Shares and shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration without any interest thereon, as provided in Section 1.5(a) and Article II hereof, as Undesignated Shares. Prior to the Effective Time, the Company shall give Cathay prompt notice of any demands for payment for shares of Company Capital Stock pursuant to Section 262 of the DGCL received by the Company, withdrawals of any such demands and any other documents or instruments received by the Company in connection therewith. Cathay shall have the right to participate in and direct all negotiations and proceedings with respect to any such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Cathay, which consent shall not unreasonably be withheld or delayed, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

      1.6 CATHAY CAPITAL STOCK. Each share of the Cathay Capital Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall not be converted or otherwise affected by the Merger.

      1.7 ARTICLES OF INCORPORATION. At the Effective Time, the Articles of Incorporation of Cathay, as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

      1.8 BYLAWS. At the Effective Time, the Bylaws of Cathay, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

      1.9 DIRECTORS AND OFFICERS. The directors and officers of Cathay immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Cathay until their respective successors are duly elected or appointed and qualified.

                                    ARTICLE II.

                        DELIVERY OF MERGER CONSIDERATION

      2.1 SURRENDER OF COMPANY CAPITAL STOCK.

      (a) Prior to the Effective Time, Cathay shall appoint American Stock Transfer & Trust Co., or its successor, or any other bank or trust company mutually acceptable to Cathay and the Company, as exchange agent (the "Exchange Agent") for the purpose of exchanging Certificates representing shares of Company Capital Stock. At or prior to the Effective Time, Cathay shall deposit with the Exchange Agent (i) such number of certificates of Cathay Common Stock representing the shares of Cathay Common Stock to be issued pursuant to Section
1.5 and (ii) immediately available funds in an amount not less than the portion of the cash payable pursuant to Section 1.5 to holders of the Company Capital Stock (other than Dissenting Shares) outstanding immediately prior to the Effective Time.

      (b) Cathay shall direct the Exchange Agent to mail, as promptly as practicable but in any event no later than the Mailing Date, to each holder of record of a certificate or certificates representing any such shares of Company Capital Stock (each, a "Certificate"): (i) a letter of transmittal to be completed, signed and returned to the Exchange Agent by each such holder, (ii) an Election Form to be completed, signed and returned to the Exchange Agent by each such holder, (iii) appropriate and necessary documentation enabling such holder to establish, if applicable, an exemption from Tax withholding in connection with payment of the Merger Consideration to each such holder, and
(iv) instructions regarding the documentation described in clauses (i) through (iii) above for use in effecting the surrender of the Certificates. The instructions shall specify that (w) Election Forms, properly completed and duly executed, are required to be returned to the Exchange Agent by the Election Deadline, (x) the materials specified in clauses (i) and (iii) above, properly completed and duly executed, are required to be returned to the Exchange Agent, accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Company Capital Stock covered by the Election Form submitted by such holder, (y) delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and (z) upon surrendering a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Cathay, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration (subject to the provisions of Section 2.2), and the Certificate so surrendered shall forthwith be canceled. If a beneficial owner of a certificate or certificates representing shares of Company Common Stock is entitled to receive an amount of cash as their portion of the Merger Consideration equal to or in excess of $200,000, the Exchange Agent shall wire the amount of cash to the beneficial owner or the holder of record, as the case may be, on or the next business day following the Closing Date, provided the beneficial owner or the holder of record, as the case may be, has completed and delivered all the documentation required to be completed and delivered pursuant to Article II and, at least two business days prior to the Closing Date, delivered wire transfer instructions to the Exchange Agent. Neither the beneficial owner nor the holder of record shall pay any of the wire transfer costs associated with the wire transfer contemplated by the previous sentence.

      (c) If any payment of the Merger Consideration for shares of Company Capital Stock is to be made in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such payment that the Certificate be presented to the Exchange Agent, accompanied by all documents required to evidence and effect the transfer of ownership thereof, and that the person requesting such payment shall pay to the Exchange Agent in advance any transfer costs and expenses, including Taxes, required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such transfer costs and expenses have been paid or are not payable.

      (d) Until surrendered as contemplated by this Section 2.1 and except as otherwise provided herein, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Company Capital Stock should be unable to surrender the Certificates representing such shares, because the Certificates have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificates to be lost, stolen or destroyed and, if required by Cathay, the posting by such person of a bond in such amount as may be determined to be adequate by Cathay as indemnity against any claim that may be made against it with respect to such Certificates, such holder shall be entitled to receive the Merger Consideration. No interest shall be paid on the Merger Consideration.

      2.2 ELECTION AND ALLOCATION PROCEDURES.

      (a) In accordance with Section 2.1(b) hereof, an election form ("Election Form") and the other materials specified in Section 2.1(b)(i)-(iv) hereof, as well as other appropriate and customary transmittal materials, in such form as Cathay and the Company shall mutually agree shall be mailed no less than thirty-five (35) days prior to the anticipated Effective Time or on such other date as the Company and Cathay shall mutually agree ("Mailing Date") to each holder of record of Company Capital Stock as of a date no earlier than five (5) business days prior to the Mailing Date ("Election Form Record Date"). Cathay shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Company Capital Stock after the Election Form Record Date and prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an "Election") to receive either (i) Cathay Common Stock (a "Stock Election") with respect to all of such holder's Company Capital Stock, (ii) cash (a "Cash Election") with respect to all of such holder's Company Capital Stock, or (iii) Cathay Common Stock with respect to a percentage of such holder's Company Capital Stock (a "Combination Stock Election") and cash with respect to the remainder of such holder's Company Capital Stock (a "Combination Cash Election"), subject to the provisions contained in this Agreement. Any Company Capital Stock (other than Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be "Undesignated Shares" hereunder.

      (b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 p.m. California time on or before the thirtieth (30th) day following the Mailing Date, or such other time and date as Cathay and the Company may mutually agree (the "Election Deadline"). An Election Form shall be deemed properly completed to the extent an Election is indicated for shares of Company Capital Stock covered by such Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Capital Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly completed and made with respect to such shares on or before the Election Deadline, and, if such revoked Election Form was delivered to the Exchange Agent accompanied by Certificates represented by such Election Form, Cathay shall cause such Certificates to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Cathay and the Company required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Cathay nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

      (c) The allocation among the holders of shares of Company Capital Stock of rights to receive the Per Share Stock Consideration or the Per Share Cash Consideration will be made as follows:

           (i) NUMBER OF STOCK ELECTIONS IS LESS THAN THE MINIMUM STOCK CONVERSION NUMBER. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received by the Election Deadline) is less than the Minimum Stock Conversion Number, then

               (A) each Stock Election Share will be, as of the Effective Time, converted into the Per Share Stock Consideration,

               (B) the Exchange Agent will allocate from among the Undesignated Shares, pro rata to the holders of Undesignated Shares in accordance with their respective numbers of Undesignated Shares, a sufficient number of Undesignated Shares so that the sum of such number and the number of Stock Election Shares equals as closely as practicable the Minimum Stock Conversion Number, and each such allocated Undesignated Share (each, a "Stock-Selected Undesignated Share") will be, as of the Effective Time, converted into the Per Share Stock Consideration, provided that if the sum of all Undesignated Shares and Stock Election Shares is equal to or less than the Minimum Stock Conversion Number, all Undesignated Shares will be Stock-Selected Undesignated Shares,

               (C) if the sum of Stock Election Shares and Undesignated Shares is less than the Minimum Stock Conversion Number, the Exchange Agent will allocate from among the Cash Election Shares (other than any shares of Company Common Stock owned by Cathay), pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares, a sufficient number of Cash Election Shares so that the sum of such number, the number of all Stock Election Shares and the number of all Undesignated Shares equals as closely as practicable the Minimum Stock Conversion Number, and each such allocated Cash Election Share (each, a "Converted Cash Election Share") will be, as of the Effective Time, converted into the Per Share Stock Consideration, and

               (D) each Undesignated Share that is not a Stock-Selected Undesignated Share and each Cash Election Share that is not a Converted Cash Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

           (ii) NUMBER OF STOCK ELECTIONS IS GREATER THAN THE MAXIMUM STOCK CONVERSION NUMBER. If the aggregate number of Stock Election Shares (on the basis of valid Election Forms received by the Election Deadline) is greater than the Maximum Stock Conversion Number, then

               (A) each Cash Election Share and Undesignated Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration,

               (B) the Exchange Agent will allocate from among the Stock Election Shares, pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, a sufficient number of Stock Election Shares ("Converted Stock Election Shares") so that the difference of (x) the number of Stock Election Shares less (y) the number of Converted Stock Election Shares equals as closely as practicable the Maximum Stock Conversion Number, and each Converted Stock Election Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration, and

               (C) each Stock Election Share that is not a Converted Stock Election Share will be, as of the Effective Time, converted into the Per Share Stock Consideration.

           (iii) NUMBER OF STOCK ELECTIONS IS GREATER THAN OR EQUAL TO THE MINIMUM STOCK CONVERSION NUMBER AND LESS THAN OR EQUAL TO THE MAXIMUM STOCK CONVERSION NUMBER. If the aggregate number of Stock Election Shares (on the basis of Election Forms received by the Election Deadline) is greater than or equal to the Minimum Stock Conversion Number and less than or equal to the Maximum Stock Conversion Number, then

                 (A) each Stock Election Share will be, as of the Effective Time, converted into the Per Share Stock Consideration, and

                 (B) each Cash Election Share and Undesignated Share will be, as of the Effective Time, converted into the right to receive the Per Share Cash Consideration.

           (iv) Notwithstanding any other provision of this Agreement, after application of the allocation rules set forth in the preceding subsections of this Section 2.2(c), Cathay shall be authorized to reallocate cash and shares of Cathay Common Stock among the holders of the Company Capital Stock in good faith and in such a manner as Cathay reasonably determines to be fair and equitable, or to vary the number of shares of Cathay Common Stock to be issued in the Merger, if and to the extent necessary in Cathay's reasonable discretion to secure the Tax opinions described in
      Section 8.2(g) and Section 8.3(e), in all cases subject to the Company's prior consent (which consent will not be unreasonably withheld).

           (v) Notwithstanding any other provision of this Agreement (other than Section 2.2(c)(iii) hereof), all shares of Company Capital Stock which are outstanding immediately prior to the Effective Time and that have ceased to be Dissenting Shares shall be deemed "Undesignated Shares."

      (d) The calculations required by Section 2.2(c) above shall be prepared by Cathay prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of Cathay and furnished to the Company at least two (2) business days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of Cathay Common Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent.

      (e) No dividends or other distributions of any kind which are declared payable to holders of record of Cathay Common Stock after the Effective Time will be paid to persons entitled to receive certificates representing such Cathay Common Stock until such persons surrender their Certificates. Upon surrender of such Certificates, the holders thereof shall be paid, without interest, any dividends or other distributions with respect to shares of Cathay Common Stock as to which the record date and payment date occurred after the Effective Time and on or before the date of surrender.

      (f) All dividends or distributions, and any cash to be paid pursuant to
Section 1.5(b) hereof in lieu of fractional shares, held by the Exchange Agent for payment or delivery to the holders of unsurrendered Certificates and unclaimed at the end of one year from the date of the Effective Time, shall (together with any interest earned thereon) at such time be paid or redelivered by the Exchange Agent to the Surviving Corporation, and after such time any holder of a Certificate who has not surrendered such Certificate to the Exchange Agent shall, subject to applicable law, only have the rights of a general creditor of the Surviving Corporation for payment or delivery by the Surviving Corporation of such dividends or distributions or cash, as the case may be. Cathay, the Company or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement such cash amounts as Cathay, the Company or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign law with respect to such payment. To the extent the amounts are so withheld by Cathay, the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of the Company Capital Stock in respect of whom such deduction and withholding was made by Cathay, the Company or the Exchange Agent. Any amounts properly withheld shall be remitted by the withholding entity to the Government Entity.

      2.3 FURTHER TRANSFERS OF COMPANY CAPITAL STOCK. From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Capital Stock theretofore outstanding shall thereafter be made. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

      2.4 DISSENTING SHARES. Any Dissenting Shares of Company Capital Stock held by persons who have perfected their rights with respect to such dissenting shares under Section 262 of the DGCL shall not be converted pursuant to this Agreement, but the holders thereof shall be entitled to such rights as are granted them by Section 262 of the DGCL. Each holder of Dissenting Shares who is entitled to payment for such holder's shares of Company Capital Stock pursuant to Section 262 of the DGCL shall only receive payment from the Surviving Corporation in an amount as determined pursuant to the procedures set forth in
Section 262 of the DGCL.

      2.5 ALTERNATIVE METHOD. Notwithstanding any provision of this Agreement to the contrary, upon written notice to the Company, Cathay may, at any time prior to the Effective Time, to the extent permitted by law without a further vote of the stockholders of the Company, change the method of effecting the Merger or the making of Merger Consideration available to the Company's shareholders if, and to the extent, it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall alter or change the Merger Consideration or prevent the Merger from qualifying as a "reorganization" within the meaning of section 368(a) of the Code.

                                  ARTICLE III

    DISCLOSURE SCHEDULES; REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND
                                     CATHAY

      3.1 DISCLOSURE SCHEDULE. Prior to the execution and delivery of this Agreement, the Company has delivered to Cathay, and Cathay has delivered to the Company, a schedule (in the case of the Company, the "Company Disclosure Schedule," and in the case of Cathay, the "Cathay Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Cathay, or to one or more of such party's covenants contained in Article VI.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Cathay, as of the date hereof and as of the Closing Date, as follows:

      4.1 CORPORATE ORGANIZATION.

      (a) The Company is duly organized, validly existing and in good standing under the corporate laws of the State of Delaware. NAB is an Illinois state chartered bank and a member of the Federal Reserve System and is duly organized, validly existing and in good standing under the laws of the State of Illinois. The deposit accounts of NAB are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. True and correct copies of the Certificate of Incorporation and Bylaws of the Company and charter and bylaws of NAB as in effect on the date of this Agreement have previously been made available to Cathay.

      (b) The Company and NAB (i) have all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

      (c) The minutes of the Company and its Subsidiaries, as set forth in the Company's board packages, contain true, correct, complete and accurate records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors) held or taken since the Company's or such Subsidiaries' incorporation.

      (d) For purposes of assessment of FDIC premiums, NAB's category is 1A.

      4.2 CAPITALIZATION. (a) The authorized capital stock of the Company consists of 1,000,000 shares of Company Capital Stock. As of June 15, 2006, there are (i) 719,762 shares of Company Capital Stock outstanding, (ii) no shares of Company Capital Stock held as treasury stock by the Company, and (iii) no shares of Company Capital Stock reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Capital Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Capital Stock (or a cash payment based on the value of a share of Company Capital Stock) or any other equity security of the Company. The share journal and stock transfer ledger of the Company as of the date of this Agreement accurately reflect the shareholders of record of the Company.

      (b) The authorized capital stock of NAB consists of 400,000 shares of common stock, $4.00 par value per share, 354,884 of which are outstanding. All of the outstanding shares of such common stock of NAB are duly authorized, validly issued, fully paid and nonassessable, are free of preemptive rights and are owned of record and beneficially by the Company free and clear of any liens or encumbrances, with no personal liability attaching to the ownership thereof. NAB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of its capital stock or any other equity security or any securities representing the right to purchase or otherwise receive any shares of its capital stock or any other equity security.

      (c) The authorized and outstanding capital stock of each of the Company's Subsidiaries other than NAB is as described in the Company Disclosure Schedule. All of the outstanding shares of such capital stock are duly authorized, validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company or NAB or a Subsidiary of the Company or NAB free and clear of any liens or encumbrances and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the Company's Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of its capital stock or any other equity security or any securities representing the right to purchase or otherwise receive any shares of its capital stock or any other equity security.

      (d) Other than the Subsidiaries set forth in the Company Disclosure Schedule, the Company does not have any other Subsidiaries and does not own, directly or indirectly (except as a pledgee pursuant to loans or upon acquisition in satisfaction of debt previously contracted), the outstanding stock or equity or other voting interest (or any securities convertible into stock, equity or other voting interest) in any person.

      4.3 AUTHORITY; NO VIOLATION.

      (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. Except for the approval of the shareholders of the Company at a meeting to be convened to consider and act upon this Agreement and the transactions contemplated hereby (collectively, the "Consents"), no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Cathay) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

      (b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company and NAB of the transactions contemplated hereby (including the Subsequent Merger), nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of the Company, or (ii) assuming that the Consents and the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company, its Subsidiaries or to any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance (a "Lien") upon any of the properties or assets of the Company or its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which the Company or its Subsidiaries is a party, or by which the Company or its Subsidiaries or any of their respective properties or assets may be bound or affected, except (in the case of clause
(ii) above) for such violations, conflicts, breaches, or defaults which either individually or in the aggregate will not have a Material Adverse Effect on the Company or any of the Company Subsidiaries, taken as a whole.

      4.4 CONSENTS AND APPROVALS.

      (a) Except for (i) the filing by Cathay of any necessary application with the FRB under the Bank Holding Company Act of 1956, as amended (the "FRB Application"), and approval or waiver of such application, (ii) the filing of an application with the FDIC under the Bank Merger Act and the Interstate Act (the "FDIC Application") and approval of such application, (iii) the filing of applications and/or notices, as applicable, with the Illinois Department of Financial and Professional Regulation, and the California Department of Financial Institutions, (the "State Banking Approvals and Notices"), (iv) the filing by Cathay of the S-4 Registration Statement with the SEC and effectiveness of the S-4 Registration Statement, (v) the filing of the Plan and Agreement of Merger, Delaware Certificate and other required filings with the State of Delaware, (vi) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Company Disclosure Schedule and (vii) the approval and adoption of this Agreement and the Merger by the holders of not less than a majority of the outstanding shares of Company Capital Stock under applicable law (the "Shareholder Approval"), no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each, a "Governmental Entity") or with any third party are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby.

      (b) Except for the filings identified above in Section 4.4(a) above, the Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any applicable "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other anti-takeover laws and regulations of any state (collectively, "Takeover Laws"). The Company has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any provision in its Organization Certificate or Bylaws concerning "business combination," "fair price," "voting requirement," "constituency requirement" or other related provisions (collectively, "Takeover Provisions").

      4.5 REGULATORY REPORTS.

      (a) Each of the Company and its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2003 with
(i) the FRB and the FDIC and (ii) the Illinois Department of Financial and Professional Regulation and any other state banking commission or any other state regulatory authority (each a "Regulatory Agency") and has paid all fees and assessments due and payable in connection therewith, except where the failure to file said report, registration, statement or to pay such fees and assessments either individually or in the aggregate, will not have a Material Adverse Effect on the Company. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and, except as disclosed on Schedule 4.5(a), no Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, any investigation into the business or operations of the Company since December 31, 2003. There is no unresolved violation, criticism, or exception by any Regulatory Agency other than as may be set forth in any report or statement relating to any examinations of the Company or its Subsidiaries, which is likely, either individually or in the aggregate, to have a Material Adverse Effect on the Company.

      (b) Schedule 4.5(b) sets forth each communication mailed by the Company to its shareholders since December 31, 2003, copies of which the Company has previously made available to Cathay, and no such communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. The Company has not registered any capital stock or transactions with the SEC under the Securities Act, and the Company is not required to file any reports with the SEC under

Sections 13 or 15 of the Exchange Act. No enforcement action has been initiated against the Company by the SEC or the FRB relating to disclosures contained in any communication to the Company's shareholders.

      4.6 FINANCIAL STATEMENTS; METHODS OF ACCOUNTING. The Company has previously made available to Cathay copies of the consolidated balance sheets of the Company as of December 31 for the fiscal years 2002 through 2005 and the related consolidated statements of income, statement of changes in shareholders' equity and statement of cash flows for the fiscal years 2002 through 2005, in each case accompanied by the audit report of the Company's independent public accountants or independent registered public accountants, as applicable. The December 31, 2005 consolidated balance sheet of the Company (including the related notes, where applicable) fairly presents the financial position of the Company as of the date thereof, and the other financial statements referred to in this Section 4.6 (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the operations and financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements, (including the related notes, where applicable) complies, and any financial statements of the Company to be provided by the Company for inclusion in the S-4 Registration Statement will comply, with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. The non-audited, Company-prepared consolidated financial statements of the Company as of May 31, 2006 fairly present the financial condition of the Company and its Subsidiaries as of that date (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount). Neither the Company nor its Subsidiaries has changed its respective methods of accounting in effect at December 31, 2005, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company's independent public accountants or independent registered public accountants, as applicable.

      4.7 BROKER'S FEES. Neither the Company, its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Hovde Financial LLC ("Company Advisor") in accordance with the terms of an agreement dated May 13, 2004 between Company Advisor and the Company, a true and correct and complete copy of which has been previously delivered by the Company to Cathay.

      4.8 ABSENCE OF CERTAIN CHANGES OR EVENTS.

      (a) Since December 31, 2005, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company.

      (b) Without limiting the generality of Section 4.8(a) hereof, except as set forth on the Company Disclosure Schedule, since December 31, 2005, the Company has conducted its business only in the ordinary course of business consistent with past practice and there has not been any:

          (i) change in the Company's authorized or issued capital stock; grant by the Company of any stock option or right to purchase shares of Company Capital Stock; issuance of any security convertible into shares of Company Capital Stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of Company Capital Stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of Company Capital Stock;

          (ii) amendment to the Certificate of Incorporation or Bylaws of the Company or any of its Subsidiaries;

          (iii) increase in the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any employee, stockholder, officer or director of the Company or any of its Subsidiaries from the amount thereof in effect as of December 31, 2005 (which amounts have been previously disclosed to Cathay), grant of any severance or termination pay, entry into any contract to make or grant any severance or termination pay, or payment of any bonus (except for salary increases, bonus payments and severance payments made in the ordinary course of business consistent with past practice to employees other than officers or directors);

          (iv) adoption of, or increase in the payments to or benefits under, any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company or any of its Subsidiaries;

          (v) damage to or destruction or loss of any asset or property of the Company or any of its Subsidiaries, whether or not covered by insurance, materially and adversely affecting the business, results of operations or financial condition of the Company or any of its Subsidiaries;

          (vi) entry into, termination of, or receipt of notice of termination of (I) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (II) any contract or transaction involving a total remaining commitment by or to the Company or any of its Subsidiaries of at least $50,000;

          (vii) sale (other than sales of inventory in the ordinary course of business consistent with past practice), lease, or other disposition of any asset or property of the Company or any of its Subsidiaries or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Company or any of its Subsidiaries;

          (viii) cancellation or waiver of any claims or rights with a value to the Company or any of its Subsidiaries in excess of $50,000;

          (ix) strike, work stoppage, slow-down or other labor disturbance, or union organizing activities;

          (x) entry into a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization; or

          (xi) agreement, whether oral or written, by the Company or any of its Subsidiaries to do or assist with any of the foregoing.

      4.9 LEGAL PROCEEDINGS.

      (a) Except as set forth on Section 4.9 of the Company Disclosure Schedule, neither the Company nor its Subsidiaries is a party to any, and there are no pending or, to the Company's knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company of any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement.

      (b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon the Company or any of its Subsidiaries or any of their respective assets which is material to the Company or such Subsidiary and which is not of general application to companies like the Company and banks like NAB.

      4.10 TAXES.

      (a) All material Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company and its Subsidiaries have been duly and timely filed, and all such Tax Returns are complete and accurate in all material respects, (b) all Taxes shown to be due on the Tax Returns referred to in clause (a) and any Taxes that are otherwise due and payable with respect to the Company and its Subsidiaries have been paid in full, (c) to the knowledge of the Company when required to do so the Company has properly withheld all Taxes that the Company and its Subsidiaries is obligated to withhold on all non-resident deposit accounts or from amounts owing to any employee, creditor or third party and, to the extent due and payable, Company has duly paid over to the proper Governmental Entity in a timely manner all such Taxes withheld, and (d) no extensions or waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company or any of its Subsidiaries. No deficiencies for any Taxes have been proposed or assessed in writing with respect to the Company or any of its Subsidiaries. There is no audit of any Tax Return of the Company or any of its Subsidiaries in progress, and no Governmental Entity has notified the Company or any of its Subsidiaries in writing that it intends to audit any Tax Return of the Company or any of its Subsidiaries. There are no matters under discussion with any Governmental Entity with respect to Taxes that could result in an additional amount of Taxes, and there is no action, assessment, suit, proceeding, investigation, audit, or claim for or relating to Taxes of the Company or any of its Subsidiaries either pending or threatened in writing. No Liens for Taxes exist with respect to any of the Company's assets or properties except for statutory Liens for Taxes not yet due and payable.

      (b) The Company and its Subsidiaries has paid in full or made adequate provision in the financial statements of the Company and its Subsidiaries (in accordance with GAAP) for all Taxes, and the charges, accruals, and reserves with respect to Taxes on the books of the Company and its Subsidiaries are based upon estimates made by the Company in good faith (as determined in accordance with GAAP).

      (c) Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement, or otherwise as part of a plan (or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

      (d) The Company is not now and has never been a member of any affiliated, combined, unitary or similar group filing a consolidated, combined, unitary or similar federal or state income Tax Return (other than a group the common parent of which was the Company) and the Company has no liability for the Taxes of any person or entity (other than the Company) under Treasury Regulations ss. 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise. Neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). There exists no tax sharing agreement that will require any payment by the Company after the date of this Agreement.

      4.11 EMPLOYEE BENEFIT PLANS.

      (a) Section 4.11(a) of the Company Disclosure Schedule sets forth a true and correct and complete list of: (i) each incentive compensation plan, deferred compensation plan and equity compensation plan; (ii) each "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); (iii) each "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); and (iv) each employment, termination or severance agreement as well as each other employee benefit plan, fund, program, agreement or benefit arrangement (collectively, the "Plans"), which is sponsored or maintained, or to which contributions are made or required to be made, by the Company or any of its Subsidiaries, or by any trade or business (whether incorporated or not) which is a member of a controlled group of corporations with the Company as defined in
Section 414(b) or (c) of the Code, or an affiliated service group with the Company as defined in Section 414(m) or (o) of the Code (an "ERISA Affiliate"), for the benefit of any current or former employee, director or consultant of the Company or its Subsidiaries or any of their ERISA Affiliates.

      (b) The Company has heretofore provided or made available to Cathay true and correct and complete copies of each of the Plans (or, with respect to any Plan that is unwritten, a detailed written description of such Plan) and each of the following documents, if applicable: (i) the actuarial report for each such Plan for each of the last three (3) years, (ii) the most recent determination letter from the Internal Revenue Service for each such Plan, (iii) a copy of the most recent summary plan description required for each such Plan under ERISA,
(iv) a copy of the Form 5500 (with attachments) filed with the Internal Revenue Service for each such Plan for each of the last three years, (v) the most recent summary annual report for each Plan, (vi) all trust agreements, insurance contracts, or funding instruments related to each Plan,
(vii) all rulings, no-action letters, or advisory opinions from any governmental authority with respect to any Plan, and (viii) all summary material modifications and employee handbooks regarding the Plans.

      (c) Except as set forth on Section 4.11(c) of the Company Disclosure Schedule, (i) each of the Plans is in compliance in all material respects with the applicable provisions of the Code and ERISA (including, but not limited to the Health Insurance Portability and Accountability Act of 1996, the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Uniformed Services Employment, Reemployment Rights Act of 1994, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000, the Economic Growth and Tax Relief Reconciliation Act of 2001, and the American Jobs Creation Act of 2005);
(ii) each of the Plans intended to be "qualified" within the meaning of Section 401(a) of the Code, or the prototype plan on which any such Plan is based, has received a favorable determination or opinion letter, as applicable from the IRS; (iii) no Plan has a material accumulated or waived funding deficiency within the meaning of Section 412 of the Code; (iv) neither the Company nor any of its Subsidiaries nor any of their ERISA Affiliates has incurred or is reasonably expected to incur, directly or indirectly, any material liability to or on account of a Plan pursuant to Title IV of ERISA (other than Pension Benefit Guaranty Corporation premiums); (v) no proceedings have been instituted by the Pension Benefit Guaranty Corporation to terminate any Plan that is subject to Title IV of ERISA; (vi) no "reportable event," as such term is defined in Section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty (30)-day notice period has been waived within the 60-month period preceding the date of this Agreement); (vii) no condition exists that presents a material risk to the Company or any of its Subsidiaries of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; (viii) no Plan is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and no Plan is a multiple employer plan (as defined in Section 413 of the Code); and (ix) there are no pending or, to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto. All contributions (including all employer contributions and employee contributions) that have been required to have been paid with respect to each Plan have been paid within the time required by such Plan or the Code. The consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any employee, or director of the Company, under any Plan. No Plan provides for any payment or funding for the continuation of medical, dental, life or disability coverage for any employee or former employee of the Company or any of its Subsidiaries for any period of time beyond the employee's termination of employment (except for coverage required under the Consolidated Omnibus Budget Reconciliation Act).

      4.12 DISCLOSURE CONTROLS AND PROCEDURES. None of the Company's or its Subsidiaries records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or its accountants, except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence. The

Company and its Subsidiaries have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

      4.13 COMPANY INFORMATION. The information relating to the Company and its Subsidiaries that is provided to Cathay by the Company and its Subsidiaries or its representatives for inclusion in any document filed with any Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

      4.14 COMPLIANCE WITH APPLICABLE LAW. Each of the Company and its
Subsidiaries:

      (a) is in compliance in all material respects, in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, permits, licenses, franchises, certificates of authority, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, if and to the extent applicable, the Sarbanes-Oxley Act of 2002, the Bank Holding Company Act of 1956, as amended, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), and all other applicable fair lending and fair housing laws or other laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), truth-in-lending, real estate settlement procedures, adjustable rate mortgages disclosures or consumer credit (including, without limitation, the federal Consumer Credit Protection Act, the federal Truth-in Lending Act and Regulation Z thereunder, the federal Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, and the federal Equal Credit Opportunity Act and Regulation B thereunder) or with respect to the Flood Disaster Protection Act, and, as of the date hereof, NAB has a Community Reinvestment Act rating of "satisfactory" or better;

      (b) has all permits, licenses, franchises, certificates, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit the Company and its Subsidiaries to carry on its business as currently conducted, except where the failure to hold such permit, license, franchise, certificate, order, approval and make such filings, applications and registrations would not, individually or in the aggregate, have a Material Adverse Effect on the Company;

      (c) except as set forth in the Company Disclosure Schedule, has, since December 31, 2003, received no notification or communication from any Governmental Entity (i) asserting that the Company or any of its Subsidiaries is not in compliance with any statutes, regulations or ordinances, (ii) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, NAB's FDIC deposit insurance; and

      (d) except as set forth in the Company Disclosure Schedule, is not a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter, resolution of the Company's Board of Directors, or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of deposits (including, the FRB, FDIC and the Illinois Department of Financial and Professional Regulation) or the supervision or regulation of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has been advised in writing by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

      4.15 CONTRACTS.

      (a) Except as set forth in the Company Disclosure Schedule and except for agreements relating to Loans and deposits entered into in the ordinary course of business, neither the Company nor its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in (x) any payment or benefits (whether of severance pay or otherwise) becoming due, or any increase in the amount of or acceleration or vesting of any rights to any payment or benefits, from Cathay, any of its Subsidiaries, or the Company, to any director, officer, employee or consultant thereof (other than payment of the Merger Consideration with respect to their shares of Company Capital Stock) or (y) the invalidity, unenforceability or discontinuation of any such contract, arrangement, commitment or understanding, whether in whole or in part, (iii) which is not terminable without cause on sixty (60) days or less notice or involves the payment of more than $25,000 per annum, (iv) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries, or (v) provides recourse to the Company or any of its Subsidiaries or any former Subsidiary of the Company in connection with the sale of any loan or other extension of credit (excluding customary short-term rights of recourse for fraudulent application statements in connection with the sale of conforming residential mortgage loans). Each contract, arrangement, commitment or understanding of the type described in this
Section 4.15(a) (excluding agreements relating to Loans and deposits entered into in the ordinary course of business), whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a "Company Contract." The Company has previously delivered or made available to Cathay true and correct and complete copies of each Company Contract.

      (b) (i) Each Company Contract is a valid and binding obligation of the Company and is in full force and effect, (ii) the Company and its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any of its Subsidiaries under any Company Contract, except where any such default, individually or in the aggregate, would not have a Material Adverse Effect on the Company, and (iv) no other party to such Company Contract is, to the knowledge of the Company, in default in any respect thereunder.

      (c) Except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into a confidentiality agreement or other similar agreement with any third party (other than Cathay) pursuant to which the Company or any of its Subsidiaries has contemplated the disclosure of confidential information of the Company or any of its Subsidiaries.

      (d) To the Company's knowledge, there are not any (i) shareholder agreements, voting trusts, proxies or other agreements or understandings relating to the voting of any shares of the Company (other than the shareholders voting agreements with Cathay) or (ii) agreements or understandings relating to the sale or transfer (including agreements imposing transfer restrictions) of any shares of the Company.


      4.16 ENVIRONMENTAL MATTERS. Subject to Section 7.9 hereof:

      (a) Except as set forth in the Company Disclosure Schedule, the Company, its Subsidiaries and each of the Participation Facilities and the Loan Properties is and has been in compliance in all material respects with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of or exposure to Hazardous Materials in the environment or workplace (collectively, "Environmental Laws"), such that any violations thereof, individually or in the aggregate, have not had and would not be reasonably likely to have a Material Adverse Effect on the Company.

      (b) Except as set forth in the Company Disclosure Schedule, there is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company, its Subsidiaries, any of the Company's former Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Laws or (ii) relating to the release, threatened release or exposure of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by the Company, any of the Company's former Subsidiaries, any Participation Facility or any Loan Property.

      (c) Except as set forth in the Company Disclosure Schedule, to the knowledge of the Company, during the period of (i) the Company's or any of its former Subsidiaries' ownership or operation of any of its current or former properties, (ii) the Company's or any of its former Subsidiaries' participation in the management of any Participation Facility, or (iii) the Company's or any of its former Subsidiaries' interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property such that releases had or would be expected to have a Material Adverse Effect. To the knowledge of the Company, prior to the period of (x) the Company's, or any of its Subsidiaries' ownership or operation of any of its current properties, (y) the Company's, or any of its Subsidiaries' participation in the management of any Participation Facility, or (z) the Company's, its Subsidiaries' or any of former its Subsidiaries' interest in a Loan Property, there was no release or threatened release of Hazardous Materials in, on, under or affecting any such property or Participation Facility such that such releases had or would be expected to have a Material Adverse Effect.

      4.17 DERIVATIVE TRANSACTIONS. Except as set forth in the Company Disclosure Schedule, as of the date hereof, neither the Company nor its Subsidiaries has any outstanding Derivative Transaction for its own account or for the account of any of its customers.

      4.18 OPINION. Prior to the execution of this Agreement, the Company has received, and provided to Cathay a copy of, a written opinion from the Company Advisor to the effect that, as of the date thereof, and based upon and subject to the matters set forth in such written opinion, the Merger Consideration to be received by the shareholders of the Company is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

      4.19 APPROVALS. As of the date of this Agreement, the Company knows of no reason applicable to it why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained.

      4.20 LOANS AND DEPOSITS.

      (a) Except as set forth in the Company Disclosure Schedule, as of May 31, 2006, neither the Company nor its Subsidiaries is a party to any written or oral
(i) loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") over ninety (90) days delinquent in payment of principal or interest or in violation of a material non-monetary covenant or obligation, or (ii) Loan with any director, executive officer or five percent (5%) or greater shareholder of the Company or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20(a) of the Company Disclosure Schedule sets forth (x) all of the Loans of NAB that as of May 31, 2006 were classified by any internal or external examiner as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (y) by category of Loan (i.e., commercial, consumer, etc.) all of the Loans of NAB which were classified as of May 31, 2006, and (z) each asset of NAB that as of December 31, 2005, was classified as "Other Real Estate Owned" and the book value thereof.

      (b) Each Loan (i) is evidenced by notes, written agreements or other written evidences of indebtedness that are true, correct, complete and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable, in all material respects, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      (c) Deposits in NAB of shareholders, directors and executive officers of the Company or its Subsidiaries amount to no more than $6,000,000 and such deposits earn interest at rates comparable to those on other deposits of comparable size and maturity. Within seven (7) calendar days of the date of this Agreement, the Company will provide Cathay with verification of the accuracy of the foregoing figure as of the date of this Agreement, including a list of such accounts and deposits as of the date of this Agreement.

      4.21 PROPERTY.

      (a) Except as set forth in the Company Disclosure Schedule, the Company and its Subsidiaries own, with good and marketable title in the case of real property (other than real property classified as "Other Real Estate Owned"), subject only to the matters permitted by the following sentence, all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) located in the facilities owned or operated by the Company and its Subsidiaries and reflected as owned in the books and records of the Company and its Subsidiaries, including all of the properties and assets reflected in the balance sheet of the Company as of March 31, 2006 and interim unaudited balance sheets that have been delivered to Cathay prior to the date of this Agreement (except for assets held under capitalized leases identified in the Company Disclosure Schedule and personal property sold since December 31, 2005 in the ordinary course of the Company's business consistent with past practice), and all of the properties and assets purchased or otherwise acquired by the Company and its Subsidiaries since December 31, 2005 (except for personal property acquired and sold since such date in the ordinary course of the Company's business consistent with past practice). All material properties and assets (other than property classified as "Other Real Estate Owned") reflected in the balance sheet of the Company as of December 31, 2005 and subsequent interim unaudited balance sheets that have been delivered to Cathay prior to the date of this Agreement are free and clear of all Liens and are not, in the case of real property, subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except, with respect to all such properties and assets, (i) mortgages or security interests shown on the consolidated balance sheet of the Company as of December 31, 2005 and interim unaudited balance sheets as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (ii) mortgages or security interests incurred in connection with the purchase of property or assets after December 31, 2005 (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (iii) Liens for Taxes not yet due, and (iv) with respect to real property, (A) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations of the Company or its Subsidiaries, and (B) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto. Except with respect to property classified as "Other Real Estate Owned," all buildings, plants, and structures owned by the Company and its Subsidiaries lie wholly within the boundaries of the real property owned by the Company and its Subsidiaries and do not encroach upon the property of, or otherwise conflict with the property rights of, any other person. All leases pursuant to which the Company or its Subsidiaries, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms, and neither the Company, its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in default thereunder.

      (b) The buildings, plants, structures and equipment of the Company and its Subsidiaries used in the conduct of its business are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, and equipment of the Company and its Subsidiaries are sufficient for the continued conduct of the Company's and its Subsidiaries' business after the Effective Time in substantially the same manner as conducted prior to the Effective Time.

      4.22 LABOR MATTERS.

      (a) There is no application or petition for certification of a collective bargaining agent or for union representation pending or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries, and none of the Company's or its Subsidiaries employees are or have been since December 31, 2005 represented by any union or other bargaining representative. To the knowledge of the Company, since December 31, 2005, no union has attempted to organize any group of the employees of the Company or its Subsidiaries, and no group of the Company's employees or its Subsidiaries' employees has sought at any time during the last three (3) years to organize themselves into a union or similar organization for the purpose of collective bargaining. To the knowledge of the Company, there are no pending or threatened strikes, slowdowns, pickets or work stoppage by any employees of the Company or its Subsidiaries.

      (b) There are no pending or, to the knowledge of the Company, threatened material unfair labor practice charges or employee grievance charges with the National Labor Relations Board or any comparable state or local agency against the Company or its Subsidiaries.

      (c) With respect to the Company's and its Subsidiaries business, there have not been in the past five (5) years any investigations, inspections or material citations for violations of OSHA, any of the regulations promulgated pursuant to OSHA, or any other statute, ordinance, rule or regulations establishing standards of workplace safety, and no such investigations, inspections or citations are pending or, to the knowledge of the Company, threatened.

      4.23 INSURANCE. The Company and its Subsidiaries are and continuously since its inception have been, insured with reputable insurers against all risks normally insured against by banks. Schedule 4.23 of the Company Disclosure Schedule lists and describes each insurance policy maintained by or on behalf of the Company or its Subsidiaries with respect to its properties, assets and business, together with a claims history for the past two (2) years. In the best judgment of the management of the Company, such insurance coverage is adequate for the Company and its Subsidiaries, and all material claims under the policies listed on Schedule 4.23 of the Company Disclosure Schedule have been filed in due and timely fashion. All of such insurance policies are in full force and effect, and neither the Company nor its Subsidiaries have, since January 1, 2003, been (i) in default with respect to its obligations under any such insurance policies or (ii) denied insurance coverage. Since December 31, 2005, there has not been any damage to, destruction of, or loss of any assets of the Company or its Subsidiaries not covered by insurance that could have a Material Adverse Effect on the Company. Except as set forth on Schedule 4.23, neither the Company nor its Subsidiaries have any self-insurance or co-insurance programs, and the reserves set forth on the consolidated balance sheet of the Company as of December 31, 2005 are adequate to cover all anticipated liabilities with respect to any such self-insurance or co-insurance programs.

      4.24 ABSENCE OF UNDISCLOSED LIABILITIES. Subject to Section 7.9 hereof:

      Except for items for which reserves have been established in the Company's most recent audited consolidated balance sheets and interim unaudited consolidated balance sheets, which have been delivered to Cathay and which do not reflect any overstated assets, neither the Company nor its Subsidiaries has incurred, and is not legally obligated with respect to, any indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors), that alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on the Company. No agreement pursuant to which any loans or other assets have been or will be sold by the Company or its Subsidiaries entitles the buyer of such loans or other assets, unless there is a material breach of a representation or covenant by the Company or its Subsidiaries, to cause the Company or its Subsidiaries to repurchase such loan or other asset or to pursue any other form of recourse against the Company or its Subsidiaries (other than customary short term rights of recourse for fraudulent application statements in connection with the sale of conforming residential mortgage loans). Neither the Company nor its Subsidiaries has knowingly made and shall not make any representation or covenant in any such agreement that contained or shall contain any untrue statement of a material fact or omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such representations and/or covenants were made or shall be made, not misleading. Other than any regular annual dividend by the Company, no cash, stock or other dividend or any other distribution with respect to Company Capital Stock has been declared, set aside or paid, nor has any of the Company Capital Stock been repurchased, redeemed or otherwise acquired, directly or indirectly, by the Company since December 31, 2005.

      4.25 QUALIFICATION AS REORGANIZATION. Neither the Company nor its Subsidiaries have taken or agreed to take any action or failed to take any action that would reasonably be expected to prevent either the Merger or the Subsequent Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code. The Company is not aware of any fact, condition or other circumstance that would reasonably be expected to prevent either the Merger or the Subsequent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      4.26 TAKEOVER LAWS. The Company and the Board of Directors of the Company have taken all action required to be taken by them in order to exempt this Agreement, the Support Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Support Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "supermajority," "affiliate transactions," "business combination" or other state antitakeover laws and regulations, including Section 203 of the DGCL of the Company's certificate of incorporation.

      4.27 FULL DISCLOSURE. The representations and warranties contained in this
Article IV do not contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading.

                                   ARTICLE V

                   REPRESENTATIONS AND WARRANTIES OF CATHAY

      Except as set forth in the Cathay Disclosure Schedule, Cathay hereby represents and warrants to the Company, as of the date hereof and as of the Closing Date, as follows:

      5.1 CORPORATE ORGANIZATION. Cathay is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Cathay (i) has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not (i) prevent or delay Cathay from performing its obligations hereunder,
(ii) adversely affect the ability of Cathay to consummate the transactions contemplated hereby or (iii) have a Material Adverse Effect on Cathay. Cathay is supervised by the FRB as a bank holding company under the Bank Holding Company Act of 1956, as amended. True and correct copies of the Certificate of Incorporation of Cathay and the Bylaws of Cathay as in effect as of the date of this Agreement, have previously been made available to the Company.

      5.2 AUTHORITY; NO VIOLATION.

      (a) Cathay has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Cathay pursuant to applicable law, and no other corporate proceedings on the part of Cathay are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Cathay and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Cathay, enforceable against Cathay in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

      (b) Neither the execution and delivery of this Agreement by Cathay nor the consummation by Cathay of the transactions contemplated hereby (including the Subsequent Merger), nor compliance by Cathay with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Cathay or the organizational documents of any of Cathay's Subsidiaries, or (ii) assuming that the consents and approvals referred to in
Section 5.3 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Cathay, its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon, any of the respective properties or assets of Cathay or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Cathay or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not (i) prevent or delay Cathay from performing its obligations hereunder or (ii) adversely affect the ability of Cathay to consummate the transactions contemplated hereby.

      5.3 CONSENTS AND APPROVALS. Except for (a) the filing of the FDIC Application and FRB Application and approval or waivers of such applications,
(b) the filing of the State Banking Approvals and Notices, (c) the filing of the Plan and Agreement of Merger, Delaware Certificate, and other required filings with the State of Delaware, and (d) the Securities Laws Filings and Approvals, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by Cathay of this Agreement or the consummation by Cathay of the Merger and the other transactions contemplated hereby. No vote of any shareholders of Cathay is required to approve this Agreement or to consummate the transactions contemplated hereby.

      5.4 BROKER'S FEES. Neither Cathay nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement which are or would be an obligation of the Company or any of its Subsidiaries.

      5.5 CATHAY INFORMATION. The information relating to Cathay and its Subsidiaries, including Cathay Bank, to be contained in any document filed with any other Governmental Entity, including but not limited to the SEC, or provided to the Company's shareholders in connection herewith (including, without limitation, the Proxy Statement) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

      5.6 ACCESS TO FUNDS. Cathay has, and on the Closing Date will have, sufficient funds and available shares of Cathay Common Stock authorized to enable it to consummate the Merger and to pay the aggregate Merger Consideration pursuant to the terms of this Agreement.

      5.7 APPROVALS. As of the date of this Agreement, Cathay knows of no reason applicable to it why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained or obtained on a timely basis.

      5.8 LEGAL PROCEEDINGS. Neither Cathay nor its Subsidiaries is a party to any, and there are no pending or, to Cathay's knowledge, threatened legal, administrative, or arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Cathay or its Subsidiaries that, individually or in the aggregate, (i) would delay or prevent Cathay from performing its obligations hereunder or (ii) would adversely affect the ability of Cathay to consummate the transactions contemplated hereby.

      5.9 COMPLIANCE WITH APPLICABLE LAW. Cathay and each of its Subsidiaries, including Cathay Bank, except as disclosed in any Cathay Reports filed prior to the date of this Agreement:

      (a) is in compliance in all material respects in the conduct of its business, with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, permits, licenses, franchises, certificates of authority, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, if and to the extent applicable, the Sarbanes-Oxley Act of 2002, the Bank Holding Company Act of 1956, as amended, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination (including, without limitation, anti-redlining, equal credit opportunity and fair credit reporting), truth-in-lending, real estate settlement procedures, adjustable rate mortgages disclosures or consumer credit (including, without limitation, the federal Consumer Credit Protection Act, the federal Truth-in Lending Act and Regulation Z thereunder, the federal Real Estate Settlement Procedures Act of 1974 and Regulation X thereunder, and the federal Equal Credit Opportunity Act and Regulation B thereunder) or with respect to the Flood Disaster Protection Act, and, as of the date hereof, Cathay Bank has a Community Reinvestment Act rating of "satisfactory" or better;

      (b) has all permits, licenses, franchises, certificates, orders, and approvals of, and has made all filings, applications, and registrations with, Governmental Entities that are required in order to permit Cathay and each of its Subsidiaries to carry on its business as currently conducted;

      (c) has, since December 31, 2003, received no notification or communication from any Governmental Entity (i) asserting that Cathay or any of its Subsidiaries, including Cathay Bank, is not in compliance with any statutes, regulations or ordinances, (ii) threatening to revoke any permit, license, franchise, certificate of authority or other governmental authorization, or
(iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, Cathay Bank's FDIC deposit insurance; and

      (d) is not a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter, resolution of the Board of Directors of Cathay or any of its Subsidiaries, or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including, the FDIC) or the supervision or regulation of Cathay or any of its Subsidiaries, including Cathay Bank, and neither Cathay nor any of its Subsidiaries has been advised in writing by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

      5.10 REGULATORY REPORTS. Cathay and each of its Subsidiaries, including Cathay Bank, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2003 with any Regulatory Agency (collectively, the "Cathay Reports") and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Cathay and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Cathay, investigation into the business or operations of Cathay or any of its Subsidiaries, including Cathay Bank, since December 31, 2003. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Cathay or any of its Subsidiaries.

      5.11 FULL DISCLOSURE. The representations and warranties contained in this
Article V do not contain any untrue statement of any fact or omit to state any fact necessary in order to make the statements and information contained in this
Article V not misleading.

      5.12 CAPITALIZATION.

      (a) The authorized capital stock of Cathay consists of 100,000,000 shares of Cathay Common Stock and 10,000,000 shares of Cathay Preferred Stock. As of May 31, 2006, there were (i) 51,510,924 shares of Cathay Common Stock issued and outstanding, (ii) no shares of Cathay Preferred Stock outstanding, and (iii) 4,942,805 shares of Cathay Common Stock reserved for issuance pursuant to Cathay stock option plans ("Cathay Option Plans"). All of the issued and outstanding shares of Cathay Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of Cathay Common Stock issuable pursuant to the Merger have been duly authorized and, when issued in accordance with this Agreement, such shares will be validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as disclosed in Cathay's Annual Report for the fiscal year ending December 31, 2005 on Form 10-K (including exercise rights disclosed therein), Cathay does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Cathay Capital Stock or any other equity security of Cathay or any securities representing the right to purchase or otherwise receive any shares of Cathay Capital Stock or any other equity security of Cathay other than the Rights Agreement dated as of November 16, 2000 between Cathay and American Stock Transfer and Trust Company, pursuant to which Rights Agreement Cathay granted the right to holders of certain shares of Cathay Common Stock to purchase one one-thousandth (1/1000) of a share of Series A Participating Preferred Stock of Cathay having the rights, powers and preferences set forth in the form of Certificate of Designation, Preferences and Rights attached to such Rights Agreement as Exhibit A.

      5.13 FINANCIAL STATEMENTS. Cathay has previously made available to Company copies of the consolidated balance sheets of Cathay as of December 31 for the fiscal years 2002 through 2005, inclusive, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for the fiscal years 2003 through 2005, inclusive, as reported in Cathay's Annual Reports on Form 10-K for the fiscal years ended December 31, 2004 and 2005 filed with the SEC under the Exchange Act, in each case accompanied by the audit report of Cathay's independent public accountants or independent registered public accountants, as applicable. The December 31, 2005 balance sheet of Cathay (including the related notes, where applicable) fairly presents the financial position of Cathay as of the date thereof, the other financial statements referred to in this Section
5.13 (including the related notes, where applicable) fairly present (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount) the results of the operations and financial position of Cathay for the respective fiscal periods or as of the respective dates therein set forth, other than as may be affected by such relevant items as have been disclosed in any Cathay Report.

      5.14 ABSENCE OF CERTAIN CHANGES OR EVENTS.

      (a) Except as disclosed in any Cathay Reports filed prior to the date of this Agreement, since December 31, 2005, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Cathay.

      (b) Except as disclosed in any Cathay Report, since December 31, 2005, each of Cathay has carried on its business only in the ordinary and usual course consistent with its past practice.

      5.15 TAXES.

      (a) Cathay has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and such Tax Returns are true and correct and complete in all material respects, and (ii) paid in full or made adequate provision in the consolidated financial statements of Cathay (in accordance with GAAP) for all Taxes, with such provisions being based on estimates made by Cathay in good faith. No deficiencies for any Taxes have been proposed or assessed in writing with respect to Cathay, other than amounts which have been otherwise provided for or which are immaterial to the financial statements of Cathay; provided, however, Cathay has pending a corporate income tax audit by the State of California that may result in an assessment of taxes that in the aggregate would not be material to Cathay (collectively, the "Audit"). There are no Liens for Taxes upon the assets of Cathay except for Liens that may result from the Audit and except for statutory liens for current Taxes not yet due. Cathay has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding. Cathay is not a party to any agreement providing for the allocation or sharing of Taxes (other than such an agreement exclusively between or among Cathay and its Subsidiaries).

      (b) To the knowledge of Cathay, when required to do so, Cathay Bank has properly withheld Taxes on all non-resident deposit accounts.

      5.16 DISCLOSURE CONTROLS AND PROCEDURES. None of Cathay's or its Subsidiaries' records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Cathay or its accountants, except as would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the next sentence. Cathay and its Subsidiaries have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

      5.17 ABSENCE OF UNDISCLOSED LIABILITIES. To the knowledge of Cathay, and except for items for which reserves have been established in Cathay's most recent audited consolidated balance sheets and interim unaudited consolidated balance sheets, which have been delivered to the Company and which do not reflect any overstated assets, neither Cathay nor its Subsidiaries has incurred, and is not legally obligated with respect to, any material indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors), that alone or when combined with all similar liabilities has, had, or could reasonably be expected to have, a Material Adverse Effect on Cathay. Cathay has not knowingly made nor shall make any representation or covenant in any agreement pursuant to which any loans or other assets have been or will be sold by Cathay that contained or shall contain any untrue statement of a material fact or omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such representations and/or covenants were made or shall be made, not misleading. Other than any regular quarterly dividend by Cathay, no cash, stock or other dividend or any other distribution with respect to Cathay Capital Stock has been declared, set aside or paid, nor has any of the Cathay Capital Stock been repurchased, redeemed or otherwise acquired, directly or indirectly, by Cathay since March 31, 2006.

      5.18 QUALIFICATION AS REORGANIZATION. Neither Cathay nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action that would reasonably be expected to prevent either the Merger or the Subsequent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Neither Cathay nor any of its Subsidiaries is aware of any fact, condition or other circumstance that would reasonably be expected to prevent either the Merger or the Subsequent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      5.19 SEC DOCUMENTS As of their respective dates of filing with the SEC, the Cathay SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Cathay SEC Documents, and did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Cathay included in the Cathay SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of Cathay and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations, changes in stockholders' equity and cash flows of such companies for the periods then ended. For purposes of this Agreement, Cathay SEC Documents means all reports, schedules, registration statements and definitive proxy statements filed by Cathay with the SEC since December 31, 2003 (as such documents have since the time of their filing been amended).

                                   ARTICLE VI

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

      6.1 COVENANTS OF THE COMPANY. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Cathay, the Company and its Subsidiaries shall carry on its business in the ordinary course consistent with past practice and, to the extent consistent therewith, the Company will use its reasonable efforts to (i) preserve intact the business organization of the Company and its Subsidiaries, (ii) keep available to itself and Cathay the present services of the current officers and employees of the Company and its Subsidiaries, (iii) preserve for itself and Cathay the goodwill of the customers of the Company and its Subsidiaries and others with whom business relationships exist, and (iv) maintain the deposits of the Company and its Subsidiaries. Without limiting the generality of any of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Cathay, the Company shall not and shall cause its Subsidiaries not to:

      (a) declare or pay any dividends on, or make other distributions in respect of, any shares of their capital stock; provided that the Company will at the request of Cathay cause NAB to, no later than the second Business Day prior to the Closing Date, declare a special dividend in an amount equal to the lesser of (I) the maximum permitted by applicable law or (II) the amount that together with cash on hand at the Company will be sufficient to discharge all indebtedness outstanding under the Credit Facility Agreement, dated September 27, 2005, between JPMorgan Chase Bank, N.A. and the Company, as it may be amended or modified from time to time (the "Credit Facility"), and to pay any related fees and expenses in connection therewith or in connection with this Agreement and the transactions contemplated hereby;

      (b) (i) split, combine or reclassify any shares of Company Capital Stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock; (ii) repurchase, redeem or otherwise acquire any of shares of Company Capital Stock, or any securities convertible into or exercisable for any shares of Company Capital Stock; or (iii) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien or authorize or propose the issuance, delivery, sale, pledge or encumbrance of or the imposition of any Lien on, any shares of Company Capital Stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any shares of Company Capital Stock, or enter into any agreement with respect to any of the foregoing;

      (c) amend its Certificate of Incorporation, Bylaws or other similar governing documents;

      (d) make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $50,000 individually or $300,000 in the aggregate;

      (e) enter into any new line of business;

      (f) (i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, including without limitation any loan portfolios or pools, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practice; or (ii) open, close, sell or acquire any branches;

      (g) except as set forth in the Company Disclosure Schedule, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for the obligations of any person, or pledge or otherwise encumber or dispose of any assets of the Company or its Subsidiaries, except in the ordinary course of business consistent with past practice; provided, however, that in no event shall any such indebtedness or obligations (excluding, however, NAB deposits) be for a period exceeding six
(6) months;

      (h) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

      (i) change its methods of accounting in effect at December 31, 2005, including without limitation its methods of accounting for any expense, asset, transaction, gain, income, Tax, loss, deposits or any other item that may be properly taken into account in calculating Company net worth, loan and lease losses and core deposits, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company's independent auditors;

      (j) (i) except as required by applicable law or as required to maintain qualification pursuant to the Code or as contemplated by this Agreement, adopt, amend, renew, enter into or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, arrangement, plan or policy between the Company or its Subsidiaries and any of their current or former directors, officers or employees or any prospective director, officer or employee; (ii) except for normal increases in the ordinary course of business consistent with past practice (and only with respect to employees who are not officers or directors), except as required by applicable law and except as set forth in the Company Disclosure Schedule, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay (or accelerate the vesting of) any payment or benefit not required by any Plan or agreement as in effect as of the date hereof, provided that permitted increases in compensation or fringe benefits shall in no event be more than the lesser of $5,000 per employee or 5.0% of the applicable employee's annual base salary;
(iii) make any equity or equity-based grants or allocations under any Plan (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

      (k) other than in the ordinary course of business consistent with past practice, purchase, acquire, sell, license, lease, encumber, assign or otherwise dispose of, any loans, loan pools, loan portfolios, participation or other interests in loans;

      (l) other than in the ordinary course of business consistent with past practice, purchase, acquire, sell, license, lease, encumber, assign or otherwise dispose of any of the Company's or NAB's material assets, properties or other material rights or agreements;

      (m) file any application to establish, relocate or terminate the operations of any banking office of the Company or NAB;

      (n) create, renew, amend or terminate, fail to perform any material obligations under, waive or release any material rights under or give notice of a proposed renewal, amendment, waiver, release or termination of, any material contract, agreement or lease for office space to which it is a party or by which it or its properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

      (o) except pursuant to written agreements in effect on the date hereof and previously provided to Cathay, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice;

      (p) make, change or revoke any material election concerning Taxes (other than an election that is required by law to be made periodically and is made consistent with past practice and that does not materially increase any liability for Taxes), file any amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, settle any material Tax claim or assessment, surrender any right to claim a refund of a material amount of Taxes, obtain any Tax ruling or consent to any waiver or extension of the statute of limitations for the assessment of Taxes;

      (q) take any action, or omit to take any action, the taking or omission of which would reasonably be expected to prevent either the Merger or the Subsequent Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code;

      (r) pay, discharge, settle, compromise or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), including taking any action to settle or compromise any material litigation, other than the payment, discharge, settlement, compromise or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, its most recent consolidated financial statements (or the notes thereto), or incurred since December 31, 2005 in the ordinary course of business consistent with past practice; provided, however, that the Company will at the request of Cathay cause NAB to, no later than the second Business Day prior to the Closing Date, repay all indebtedness outstanding from the Chicago Federal Home Loan Bank;

      (s) enter into any transaction outside the ordinary course of business consistent with past practice, including (i) the purchase of certificates of deposit from brokers or other third parties, (ii) the offering or payment of rates of interest on deposit accounts materially different than the Company's past practice or current market rates, (iii) the entry into any material contracts, and (iv) the purchase or sale of investment securities unless such transaction (A) is prudent, necessary, consistent with the Company's written investment policies and its 2005 budget, duly approved by senior management of the Company, and, if involving a purchase, is limited to investment-grade securities, (B) does not cause the weighted average duration of the Company's investment securities portfolio to exceed that portfolio's weighted average duration as of May 31, 2006, and (C) will not cause the balance of the Company's investment securities portfolio to exceed the Company's May 31, 2006 reforecast for the month of the Closing;

      (t) except as required by law or permitted by this Agreement, disclose confidential information of the Company or its Subsidiaries to a third party without requiring such third party to be bound by customary confidentiality obligations; or

      (u) authorize, commit or agree to do any of the foregoing actions.

      6.2 COVENANTS OF CATHAY. Except as otherwise contemplated by this Agreement or consented to in writing by the Company, during the period from the date of this Agreement to the Effective Time, Cathay shall not, and shall not permit Cathay Bank or any of Cathay's other Subsidiaries to:

      (a) take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

      (b) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approvals or the consummation of the Merger;

      (c) take any action, or omit to take any action, the taking or omission of which would reasonably be expected to prevent either the Merger or the Subsequent Merger from qualifying as a reorganization within the meaning of
Section 368(a) of the Code; or

      (d) authorize, or commit or agree to do any of the foregoing.

      6.3 COVENANTS OF BOTH THE COMPANY AND CATHAY.

      (a) The Company and Cathay agree that they will report in their respective federal income Tax Returns for the taxable period including the Closing Date that the Merger qualified as a reorganization under Section 368(a) of the Code, and will properly file with their federal income Tax Returns all information required by Treasury Regulations Section 1.368-3. No party hereto, unless required by law, will take any Tax reporting position inconsistent with the characterization of the Merger as a reorganization under Section 368(a) of the Code.

      (b) No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. No party will take any action that would cause the transactions contemplated by this Agreement not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

                                  ARTICLE VII

                              ADDITIONAL AGREEMENTS

      7.1 REGULATORY MATTERS.

      (a) Cathay shall prepare and file no later than thirty (30) days after the date hereof such regulatory filings as are applicable to the Merger. The Company shall take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, each as may be amended, all action necessary to convene an appropriate meeting of shareholders of the Company to consider and vote upon the approval of this Agreement and any other matters required to be approved by the Company's shareholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), as promptly as practicable after the date hereof and after SEC review of the S-4 Registration Statement has been completed and the S-4 Registration Statement has been declared effective. The Company's Board of Directors shall recommend such approval, and the Company shall take all reasonable lawful action to solicit such approval by its shareholders, subject to the Board's fiduciary duties under applicable law.

      (b) Cathay shall file with the SEC no later than thirty (30) days hereafter, the S-4 Registration Statement covering the Cathay Common Stock to be issued pursuant to the Merger ("S-4 Registration Statement") and shall use its reasonable best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of the Agreement, to keep the same effective and, if necessary, amend and supplement the same. The S-4 Registration Statement shall include a Proxy Statement / Prospectus ("Proxy Statement") thereto reasonably acceptable to Cathay and the Company, prepared by Cathay, with the assistance of the Company and the Company's counsel, for use in connection with the meeting of shareholders of the Company referred to in
Section 7.1(a) of this Agreement, all in accordance with the rules and regulations of the SEC. In advance of filing the S-4 Registration Statement, Cathay shall provide the Company and its counsel with a copy of the S-4 Registration Statement and provide an opportunity to comment thereon, and thereafter shall promptly advise the Company and its counsel of any material communication received by Cathay or its counsel from the SEC with respect to the S-4 Registration Statement. The description of Cathay and of the terms and conditions of this Agreement contained in the Proxy Statement shall be subject to consultation with Cathay. Each of the Company and Cathay shall cooperate and shall instruct their respective agents, attorneys and accountants to cooperate in the preparation and filing of the S-4 Registration Statement and Proxy Statement. The Company shall distribute the Proxy Statement to its shareholders not more than three (3) business days after the S-4 Registration Statement becomes effective ("Proxy Statement Distribution Date").

      (c) The Company and Cathay shall use reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

      (d) Each of the Company and Cathay agrees, as to itself and its Subsidiaries that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 Registration Statement and the Proxy Statement shall, at the time the S-4 Registration Statement and each amendment thereto, if any, becomes effective or any supplement thereto is provided to Company's shareholders, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and
(ii) the Proxy Statement and any supplement thereto will, at the date of mailing to the Company's shareholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which such statement is made, not misleading. Each of the Company and Cathay further agrees that if it shall become aware prior to the Effective Time of any information that would cause any of the statements in the S-4 Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the S-4 Registration Statement or the Proxy Statement.

      (e) Cathay shall advise the Company, promptly after Cathay receives notice thereof, of the time when the S-4 Registration Statement has been declared effective, of the issuance of any stop order or the suspension of a qualification of the Cathay Common Stock for offering or sale in any jurisdiction or of the S-4 Registration Statement, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 Registration Statement or for additional information.

      (f) Without limiting the foregoing, the parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties or Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions thereof. The Company and Cathay shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information and the right of each party to withhold information its Board of Directors reasonably determines in good faith should be withheld for reasons of privacy, confidentiality or fiduciary duty, all the information relating to the Company, its Subsidiaries, Cathay or Cathay's Subsidiaries, including Cathay Bank, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties or Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated hereby.

      (g) Each of Cathay and the Company shall, upon request, subject to applicable laws relating to the exchange of information and the right of each party to withhold information its Board of Directors reasonably determines in good faith should be withheld for reasons of privacy, confidentiality or fiduciary duty, furnish each other with all information concerning itself and its Subsidiaries, if any, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 Registration Statement, the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Cathay, the Company, its Subsidiaries or any of Cathay's Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

      (h) Cathay and the Company shall promptly furnish each other with copies of non-confidential written communications received by Cathay or the Company, as the case may be, or any of Cathay's Subsidiaries, from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated by this Agreement.

      (i) Cathay has no obligation to file a registration statement with the SEC with respect to the resale of the shares of Cathay Common Stock to be issued hereunder by any person.

      (j) Not later than the fifteenth (15th) day prior to the Proxy Statement Distribution Date, the Company shall deliver to Cathay a schedule of each person that, to the best of the Company's knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of it (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act. The Company shall use its reasonable efforts to cause each Company Affiliate to execute and deliver to Cathay and the Company on or before the Effective Time an affiliate agreement in substantially the form attached hereto as Exhibit A.

      (k) Certificates representing the shares of Cathay Common Stock to be issued to Company Affiliates pursuant to this Agreement may be subject to stop transfer orders and a restrictive legend which confirm and state that such certificates representing such shares have been issued or transferred to the registered holder as the result of a transaction to which Rule 145 under the Securities Act applies, and that such shares may not be sold, hypothecated, transferred or assigned, and the issuer or its transfer agent shall not be required to give effect to any attempted sale, hypothecation, transfer or assignment, except (i) pursuant to a then current effective registration statement under the Securities Act, (ii) in a transaction permitted by Rule 145, or (iii) in a transaction which, in an opinion of such holder's counsel in form and substance reasonably satisfactory to Cathay, or as described in a "no action" or interpretive letter from the staff of the SEC, is not required to be registered under the Securities Act.

      7.2 NO SOLICITATION BY THE COMPANY.

      (a) The Company shall, and the Company shall direct and use its reasonable efforts to cause the Company's affiliates, directors, officers, employees, agents and representatives (including without limitation any investment banker, financial advisor, attorney, accountant or other representative retained by the Company) to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any Acquisition Proposal. From the date of this Agreement through the Effective Time or the earlier termination of this Agreement, the Company shall not, nor shall it authorize or permit any of the Company's directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly through another person,
(i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) except in accordance with Section 9.1(f) hereof, enter into any agreement with respect to an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal, or (iv) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, that prior to the twentieth (20th) day after the Proxy Distribution Date, if, and only to the extent that, the Board of Directors of the Company determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would reasonably be expected to breach the Board's fiduciary duties under applicable law, the Company may, in response to a bona fide written Acquisition Proposal not solicited in violation of this Section 7.2(a) that the Board of Directors of the Company believes in good faith constitutes a Superior Proposal, subject to providing forty-eight (48) hours prior written notice to Cathay of the Board's decision to take such action and identifying the person making the proposal and all the material terms and conditions of such proposal (the "Company Notice") and compliance with Section 7.2(b) hereof, following delivery of the Company Notice, (1) furnish information with respect to the Company to any person making such a Superior Proposal pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) on terms no more favorable to such person than the terms contained in any such agreement between the Company and Cathay, and (2) participate in discussions or negotiations regarding such a Superior Proposal.

      (b) In addition to the obligations of the Company set forth in Section 7.2(a) hereof, the Company shall promptly advise Cathay orally and in writing of any Acquisition Proposal (or any inquiry which could lead to an Acquisition Proposal) and keep Cathay informed, on a current basis, of the continuing status thereof and shall contemporaneously provide to Cathay all materials provided to or made available to any third party by the Company which were not previously provided to Cathay.

      (c) Notwithstanding anything herein to the contrary, the Company and its Board of Directors shall be permitted to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act.

      7.3 ACCESS TO INFORMATION.

      (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Cathay, access, during normal business hours during the period commencing on the date hereof and prior to the Effective Time, to all of the Company's and its Subsidiaries' properties, books, contracts, loan files, commitments, records, officers, employees, accountants, counsel and other representatives, and, during such period, the Company shall make available to Cathay all information concerning the Company's and its Subsidiaries' businesses, properties and personnel as Cathay may reasonably request and shall provide Cathay with such assistance as Cathay may reasonably request in planning and implementing transition arrangements

(including with respect to the retention of officers and employees). The Company shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company's or its Subsidiaries' customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement, provided that the Company delivers to Cathay a written log notifying Cathay of the existence of, and the basis for the Company's withholding of, such information. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

      (b) From and after the date hereof until the Effective Time or the earlier termination of this Agreement, the Company shall (i) invite a suitable representative of Cathay, at Cathay's sole expense, to observe all non-confidential portions of the Company's and NAB's Board of Directors (and audit committee thereof) and shareholders meetings (and shall provide such representative notice of such meetings and, subject to the restrictions set forth in Section 7.3(a), copies of any materials distributed to directors, committee members and shareholders relating to non-confidential portions of such meetings) and, subject to the prior written consent of any applicable regulatory authority, any regulatory examination exit briefings, and (ii) cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Cathay and to report the general status of the ongoing operations of the Company and its Subsidiaries. In connection therewith, Cathay shall have the right of full review on any new loan extended by the Company or NAB in a principal amount in excess of $750,000. Cathay and the Company, as the case may be, will promptly notify the other party of any material change in the normal course of business or in the operation of their respective properties and of the existence or progress in resolution of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving them, and will keep the other party fully informed of such events, including without limitation, the exit briefing at the conclusion of any regulatory examination.

      (c) No investigation by Cathay or its representatives shall affect the representations, warranties, covenants or agreements of the Company set forth herein.

      7.4 CONFIDENTIALITY. All confidential information furnished to the parties in connection with the transactions contemplated hereby shall be subject to, and the recipient of such information shall hold all such information in strictest confidence.

      7.5 NOTIFICATION OF CERTAIN MATTERS. Each of Cathay and the Company shall give prompt notice to the other (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, however, that the delivery of any notice pursuant to this Section 7.5 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VIII of this Agreement or otherwise limit or affect the remedies available to any such party hereunder.

      7.6 EMPLOYEE BENEFIT PLANS.

      (a) For two years following the Closing, Cathay shall not reduce the salary, base hourly wage rate, or bonus opportunity of any employee of the Company or its Subsidiaries below the rate in effect immediately prior to the Closing; provided, however, that nothing contained herein shall require Cathay or any of its Subsidiaries to employ any employee of the Company or its Subsidiaries following the Closing or limit Cathay and its Subsidiaries ability to terminate the employment of any employee of the Company or its Subsidiaries.

      (b) As soon as practicable after the Closing, employees of the Company and the Subsidiaries shall become eligible to participate in Cathay's Plans, on the same terms and conditions that apply to Cathay's similarly situated employees. Cathay will:

          (i) waive all pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions under any Plan (which is a welfare plan under ERISA Section 3(1)) for such employees after the Closing Date to the extent such employees would not have been subject to such requirements or provisions under the Company's Plans;

          (ii) either (x) use commercially reasonable efforts to cause its insurers to apply toward any deductible requirements and out-of-pocket maximum limits under its Plans any similar amounts paid (or accrued) by each employee under the Company's or its Subsidiaries' Plans during the current plan year or (y) if the actions described in (x) are not possible, continue to maintain the Company's or its Subsidiaries' Plans and provide these benefits for the remainder of such Plans' current plan year;

          (iii) recognize for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under its Plans, including vacation, paid-time-off and severance plans, the service of any employee with the Company or its Subsidiaries prior to the Closing Date; and

          (iv) be responsible for satisfying obligations under ERISA Section 601 et seq. and Code Section 4980B to provide continuation coverage to any employee with respect to any qualifying event which occurs on or after the Closing Date.

      (c) If Cathay terminates the employment of any individual employed by the Company or its Subsidiaries on the Closing (other than Benjamin Wong or Lloyd Gibson) for other than Cause within one year following the Closing, Cathay shall provide such individual with the severance pay as described in Cathay's severance policy in effect on the Closing. The Company agrees that if requested by Cathay it will, immediately prior to the Effective Time, terminate without Cause those individuals identified by Cathay and any of those individuals shall be entitled to the same severance from Cathay pursuant to this Section 7.6(c) as if they had been terminated by Cathay after the Closing. For this purpose, "Cause" means the employee's material misconduct, inability or refusal to perform his or her job responsibilities, or conviction of a felony.

      (d) Cathay shall honor the existing agreements and arrangements set forth on Section 7.6(d) of the Company Disclosure Schedule.

      (e) Nothing in this Section is intended to confer upon any person (other than the parties hereto or thereto) any rights or remedies hereunder.

      7.7 INDEMNIFICATION.

      (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or its Subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of the Company or its Subsidiaries or any of their predecessors or affiliates, or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Cathay shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Cathay; provided, however, that (1) Cathay shall have the right to assume the defense thereof and upon such assumption Cathay shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Cathay elects not to assume such defense or counsel for the Indemnified Parties reasonably advises Cathay that there are issues which raise conflicts of interest between Cathay and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Cathay, and Cathay shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Cathay shall advance funds and in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, provided however that Cathay shall advance funds to multiple counsel if one firm of counsel cannot represent multiple Indemnified Parties because of conflicts of interest, (3) Cathay shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (4) Cathay shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 7.7, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Cathay thereof, provided that the failure to so notify shall not affect the obligations of Cathay under this Section 7.7 except to the extent such failure to notify prejudices Cathay. Cathay's obligations under this
Section 7.7 shall continue in full force and effect for an unlimited period of time following the Effective Time.

      (b) Prior to Closing, NAB may purchase a "tail policy" covering persons serving as officers and directors of the Company or its Subsidiaries immediately prior to the Effective Time for a period of up to five (5) years from the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such (the "D&O Policy").

      (c) In the event Cathay or its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Cathay assume the obligations set forth in this Section 7.7.

      (d) The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

      7.8 REASONABLE EFFORTS; ADDITIONAL AGREEMENTS.

      (a) Subject to the terms and conditions of this Agreement, each of Cathay and the Company agrees to cooperate fully with each other and to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger and the other transactions contemplated by this Agreement, including using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger and the other transactions contemplated by this Agreement.

      (b) The Company agrees to use its reasonable efforts from the date of this Agreement to the Closing to assist Cathay and Cathay Bank in retaining all employees and customers of the Company and its Subsidiaries.

      (c) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the officers and directors of each party to this Agreement and their respective Subsidiaries, if any, shall take all such necessary action as may be reasonably requested by Cathay.

      (d) The Company agrees to use commercially reasonable efforts to cooperate with Purchaser to, if requested in writing by Purchaser, (a) form or cause NAB to form, on or prior to the Closing, one or more new wholly-owned Subsidiaries and (b) executing any documents, agreements and instruments and taking such other actions as may be reasonably required to transfer such loans or other assets or liabilities of NAB to such Subsidiaries all in such order, form and substance as reasonably requested by Purchaser.

      7.9 ENVIRONMENTAL/UNDISCLOSED LIABILITIES POOL. Notwithstanding anything herein to the contrary, to the extent that the representations and warranties in Sections 4.16 and 4.24, as qualified by the Company Disclosure Schedule, contain any untrue statements, and the potential liability of the Company or its Subsidiaries (or, following the Merger, Cathay) based on the subject of such untrue statements is not reasonably likely to exceed $250,000 in the aggregate, such representations and warranties shall be deemed to be true and correct and the Company shall not be deemed to have breached them. This Section 7.9 shall apply for all purposes of this Agreement, including for purposes of Section 8.2(a) and Article IX.

      7.10 LISTING OF SHARES. Cathay shall use all reasonable efforts to cause the shares of Cathay Common Stock issuable in the Merger to be approved for listing on the Nasdaq National Market.

      7.11 FILING AND OTHER FEES. All filing and other fees paid to the SEC or any Government Entity in connection with the Merger and the transactions contemplated by this Agreement and the costs and expenses of printing and mailing the Proxy Statement shall be borne by Cathay.


                                 ARTICLE VIII

                              CONDITIONS PRECEDENT

      8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

      (a) SHAREHOLDER APPROVAL. The Company shall have obtained the Shareholder Approval.

      (b) REGULATORY APPROVALS. All regulatory approvals and the Securities Laws Filings and Approvals required to consummate the Merger or other transactions contemplated hereby (but specifically excluding the Subsequent Merger) shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

      (c) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or other transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restricts or makes illegal the consummation of the Merger or the other transactions contemplated hereby.

      8.2 CONDITIONS TO OBLIGATIONS OF CATHAY. The obligation of Cathay to consummate the Merger is also subject to the satisfaction or waiver by Cathay at or prior to the Effective Time of the following conditions:

      (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), and Cathay shall have received a certificate, dated the Closing Date, signed on behalf of the Company by either the Chief Executive Officer, the Chief Financial Officer or Chairman of the Company to such effect.

      (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Cathay shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

      (c) CONSENTS UNDER AGREEMENTS. All consents and approvals of all persons (other than the Governmental Entities) required for consummation of the Merger and the other transactions contemplated hereby shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Cathay. For the avoidance of doubt, it shall be a condition to Closing that the Company obtain the necessary consents and approvals to repay the Credit Facility at the Closing without premium or penalty, which consents and approvals shall be in full force and effect.

      (d) COMPANY NET WORTH. At the Closing, the net worth of the Company shall be not less than the Company Closing Net Worth. For purposes of this condition, the net worth of the Company shall exclude (i) the after-tax effect of any expense related to the Agreement and the transactions contemplated hereby, (ii) the after-tax effect of any gain or loss from the sale of assets by the Company in 2005 or 2006 in the ordinary course of business consistent with its past practices, and (iii) any change in the "Accumulated Other Comprehensive Income
(Loss), Net of Tax" line on the Company's balance sheet after May 31, 2006, all as set forth in a balance sheet of the Company as of the end of the month preceding the Closing Date, prepared in accordance with GAAP, and the format of such balance sheet of the Company to be delivered as of the end of the month preceding the Closing Date is attached hereto as Schedule 8.2(d).

      (e) CORE DEPOSITS. The balance of core deposits at Closing shall be no less than $78,800,000 in the aggregate. Core deposits for purposes of this
Section 8.2(e) is defined as non-interest bearing, interest bearing checking, money-market, savings, and certificates of deposit (which are less than $100,000 and the owners of whom reside in NAB's market area) accounts, and excludes real estate tax escrow accounts.

      (f) TAX OPINION. Cathay shall have received from its counsel, Wachtell, Lipton, Rosen & Katz, an opinion dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. The parties to this Agreement agree to execute and deliver to such counsel representation letters containing such reasonable representations as may be requested by such counsel for the purpose of rendering such opinion, and the receipt of such representation letters by such counsel shall be a condition to the issuance of its opinion.

      (g) NO PENDING GOVERNMENTAL ACTIONS. No proceeding initiated by any Governmental Entity seeking an Injunction preventing the consummation of the Merger or other transactions contemplated hereby shall be pending.

      (h) EMPLOYMENT AGREEMENT. Cathay or Cathay Bank shall have entered into an employment agreement with Mr. Benjamin Wong in form and substance satisfactory to Cathay, reflecting the terms contained in the term sheet attached hereto as Exhibit B.

      8.3 CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

      (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Cathay set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date), and the Company shall have received a certificate, dated the Closing Date, signed on behalf of Cathay by the Chief Executive Officer and the Chief Financial Officer of Cathay to such effect.

      (b) PERFORMANCE OF OBLIGATIONS OF CATHAY. Cathay shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Cathay by the Chief Executive Officer and the Chief Financial Officer of Cathay to such effect.

      (c) CONSENTS UNDER AGREEMENTS. All consents and approvals of all persons (other than the Governmental Entities) required for consummation of the Merger, the Subsequent Merger and the other transactions contemplated hereby shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Cathay.

      (d) NO PENDING GOVERNMENTAL ACTIONS. No proceeding initiated by any Governmental Entity seeking an Injunction preventing the consummation of the Merger or other transactions contemplated hereby shall be pending.

      (e) TAX OPINION. The Company shall have received from its counsel, Schiff Hardin LLP, an opinion dated as of the Closing Date to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. The parties to this Agreement agree to execute and deliver to such counsel representation letters containing such reasonable representations as may be requested by such counsel for the purpose of rendering such opinion, and the receipt of such representation letters by such counsel shall be a condition to the issuance of its opinion.

      8.4 FRUSTRATION OF CLOSING CONDITIONS. Neither Cathay nor the Company may rely on the failure of any condition set forth in Section 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use its reasonable efforts to consummate the

Merger or the other transactions contemplated by this Agreement, as required by and subject to Section 7.8(a).

                                   ARTICLE IX

                            TERMINATION AND AMENDMENT

      9.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of the Company of the matters presented in connection with the Merger:

      (a) by mutual consent of Cathay and the Company;

      (b) by either Cathay or the Company upon written notice to the other party
(i) thirty (30) days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the thirty (30)-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, (ii) after Cathay and the Company have performed their respective obligations under Section 7.1 of this Agreement with respect to the Securities Laws Filings and Approvals, the SEC informs Cathay that the SEC will not declare effective the S-4 Registration Statement, or (iii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b) if such denial, request, recommendation for withdrawal, SEC position, order, injunction or prohibition shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein.

      (c) by either Cathay or the Company if the Merger shall not have been consummated on or before the Final Date, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

      (d) by either Cathay or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither Cathay nor the Company shall have the right to terminate this Agreement pursuant to this
Section 9.1(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of a representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of a representation or warranty by Cathay);

      (e) by either Cathay or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the non-terminating party, which breach shall not have been cured within thirty
(30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing;

      (f) by the Company prior to the twenty-fifth (25th) calendar day following the Proxy Statement Distribution Date in the event that the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to the Company and to the Company's shareholders under applicable law; provided, however, that the Board of Directors of the Company may terminate this Agreement pursuant to this
Section 9.1(f) solely to concurrently enter into a definitive acquisition agreement or other similar agreement related to a Superior Proposal; and provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(f) only after the fifth (5th) day following Cathay's receipt of written notice advising Cathay that the Board of Directors of the Company is prepared to accept a Superior Proposal, and only if, during such five (5)-day period, if Cathay so elects, the Company and its advisors shall have negotiated in good faith with Cathay to make such adjustments in the terms and conditions of this Agreement as would enable Cathay to proceed with the transactions contemplated herein on such adjusted terms.

      (g) by Cathay, if the Company does not obtain the Shareholder Approval at the Company Meeting.


      9.2 EFFECT OF TERMINATION.

      (a) In the event of termination of this Agreement by any party as provided in Section 9.1, this Agreement shall forthwith become null and void and have no effect except that (i) Sections 7.4, 9.2 and 10.3 hereof shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

      (b) (i) If Cathay terminates this Agreement under Section 9.1(d) or 9.1(e) hereof for a willful material breach of this Agreement by the Company, and Cathay is not itself in material breach of this Agreement or the Company terminates this Agreement under Section 9.1(f), the Company shall pay to Cathay a termination fee equal to $1,650,000 by wire transfer of same day immediately available funds on the date of such termination. The Company and Cathay agree that the agreement contained in this Section 9.2(b)(i) is an integral part of the transactions contemplated by this Agreement and constitutes liquidated damages and not a penalty.

      9.3 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company's shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed by duly authorized representatives on behalf of each of the parties hereto.

      9.4 EXTENSION; WAIVER. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of its agreements contained herein, or waive compliance with any of the conditions to its obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed by duly authorized representatives on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                   ARTICLE X

                               GENERAL PROVISIONS

      10.1 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

      10.2 EXPENSES. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

      10.3 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a)  if to Cathay, to:

           Cathay General Bancorp
           777 N. Broadway
           Los Angeles, CA 90012
           Attention: Corporate Secretary

           with copies (which shall not constitute notice to Cathay) to:

           Wachtell, Lipton, Rosen & Katz
           51 West 52nd Street
           New York, NY 10019
           Attention:  Edward D. Herlihy, Esq.
                       Craig M. Wasserman, Esq.

      (b)  if to the Company, to:

           New Asia Bank
           222 West Cermack Road
           Chicago, IL 60616

           Attention:  Mr. Benjamin Wong, Chairman

           with copies (which shall not constitute notice to the Company) to:

           Schiff Hardin LLP
           6600 Sears Tower
           Chicago, Illinois 60606
           Attention: Christopher J. Zinski, Esq.

      10.4 INTERPRETATION. Whenever the term "person" is used in this Agreement, it shall be construed broadly to include any person or entity of any kind. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the term "knowledge" is used in this Agreement, it means the actual knowledge of after reasonable inquiry of Ben Wong (Chairman), Lloyd Gibson (President) or Ed Sevik (Chief Financial Officer). The terms, "Section," "Schedule" and "Exhibit" refer to sections and schedules exhibits attached to, this Agreement, respectively. The terms "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement as a whole, including all exhibits and schedules hereto. The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the introductory paragraph of this Agreement. Terms defined in the singular have a comparable meaning when used in the plural and vice versa. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

      10.5 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      10.6 ENTIRE AGREEMENT. This Agreement, together with all exhibits, schedules and other attachments hereto (including the documents and the instruments referred to herein and therein, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. Notwithstanding the foregoing, any provision of any other document or instrument referred to herein that conflicts with any provision of this Agreement shall be superseded by the provisions hereof.

      10.7 GOVERNING LAW. The formation, construction, and performance of this Agreement, including the rights and duties of the parties hereunder, shall be construed, interpreted, governed, applied and enforced in accordance with the laws of the State of Delaware applicable to agreements entered into and performed entirely in the State of Delaware by residents thereof, without regard to any provisions thereof relating to conflicts of laws among different jurisdictions. Each of the parties consents that all such service of process may be made by delivery of the summons and complaint by certified or registered mail, return receipt requested, or by messenger, directed to it at the address of its agent set forth herein, and that service so made shall be deemed to have been made as of the date of the receipt indicated in the certification, signed and returned postal receipt, or other proof of service applicable to the method of service employed.

      10.8 ENFORCEMENT OF AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in Section 7.4 of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.4 of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      10.9 SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      10.10 PUBLICITY. Except as otherwise required by law or by the rules of the Nasdaq Stock Market's National Market, so long as this Agreement is in effect, neither Cathay nor the Company shall, nor shall Cathay or the Company permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other parties hereto, which consent shall not be unreasonably withheld, delayed or conditioned.

      10.11 ASSIGNMENT; NO THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      10.12 FAX SIGNATURES. Any signature page hereto delivered by a fax machine or telecopy machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

                 [remainder of page intentionally left blank]

      IN WITNESS WHEREOF, Cathay and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                               CATHAY GENERAL BANCORP

                               By: /s/ Dunson Cheng

                               Name:   Dunson Cheng
                               Title:  President



                               NEW ASIA BANCORP, INC.

                               By: /s/ Benjamin Wong

                               Name:   Benjamin Wong
                               Title:  Chairman

                                   APPENDIX I

                                  DEFINITIONS

      As used in this Agreement, the following terms shall have the definitions set forth herein:

      (a) "Acquisition Proposal" means any inquiry, proposal or offer, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any person relating to any (i) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of the Company or any of its Subsidiaries, (ii) direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of the Company, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning a substantial interest in any class of equity securities of the Company, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

      (b) "Acquisition Transaction" means a (i) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or assets of the Company or its Subsidiaries, (ii) direct or indirect acquisition or purchase of any class of equity securities representing ten percent (10%) or more of the voting power of the Company, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning a substantial interest in any class of equity securities of the Company, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

      (c) Audit" has the meaning given such term in Section 5.15(a) hereof.

      (d) "Average Closing Price" means the average of the daily closing price of a share of Cathay Common Stock as reported on the Nasdaq National Market during the ten (10) consecutive trading days preceding the fifth (5th) business day prior to the Effective Time.

      (e) "Cash Election Shares" means shares of Company Capital Stock with respect to which a Cash Election or Combination Cash Election has been made and any shares of Company Capital Stock owned by Cathay immediately prior to the Effective Time.

      (f) "Cash Election" has the meaning given such term in Section 2.2(a) hereof.

      (g) "Cathay" means Cathay General Bancorp, a Delaware corporation.

      (h) "Cathay Capital Stock" means Cathay Common Stock and Cathay Preferred Stock, collectively.

      (i) "Cathay Common Stock" means common stock of Cathay, par value $0.01 per share.

      (j) "Cathay Disclosure Schedule" has the meaning given such term in
Section 3.1 hereof.

      (k) "Cathay Reports" has the meaning given such term in Section 5.10 hereof.

      (l) "Certificate" has the meaning given such term in Section 2.1(b) hereof.

      (m) "Closing" has the meaning given such term in Section 1.3(a) hereof.

      (n) "Closing Date" has the meaning given such term in Section 1.3(a) hereof.

      (o) "Closing Net Worth" means $11,235,942.

      (p) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

      (q) "Combination Cash Election" has the meaning given such term in Section 2.2(a) hereof.

      (r) "Combination Stock Election" has the meaning given such term in
Section 2.2(a) hereof.

      (s) "Company Advisor" has the meaning given such term in Section 4.7 hereof.

      (t) "Company Affiliate" has the meaning given such term in Section 7.1(k) hereof.

      (u) "Company Capital Stock" means the capital stock of the Company, par value $5.00.

      (w) "Company Contract" has the meaning given such term in Section 4.15(a) hereof.

      (x) "Company Disclosure Schedule" has the meaning given such term in
Section 3.1 hereof.

      (y) "Company Meeting" has the meaning given such term in Section 7.1(a) hereof.

      (a) "Company Notice" has the meaning given such term in Section 7.2(a).

      (aa) "Consents" has the meaning given such term in Section 4.3(a).

      (bb) "Converted Cash Election Share" has the meaning given such term in
Section 2.2(c)(i)(C) hereof.

      (cc) "Converted Stock Election Shares" has the meaning given such term in
Section 2.2(c)(ii)(B) hereof.

      (dd) "DGCL" means the Delaware General Corporation Law.

      (ee) "Delaware Certificate" has the meaning given such term in Section 1.3(b) hereof.

      (ff) "Derivative Transaction" means any transaction involving a derivative instrument within the scope of Financial Accounting Standards Board Statement 133, including without limitation any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

      (gg) "Dissenting Shares" has the meaning given such term in Section 1.5(d) hereof.

      (hh) "DPC Shares" has the meaning given such term in Section 1.5(c) hereof.

      (ii) "Effective Time" has the meaning given such term in Section 1.3(b) hereof.

      (jj) "Election" shall have the meaning given such term in Section 2.2(a) hereof.

      (kk) "Election Deadline" shall have the meaning given such term in Section 2.2(b) hereof.

      (ll) "Election Form" shall have the meaning given such term in Section 2.2(a) hereof.

      (mm) "Election Form Record Date" shall have the meaning given such term in
Section 2.2(a) hereof.

      (nn) "Environmental Laws" has the meaning given such term in Section 4.16(a) hereof.

      (oo) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      (pp) "ERISA Affiliate" has the meaning given such term in Section 4.11(a) hereof.

      (qq) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      (rr) "Exchange Agent" has the meaning given such term in Section 2.1(a).

      (uu) "Exchange Ratio" means that number of shares of Cathay Common Stock as shall be obtained by dividing the Per Share Cash Consideration by the Average Closing Price, rounded to the nearest one-ten-thousandth (1/10,000).

      (vv) "FDIC" means the Federal Deposit Insurance Corporation.

      (ww) "FDIC Application" has the meaning given such term in Section 4.4 hereof.

      (xx) "Final Date" means nine months from the date hereof.

      (yy) "FRB" means the Federal Reserve Board.

      (zz) "FRB Application" has the meaning given such term in Section 4.4 hereof.

      (aaa) "GAAP" means generally accepted accounting principles.

      (bbb) "Governmental Entity" has the meaning given such term in Section 4.4 hereof.

      (ccc) "Hazardous Materials" means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials.

      (ddd) "Indemnified Parties" has the meaning given such term in Section 7.7(a) hereof.

      (eee) "Injunction" has the meaning given such term in Section 8.1(c) hereof.

      (fff) "Lien" has the meaning given such term in Section 4.3(b) hereof.

      (ggg) "Loan Property" means any property with respect to which the Company or any of its Subsidiaries holds a security interest (as defined in 42 U.S.C. ss. 9601(20)(G)(vi)), as collateral for a loan or other extension of credit, and, where required by the context, said term means the owner or operator of such property.

      (hhh) "Loans" has the meaning given such term in Section 4.20(a) hereof.

      (iii) "Mailing Date" has the meaning given such term in Section 2.2(a) hereof.

      (jjj) "Material Adverse Effect" means with respect to a person, an effect which (i) is materially adverse to the business, results of operations or financial condition of such person and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (A) any change in banking or similar laws, rules, regulations or policies of general applicability or interpretations thereof by courts or governmental authorities, (B) any change in GAAP or regulatory accounting principles, in each case which affects banks, thrifts or their holding companies generally, (C) events, conditions or trends in economic, business or financial conditions generally or affecting banks, thrifts or their holding companies specifically (including changes in the prevailing level of interest rates), or (D) in the case of the Company, any action or omission of the Company taken with the prior written consent of Cathay, and in the case of Cathay, any action or omission of Cathay taken with the prior written consent of the Company; or (ii) materially impairs the ability of such person to consummate the transactions contemplated hereby.

      (kkk) "Maximum Stock Conversion Number" means the product of .60 and the number of outstanding shares of Company Capital Stock immediately prior to the Effective Time; provided, however, if the Average Closing Price, subject to adjustment for any split, combination, dividend or other distribution in Cathay Common Stock that occurs between the date of the Agreement and the Effective Time, is less than $30.92, then the Maximum Stock Conversion Number shall mean the product of .45 and the number of outstanding shares of Company Capital Stock immediately prior to the Effective Time.

      (lll) "Merger Consideration" has the meaning given such term in Section 1.5(a) hereof.

      (mmm) "Minimum Stock Conversion Number" means the product of .45 and the number of outstanding shares of Company Capital Stock immediately prior to the Effective Time.

      (nnn) "OSHA" means the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.

      (ooo) "Participation Facility" means any property with respect to which either (i) Company has "foreclosed" on a security interest held by it, or (ii) has been deemed to have "participated in the management" of such property as such terms are defined respectively in 42 U.S.C. ss. 9601(20)(E)(ii) and 42 U.S.C. ss. 9601(20)(F).

      (ppp) "Per Share Cash Consideration" has the meaning given such term in
Section 1.5(a).

      (qqq) "Per Share Stock Consideration" means that number of shares of Cathay Common Stock equal to the Exchange Ratio.

      (rrr) "Plan and Agreement of Merger" has the meaning given such term in
Section 1.3(b) hereof.

      (sss) "Plans," as it refers to the Company, has the meaning given such term in Section 4.11(a) hereof and is it refers to Cathay, means (i) each incentive compensation plan, deferred compensation plan and equity compensation plan; (ii) each "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); (iii) each "pension" plan, fund or program (within the meaning of Section 3(2) of ERISA); and (iv) each employment, termination or severance agreement as well as each other employee benefit plan, fund, program, agreement or benefit arrangement (collectively, the "Plans"), which is sponsored or maintained, or to which contributions are made or required to be made, by Cathay or any of its Subsidiaries, or by any trade or business (whether incorporated or not) which is a member of a controlled group of corporations with Cathay as defined in Section 414(b) or (c) of the Code, or an affiliated service group with Cathay as defined in Section 414(m) or (o) of the Code (an "ERISA Affiliate"), for the benefit of any current or former employee, director or consultant of Cathay or its Subsidiaries or any of their ERISA Affiliates.

      (ttt) "Proxy Statement" has the meaning given such term in Section 7.1(b) hereof.

      (uuu) "Proxy Statement Distribution Date" has the meaning given such term in Section 7.1(b).

      (vvv) "Regulatory Agency" has the meaning given such term in Section 4.5(a) hereof.

      (www) "Requisite Regulatory Approvals" has the meaning given such term in
Section 8.1(b) hereof.

      (xxx) "S-4 Registration Statement" has the meaning given such term in
Section 7.1(b) hereof.

      (yyy) "SEC" means the U.S. Securities and Exchange Commission.

      (zzz) "Securities Act" means the Securities Act of 1933, as amended.

      (aaaa) "SRO" means self-regulatory organization.

      (bbbb) "Securities Laws Filing and Approvals" means all filings to be made with, hearings to be conducted before, approvals to be provided by, permits to be issued by, and/or registrations to be made with the SEC in accordance with and pursuant to the provisions of Section 7.1 of this Agreement.

      (cccc) "State Banking Approvals and Notices" has the meaning given such term in Section 4.4 hereof.

      (dddd) "Stock Election" has the meaning given such term in Section 2.2(a) hereof.

      (eeee) "Stock Election Shares" means shares of Company Capital Stock with respect to which a Stock Election or Combination Stock Election has been made.

      (ffff) "Stock-Selected Undesignated Share" has the meaning given such term in Section 2.2(c)(i)(B) hereof.

      (gggg) "Subsidiary" means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions are at the time, directly or indirectly, owned by such party.

      (hhhh) "Superior Proposal" means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, one hundred percent (100%) of the combined voting power of the shares of capital stock of the Company then outstanding or all or substantially all of the assets of the Company and otherwise (i) on terms and conditions that the Board of Directors of the Company determines in its good faith judgment, following consultation with the Company Advisor, to be more favorable from a financial point of view to the Company's shareholders than the Merger, (ii) that constitutes a transaction that, in such Board of Directors' good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal, and (iii) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is highly likely to be obtained by such third party.

      (iiii) "Surviving Corporation" has the meaning given such term in Section
1.2 hereof.

      (jjjj) "Takeover Laws" has the meaning given such term in Section 4.4(b) hereof.

      (kkkk) "Takeover Provisions" has the meaning given such term in Section 4.4(b) hereof.

      (llll) "Tax Return" means any return, report, information return or other document (including any election, declaration, disclosure, schedule, estimates and related or supporting information) with respect to Taxes.

      (mmmm) "Tax" and "Taxes" means all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions to tax and additional amounts attributable thereto.

      (nnnn) "Trust Account Shares" has the meaning given such term in Section 1.5(c) hereof.

      (oooo) "Undesignated Shares" means those shares deemed to be Undesignated Shares under Sections 2.2(a) and 2.2(c)(v) hereof.

      (pppp) "USA PATRIOT Act" has the meaning given such term in Section 4.14(a) hereof.


                                       7
  NEW ASIA BANCORP, INC.

                                                                       EXHIBIT A

                          FORM OF AFFILIATE AGREEMENT



Cathay General Bancorp
777 N. Broadway
Los Angeles, CA 90012

Ladies and Gentlemen:

      The undersigned, a holder of __________ shares of common stock ("Company Common Stock") of New Asia Bancorp, Inc., a Delaware corporation registered under the Bank Holding Company Act of 1956 (the "Company"), is entitled to receive ___________ shares of common stock, par value $0.01 per share ("Cathay Common Stock"), of Cathay General Bancorp, a Delaware corporation registered under the Bank Holding Company Act of 1956, as amended ("Cathay"), in connection with the merger (the "Merger") of the Company and with and into Cathay pursuant to and in compliance with that certain Agreement and Plan of Merger by and between Cathay and the Company, dated as of July 6, 2006 (the "Merger Agreement"). The undersigned acknowledges that the undersigned may be deemed an "affiliate" of the Company within the meaning of Rule 145 ("Rule 145") promulgated under the Securities Act of 1933, as amended (the "Securities Act"), by the Securities and Exchange Commission (the "SEC"), although nothing contained herein should be construed as an admission of such fact, nor as a waiver of any right the undersigned may have to object to any claim that the undersigned is such an affiliate on or after date of this letter agreement.

      If, in fact, the undersigned were such an affiliate under the Securities Act, the undersigned's ability to sell, assign or transfer the shares of Cathay Common Stock received by the undersigned in the Merger may be restricted unless such transaction is registered under the Securities Act or an exemption from such registration is available. The undersigned understands that such exemptions are limited and, to the extent the undersigned felt or feels it necessary, the undersigned has obtained or will obtain advice of counsel as to the nature and conditions of such exemptions, including information with respect to the applicability to the sale of such securities of Rules 144 and 145(d) promulgated under the Securities Act.

      The undersigned hereby represents to and covenants with Cathay that the undersigned will not sell, assign, transfer or otherwise dispose of publicly or privately any of the shares of Cathay Common Stock received by the undersigned in the Merger pursuant to the Merger Agreement except (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145(d) under the Securities Act, or (iii) in a transaction which, in the opinion of the general counsel of Cathay, or other counsel reasonably satisfactory to Cathay, or as described in a "no-action" or interpretive letter from the staff of the SEC specifically issued with respect to a transaction to be engaged in by the undersigned, is not required to be registered under the Securities Act.

      In the event of a sale or other disposition by the undersigned of shares of Cathay Common Stock pursuant to Rule 145(d), the undersigned will supply Cathay with evidence of com-pliance with such rule, in the form of a letter in form and substance reasonably satisfactory to Cathay. The undersigned understands that if Cathay has reasons to believe that the undersigned has not complied with Rule 145(d), it may instruct its transfer agent to withhold the transfer of any shares of Cathay Common Stock disposed of by the undersigned, but that upon receipt of such evidence of compliance, of which a legal opinion from legal counsel of Cathay or other counsel reasonably satisfactory to Cathay shall be conclusive, Cathay shall cause the transfer agent to effectuate the transfer of shares of Cathay Common Stock sold as indicated in such letter. Notwithstanding the foregoing, Cathay shall revoke the stop transfer instructions with respect to any shares of Cathay Common Stock held by the undersigned or a transferee of the undersigned as to which the legend referred to below has been removed.

      The undersigned acknowledges and agrees that the legend set forth below will be placed on certificates representing any shares of Cathay Common Stock received by the undersigned in connection with the Merger pursuant to the Merger Agreement or held by a transferee thereof, which legend will be removed by delivery of substitute certificates (i) upon the transfer by the undersigned of shares of Cathay Common Stock in a sale made in conformity within the provisions of Rule 145(d) or pursuant to an effective registration statement under the Securities Act, or (ii) upon receipt of an opinion in form and substance reasonably satisfactory to Cathay from independent counsel reasonably satisfactory to Cathay to the effect that such legends are no longer required for purposes of the Securities Act.

      There will be placed on certificates for shares of Cathay Common Stock issued to the undersigned, or, except as otherwise provided herein, any substitutions therefore, a legend stating in substance:

            "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER
            THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), APPLIES. THE SHARES MAY NOT BE SOLD, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO A REGISTRATION STATEMENT UNDER, OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, THE ACT."

      It is understood and agreed that certificates with the legend set forth in the preceding paragraph will be substituted by delivery of certificates without such legend if: (i) one year shall have elapsed from the date the undersigned acquired the shares of Cathay Common stock received in the Merger pursuant to the Merger Agreement and the provisions of Rule 145(d)(2) are then available to the undersigned; (ii) two years shall have elapsed from the date the undersigned acquired the shares of Cathay Common Stock received in the Merger pursuant to the Merger Agreement and the provisions of Rule 145(d)(3) are then applicable to the undersigned; (iii) Cathay has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Cathay, or a "no action" letter obtained by the undersigned from the staff of the SEC, to the effect that the restrictions imposed by Rule 145 under the Securities Act no longer apply to the undersigned; or (iv) any registration statement registering the resale of the shares of

Cathay Common Stock issued to the undersigned is declared effective by the SEC or automatically becomes effective.

      For so long as and to the extent necessary to permit the undersigned to sell its shares of Cathay Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Cathay shall take all such actions as reasonably available to file, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), referred to in paragraph
(c)(1) of Rule 144 (or, if applicable, Cathay shall use reasonable efforts to make publicly available the information regarding itself referred to in paragraph (c)(2) of Rule 144), furnish to the undersigned upon request a written statement as to whether Cathay has complied with such reporting requirements during the twelve months preceding any proposed sale under Rule 145, and otherwise take all such actions as reasonably available to permit such sales pursuant to Rule 145 and Rule 144. Cathay has filed, on a timely basis, all reports required to be filed with the SEC under Section 13 of the Exchange Act during the preceding twelve months.

      The undersigned acknowledges that the undersigned has carefully read this letter agreement and understands and agrees to the requirements hereof and the limitations imposed upon the distribution, sale, transfer or other disposition of shares of Cathay Common Stock.



                                                Very truly yours,



                                                ________________________
                                                Name:



Dated:  ______________, 2006

Accepted:__________, 2006

Cathay General Bancorp.

By:_______________________

Name:

Title:

                                                                     APPENDIX B

                        DELAWARE GENERAL CORPORATION LAW

                              262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to ss.251(g) of this title), ss.252, ss.254, ss.257, ss.258, ss.263 or ss.264 of this title:

     1. PROVIDED, HOWEVER, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and FURTHER PROVIDED that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

     2. Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     i. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

     ii. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

     iii. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     iv. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     3. In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     2. If the merger or consolidation was approved pursuant to ss.228 or ss.253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
(i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; PROVIDED, HOWEVER, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, PROVIDED, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation, or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware, or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); PROVIDED, HOWEVER, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     APPENDIX C

                   FAIRNESS OPINION OF HOVDE FINANCIAL, INC.

[GRAPHIC OMITTED]

                                  July 6, 2006

Board of Directors
New Asia Bancorp, Inc.
222 West Cermak Road
Chicago, IL  60616


Dear Members of the Board:

      We understand that New Asia Bancorp, Inc., a Delaware corporation, registered under the Bank Holding Company Act of 1956, as amended (the "COMPANY"), and Cathay General Bancorp, a Delaware corporation, registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("CATHAY"), are about to enter into an Agreement and Plan of Merger (the "AGREEMENT"), to be dated on or about July 6, 2006, pursuant to which Company will merge with and into Cathay, the separate legal existence of the Company will cease, and Cathay will be the surviving entity (the "MERGER"). In connection with the Merger, in accordance with the provisions of the Agreement, at the Effective Time, each share of the Company Capital Stock issued and outstanding immediately prior to the Effective Time (other than (a) any shares of Company Capital Stock held directly or indirectly by the Company or Cathay (except for Trust Account Shares and DPC Shares) and (b) Dissenting Shares) shall by virtue of the Agreement and without any action on the part of the holder thereof, be cancelled and cease to exist and be converted into the right to receive, at the election of the holder thereof as provided in Section 2.2 of the Agreement, either (i) that number of shares of Cathay Common Stock equal to the Exchange Ratio, (ii) an amount in cash, without interest, equal to $32.60 (the "PER SHARE CASH CONSIDERATION"), or (iii) a combination of cash and shares of Cathay Common Stock (valued at the Average Closing Price) having an aggregate value equal to the Per Share Cash Consideration (collectively, the "MERGER CONSIDERATION"), subject to the limitations set forth in Section 2.2(c) of the Agreement on the aggregate number of shares of Cathay Common Stock issued and the aggregate amount of cash paid in exchange for all shares of Company Capital Stock. Capitalized terms used, but not otherwise defined, herein shall have the same meaning ascribed to them in the Agreement. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of the Company.

      Hovde Financial, Inc. ("HOVDE"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      We were retained by the Company to act as its financial advisor in connection with the Agreement and the Merger. We will receive compensation from the Company in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Additionally, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

      During the course of our engagement and for the purposes of the opinion set forth herein, we have:

     (i)      reviewed the Agreement and all attachments thereto;

     (ii) reviewed certain historical publicly available business and financial information concerning the Company and Cathay;

     (iii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Cathay;

     (iv) analyzed certain financial projections prepared by the managements of the Company and Cathay;

     (v) held discussions with members of the senior managements of the Company and Cathay for the purpose of reviewing the future prospects of the Company and Cathay, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the "SYNERGIES") expected to be achieved as a result of the Merger;

     (vi) reviewed historical market prices and trading volumes of Cathay Common Stock;

     (vii) reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

     (viii) evaluated the PRO FORMA ownership of Cathay Common Stock by the holders of the Company Capital Stock relative to the PRO FORMA contribution of the Company's assets, liabilities, equity and earnings to the combined company;

     (ix) analyzed the PRO FORMA impact of the Merger on the combined company's earnings per share, consolidated capitalization and financial ratios; and

     (x) performed such other analyses and considered such other factors as we have deemed appropriate.

      We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

      In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Company and Cathay in the discussions with the managements of the Company and Cathay. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding underperforming and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of the Company and Cathay and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances made by the subsidiaries of the Company and Cathay are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Company, Cathay or their respective subsidiaries. In addition, we have not reviewed individual credit files, nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company, Cathay or any of their respective subsidiaries, and we were not furnished with any such evaluations or appraisals.

      We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to the Company, Cathay and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger, and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Cathay or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Cathay or any of the surviving corporations after the Merger.

      Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

      We are not expressing any opinion herein as to the prices at which Cathay Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of the Company Capital Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the Company Capital Stock.

      This letter is solely for the information of the Board of Directors of the Company and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; PROVIDED, HOWEVER, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of the Company Capital Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

      Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to the shareholders of the Company pursuant to the Agreement is fair, from a financial point of view.


                                    Sincerely,

                                    [GRAPHIC OMITTED]

                                    HOVDE FINANCIAL, INC.

                                                                     APPENDIX D

                            FORM OF VOTING AGREEMENT

                    VOTING AND IRREVOCABLE PROXY AGREEMENT

      THIS VOTING AND IRREVOCABLE PROXY AGREEMENT (this "VOTING AGREEMENT") is made and entered into as of July 6, 2006, between Cathay General Bancorp, a Delaware corporation that is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("CATHAY"), and the undersigned stockholder ("STOCKHOLDER") of New Asia Bancorp, Inc., a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("NAB").

                                    RECITALS
A. Concurrently with the execution of this Voting Agreement, Cathay and NAB are entering into an Agreement and Plan of Merger (the "MERGER AGREEMENT"), which provides for the merger of NAB with and into Cathay, with Cathay being the surviving entity.

B. Cathay is willing to enter into the Merger Agreement in consideration of, among other things, the Stockholder agreeing to enter into this Voting Agreement.

C. Pursuant to and as a condition precedent to Cathay's obligations under the Merger Agreement, Cathay and Stockholder wish to enter into this Voting Agreement to provide for the voting of Stockholder's shares of capital stock of NAB, on the terms and subject to the conditions set forth in this Voting Agreement.

                                    AGREEMENT
In consideration of the above recitals and the promises set forth in this Voting Agreement, the parties agree as follows:

     1.   AGREEMENT TO RETAIN SHARES.

     1.1 TRANSFER AND ENCUMBRANCE. Stockholder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any and all shares of capital stock of NAB (i) owned or (ii) beneficially held by Stockholder (the latter to the fullest extent within the control of Stockholder), as of the date first written above (the "SHARES"), or any New Shares (as defined in Section 1.2 below), except (a) transfers by will or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers in connection with estate and tax planning purposes, including transfers to relatives, trust and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, and (c) transfers to any person who does not beneficially own (after giving effect to such transfer), individually or as a member of a group, shares of NAB common stock in excess of the greater of (i) 5% of the then outstanding shares of NAB common stock or (ii) the number of Shares held by the Stockholder, subject in all cases to the transferee agreeing in writing to be bound by the terms of this Agreement, and Stockholder further agrees not to make any offer or agreement relating to either the Shares or any New Shares, at any time prior to the Expiration Date. As used in this Voting Agreement, the term "EXPIRATION DATE" means the earlier to occur of (a) the Effective Time (as defined in the Merger Agreement), (b) nine months from the date hereof or (c) the date on which the Merger Agreement is terminated in accordance with the terms and conditions of the Merger Agreement (i) by NAB due to a breach by Cathay or (ii) by Cathay or NAB due to failure of Cathay or NAB to have received the Requisite Regulatory Approvals (as defined in the Merger Agreement).

     1.2 NEW SHARES. Stockholder agrees that the terms and conditions of this Voting Agreement shall apply to, and Stockholder agrees to be bound by the terms and conditions of this Voting Agreement with respect to Stockholder's interest in, (a) the Shares and (b) any and all shares of capital stock of NAB that (i) Stockholder purchases or acquires, or (ii) with respect to which Stockholder otherwise acquires beneficial ownership (the latter to the fullest extent within the control of the Stockholder) after the date first written above and prior to the Expiration Date ("NEW SHARES").

     2.   AGREEMENT TO VOTE SHARES.

     2.1 AGREEMENT TO VOTE. Until the Expiration Date, at every meeting of the stockholders of NAB (or holders of any series or class of stock of NAB) called with respect to any of the following, and on every action or approval by written consent of the stockholders of NAB (or holders of any series or class of stock of NAB) with respect to any of the following, Stockholder agrees to vote the Shares and any New Shares (i) in favor of approval of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, and any matter that could reasonably be expected to facilitate the Merger, (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger, (iii) against any merger, consolidation, sale of assets, reorganization or recapitalization, with any party other than with Cathay and its affiliates, and (iv) against any liquidation or winding up of NAB (each of Sections 2(b)(ii), 2(b)(iii) and 2(b)(iv), an "OPPOSING PROPOSAL"). Stockholder further agrees that prior to the Expiration Date Stockholder will not, directly or indirectly, solicit or encourage any offer from any party concerning the possible disposition of all or any substantial portion of NAB's business, assets or capital stock. In the event NAB's board of directors does not call a stockholders meeting (or a meeting of the holders of any series or class of stock of NAB) to approve the Merger, Stockholder agrees to, at the request of Cathay, take all action necessary within Stockholder's control and to cooperate with other stockholders of NAB, as necessary, to call a stockholder meeting (or a meeting of the holders of any series or class of stock of NAB) to approve the Merger or to approve the Merger by written consent. Stockholder shall retain the right to vote the Shares and any New Shares on any matter not related to the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement, and to make any Election (as defined in the Merger Agreement) with respect to the Shares and any New Shares, in each case in Stockholder's sole discretion.

     3. APPOINTMENT OF PROXY. To secure Stockholder's obligation to vote Stockholder's Shares and any New Shares in accordance with the provisions of
Section 2 of this Voting Agreement, Stockholder does hereby irrevocably constitute and appoint Cathay, or any nominee of Cathay, with full power of substitution, from the date of this Voting Agreement until the Expiration Date, as its true and lawful proxy, for and in its name, place and stead, including the right to sign its name (as stockholder) to any consent, certificate or other document relating to NAB that applicable law may permit or require, to cause the Shares and any New Shares to be voted in the manner contemplated by Section 2 of this Voting Agreement. Stockholder hereby revokes all other proxies and powers of attorney with respect to the Shares and any New Shares that Stockholder may have appointed or granted. Stockholder will not give a subsequent proxy or power of attorney (and if given, any such subsequent proxy or power of attorney will not be effective) or enter into any other voting agreement with respect to the Shares and any New Shares prior to the Expiration Date. Cathay agrees that it will not exercise its right to act as Stockholder's proxy unless and until Cathay has requested that Stockholder vote the Shares and any New Shares in the manner contemplated by Section 2(b) of this Voting Agreement and Stockholder has failed to do so.

THE VOTING ARRANGEMENT IN THIS VOTING AGREEMENT IS IRREVOCABLE DURING THE TERM OF THIS VOTING AGREEMENT. THE PROXIES AND POWERS GRANTED BY STOCKHOLDER PURSUANT TO THIS SECTION 3 ARE COUPLED WITH AN INTEREST AND ARE GIVEN TO SECURE THE PERFORMANCE OF STOCKHOLDER'S DUTIES UNDER THIS VOTING AGREEMENT, AND TO FACILITATE THE PURCHASE OF THE SHARES AND ANY NEW SHARES AS CONTEMPLATED BY THE MERGER AGREEMENT.

     4. NO PROXY SOLICITATIONS. Stockholder will not, and will not permit any entity under such Stockholder's control to, (a) solicit proxies or become a "participant" in a "solicitation," as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (b) initiate a stockholder's vote or action by consent of NAB stockholders with respect to an Opposing Proposal; or (c) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of NAB with respect to an Opposing Proposal.

     5. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Stockholder represents and warrants to Cathay as follows:

     5.1 Stockholder is the sole beneficial and record owner and holder of the Shares and will be the sole and beneficial owner of any New Shares, which, except as set forth in SCHEDULE 1, at the date of this Voting Agreement are, and at all times through the Expiration Date will be, free and clear of any liens, claims, options, charges, security interests, equities, options, warrants, rights to purchase (including, without limitation, restrictions on rights of disposition other than those imposed by applicable securities laws), third party rights of any nature or other encumbrances, except as provided for in this Voting Agreement and the Merger Agreement.

     5.2 Stockholder either has been fully involved with the negotiations between Cathay and NAB with respect to the Merger Agreement as a member of NAB's board of directors or is an accredited investor (as defined in Regulation D promulgated by the Securities and Exchange Commission) and a sophisticated investor aware of and familiar with NAB's business affairs and financial condition, and has acquired sufficient information with respect to the Merger and the Merger Agreement to reach a knowledgeable and informed decision to enter into this Voting Agreement. Stockholder has independently concluded in Stockholder's capacity as an individual stockholder of NAB that it is in Stockholder's best interest to execute, deliver and perform Stockholder's obligations under this Voting Agreement.

     5.3 Stockholder has full power, authority and legal capacity to make, enter into and carry out the terms of this Voting Agreement and has duly executed and delivered this Voting Agreement. This Voting Agreement constitutes a valid and binding obligation of Stockholder.

     5.4 Except as set forth on SCHEDULE 1, the Stockholder represents that Stockholder beneficially owns the number of shares indicated opposite such Stockholder's name on said SCHEDULE 1, and has sole and unrestricted voting power with respect to such Shares.

     6. TERMINATION. This Voting Agreement will terminate and will have no further force or effect as of the Expiration Date.

     7. NO LIABILITY FOR VOTES MADE. Stockholder acknowledges and agrees that Cathay and its directors and officers shall not be liable to Stockholder with respect to or in connection with any and all voting decision(s) made in accordance with this Voting Agreement during the term of this Voting Agreement.

     8.   MISCELLANEOUS.

     8.1 SEVERABILITY. If any term, provision, covenant or restriction of this Voting Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Voting Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.

     8.2 BINDING EFFECT AND ASSIGNMENT. This Voting Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Voting Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without prior written consent of the others, except that Cathay may assign its rights and obligations under this Voting Agreement to an affiliate without the written consent of Stockholder.

     8.3 AMENDMENTS AND MODIFICATION. This Voting Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties to this Voting Agreement.

     8.4 SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. Stockholder acknowledges that Cathay will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder contained in this Voting Agreement. Therefore, it is agreed that, in addition to any other remedies that may be available to Cathay upon any such violation, Cathay will have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available at law or in equity.


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

     8.5 GOVERNING LAW. This Voting Agreement will be governed by, construed and enforced in accordance with, the internal laws of the State of Delaware as such laws are applied to contracts entered into and to be performed entirely within the State of Delaware.

     8.6 ENTIRE AGREEMENT. This Voting Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

     8.7 COUNTERPARTS. This Voting Agreement may be executed in several counterparts, each of which will be an original, but all of which together will constitute one and the same agreement.

     8.8 EFFECT OF HEADINGS. The section headings contained in this Voting Agreement are for convenience only and will not affect the construction or interpretation of this Voting Agreement.

     8.9 DELAYS OR OMISSIONS. No waiver by any party of any right, power, default, misrepresentation or breach under this Voting Agreement, whether intentional or not, will be deemed to extend to any prior or subsequent right, power, default, misrepresentation or breach under this Voting Agreement. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Voting Agreement, or any waiver on the part of any party of any provisions or conditions of this Voting Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing.

     8.10 ENFORCEMENT FEES AND COSTS. In the event legal action is required to be taken or commenced by Cathay against Stockholder for the enforcement of any of the covenants, terms or conditions of this Voting Agreement, Stockholder will be liable for all reasonable attorneys' fees and costs incurred by Cathay in connection with such legal action, provided Cathay is the prevailing party in the legal action. If the stockholder prevails in the legal action, Cathay shall pay and be liable for all reasonable attorneys' fees and costs incurred by stockholder in connection with such legal action.

     8.11 REPRESENTATION. Stockholder represents and acknowledges that Stockholder has had the opportunity to seek and obtain the advice of legal counsel with respect to this Voting Agreement.

     8.12 LEGEND. As soon as practicable after the execution of this Voting Agreement, if requested by Cathay, Stockholder shall cause the following legend to be placed on all certificates representing the Shares, including certificates evidencing any New Shares:

       "The shares of common stock represented by this certificate are subject to the terms of a Voting and Irrevocable Proxy Agreement, dated as of
                 , 2006, by and between the registered owner and the parties thereto (the "Voting Agreement"), and are held and may not be transferred, sold, exchanged, pledged or otherwise disposed of or encumbered, except in accordance therewith. No registration or transfer will be recorded on the books of New Asia Bancorp, Inc. unless the transfer is made to a transferee who agrees to be bound by the Voting Agreement."

        [THE REMAINDER OF THIS PAGE IS BLANK. SIGNATURE PAGE FOLLOWS.]



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


     The Parties have executed this Voting Agreement on the date first above written.

                                    CATHAY GENERAL BANCORP


                                    ------------------------------
                                    By:
                                    Name:

                                    STOCKHOLDER


                                    ------------------------------
                                    By:
                                    Name:



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